Form 20-F
period 2025-12-31
rYojbaba Co., Ltd.
filed 2026-03-23
CIK 2012600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-42781

RYOJBABA CO., LTD.

(Exact name of registrant as specified in its charter)

Japan

(Jurisdiction of incorporation or organization)

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

(Address of principal executive offices)

Ryoji Baba

Chief Executive Officer and Interim Chief Financial Officer

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

Telephone: +81 (92) 553-0344

Email: r.baba@ryojbaba.co.jp

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

Common Shares, no par value*		The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,550,000 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this annual report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this annual report under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” and “Business Overview” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include:

●	the size and growth potential of the markets for our services, and our ability to serve those markets;
●	the rate and degree of market acceptance of our products or services;
●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;
●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;
●	our ability to compete effectively in a competitive industry;
●	our ability to obtain funding for our operations and our future financial performance;
●	our ability to attract collaborators and strategic partnerships;
●	our ability to continue to meet the Nasdaq requirements;
●	our ability to meet our other financial operating objectives;
●	the availability of qualified employees for our business operations;
●	general business and economic conditions;
●	our ability to meet our financial obligations as they become due;
●	positive cash flows and financial viability of our operations and new business opportunities;
●	ability to secure intellectual property rights over our proprietary services;
●	our ability to be successful in new markets;
●	our ability to avoid infringement of intellectual property rights;
●	our ability to respond and adapt to changes in technology and customer behavior;
●	our ability to develop, maintain and enhance a strong brand; and
●	other risks and uncertainties indicated in this annual report, including under “Risk Factors.”

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, potential investors should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the date of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

Any forward-looking statement that we make in this annual report speaks only as of the date of this annual report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise, after the date of this annual report.

ii

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISK FACTORS

An investment in the common shares is highly speculative and involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this annual report, including the audited financial statements and the related notes included in this annual report, before deciding whether to invest in the common shares. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the market price of the common shares could decline, and you could lose part or all of your investment. Some statements in this annual report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

As used in this annual report, the terms “the Company,” “rYojbaba,” “we,” “our” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole.

Our functional currency is the Japanese yen (which we refer to as “JPY” or “¥”), and our reporting currency is the U.S. dollar (which we refer to as “U.S. dollar,” “USD,” “US$” or “$”). Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥156.8000 = US$1.00, which was the foreign exchange rate on December 31, 2025 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in its weekly release on January 5, 2026. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Summary Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include the following:

Risks Related to Our Company

●	We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests.

●	There is a risk that we will be a passive foreign investment company (which we refer to as “PFIC”) for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

●	It may not be possible for investors to effect service of process within the United States upon all of our directors (except for Ferdinand Groenewald), corporate auditors and executive officers, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

●	Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

●	Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

●	Risks related to our expansion into new geographic markets could adversely affect our business, financial condition, and operating results.

●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and the Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

●	If we fail to obtain necessary funds for our operations, we will be unable to maintain and improve our services, other businesses, and technology, and we will be unable to develop and commercialize our services, other businesses, and technologies.

●	We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war, and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Risks Related to Our Labor Consulting Business

●	Our inability to retain our senior management team would be detrimental to the success of our labor consulting business.

●	Our inability to hire and retain talented people in the labor consultancy industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

●	If we are unable to manage the growth of our labor consulting business successfully, we may not be able to sustain profitability.

●	Our financial results could suffer if we are unable to achieve or maintain adequate utilization and suitable billing rates for our labor consultants.

●	A significant portion of our revenues are derived from a limited number of clients, and our engagement agreements for our labor consulting services, including those related to our largest clients, are non-recurring and can be terminated by our clients with little or no notice and without penalty, which may cause our operating results to be unpredictable.

●	Our ability to maintain and attract new business depends upon our reputation, the professional reputation of our labor consultants and the quality of our services.

●	The consulting services industry is highly competitive, and we may not be able to compete effectively.

●	Additional hiring of labor consultants and any acquisitions of groups of labor consultants could disrupt our operations, increase our costs or otherwise harm our business.

●	The profitability of our fixed-fee engagements with clients for our consulting services may not meet our expectations if we underestimate the cost of these engagements.

●	Revenues from our performance-based engagements for our labor consulting services are difficult to predict, and the timing and extent of recovery of our costs is uncertain.

●	Conflicts of interest could preclude us from accepting engagements thereby causing decreased utilization and revenues.

●	Expanding our service offerings or number of offices may not be profitable.

●	Our engagements could result in professional liability, which could be very costly and hurt our reputation.

Risks Related to Our Osteopathic Clinic and Osteopathic Beauty Salon Business

●	We may not achieve our development goals as to our osteopathic clinic business, which could adversely affect our operations and financial results.

●	We are actively expanding in Japan and potentially will expand into overseas markets our osteopathic clinic business, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate.

●	Our system-wide osteopathic clinic and osteopathic beauty salon base is geographically concentrated in the Kyusyu area of Japan, especially in Fukuoka Prefecture, and we could be negatively affected by conditions specific to that region.

●	Our success depends substantially on the value of our brands.

●	The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness.

●	Changes in regulatory requirements, or in application of current regulatory requirements, to our osteopathic clinics and osteopathic beauty salons may have an adverse effect on our business and results of operations.

●	We may suffer losses from liability or other claims if our clinic services cause harm to customers.

●	If we or our prospective franchisees face labor shortages or increased labor costs as to our osteopathic clinics and osteopathic beauty salons, our results of operations and our growth could be adversely affected.

●	Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

●	Contracts with customers under the age of 18, who are considered minors, may be terminated if we cannot obtain a consent from their parents or guardians.

Risks Related to the Osteopathic Services Industry

●	We are vulnerable to changes in consumer preferences and economic conditions that could harm our osteopathic clinic and osteopathic beauty salon business, financial condition, results of operations and cash flow.

●	We may not be able to compete successfully with other osteopathic clinic businesses, which could materially and adversely affect our results of operations.

●	Negative publicity could reduce sales at some or all of our osteopathic clinics and osteopathic beauty salons.

●	We conduct business in a heavily regulated industry, and if we fail to comply with applicable healthcare laws and government regulations, we could incur financial penalties, become excluded from participating in government healthcare programs, be required to make significant operational changes or experience adverse publicity, which could harm our business.

●	We are potentially subject to government regulations, and we may experience delays in obtaining required regulatory approvals, if required, to market our proposed businesses.

●	Legislative or governmental administrative reforms to the reimbursement systems in Japan in a manner that significantly reduces reimbursement for our services could have a material adverse effect on our business, financial condition or results of operation.

●	We may suffer losses from liability or other claims if our clinic services cause harm to customers.

Risks Related to Our Indebtedness

●	Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

●	Our outstanding debt agreements may limit our flexibility in operating and expanding our business.

General Risk Factors

●	We may face strong competition from other providers in our service areas, which could materially and adversely affect our results of operations.

●	Litigation involving our Company may occur and affect our operation.

●	Third party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues.

●	Cybersecurity breaches and other disruptions could compromise our information, result in the unauthorized disclosure of confidential guest, employee, Company and/or business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

●	Matters relating to employment and labor law may adversely affect our business.

●	The impact of healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, but may harm our business.

Risks Related to the Ownership of Our Common Shares

●	There can be no assurance that we will be able to continue to comply with Nasdaq’s continued listing standards.

●	The price of our common shares could be subject to rapid and substantial volatility.

●	The price of the common shares may fluctuate substantially.

●	As a controlled company, we are not subject to all of the corporate governance rules of the Nasdaq.

●	If the voting power of our capital stock continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

●	We may incur significant taxation from an investigation by the tax authority in Japan.

●	We may face restrictions on foreign investment related to Foreign Exchange and Foreign Trade Act in Japan.

Risks Related to our Company

We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests.

Our future capital requirements will depend on many factors, including the speed and geographic area of labor consulting, osteopathic clinic and other business growth, progress and results of our businesses, the number and development requirements of other business that we pursue, and the costs of commercialization activities, including marketing and sales. Because of the numerous risks and uncertainties associated with the development and commercialization of our businesses, we are unable to reasonably estimate the amounts of increased capital outlays and operating expenditures that our business will require. It is likely that we will need to raise additional funds through public or private debt or equity financings to meet various objectives including, but not limited to:

●	pursuing growth opportunities;

●	acquiring complementary businesses;

●	making capital improvements to our infrastructure;

●	hiring additional qualified management and key employees;

●	responding to competitive pressures;

●	complying with regulatory requirements; and

●	maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity-linked securities may dilute our current shareholders’ ownership in us and could also result in a decrease in the market price of the common shares. The terms of those securities issued by us in future capital transactions may be more favorable to new investors and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of the common shares.

Furthermore, any debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business, and we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition. Thus, holders of the common shares bear the risk that our future offerings may reduce the market price of the common shares and dilute their shareholdings in us.

If we fail to obtain necessary funds for our operations, we will be unable to maintain and improve our services, other businesses, and technology, and we will be unable to develop and commercialize our services, other businesses, and technologies.

Our present and future capital requirements depend on many factors, including:

●	future revenues and profits generated from the expected launch of new services;

●	the level of research and development investment required to develop our services, and maintain and improve our technology positions;

●	our ability and willingness to enter into new agreements with strategic partners and the terms of these agreements;

●	the costs of recruiting and retaining qualified personnel;

●	the time and costs involved in obtaining regulatory approvals should such be required; and

●	the costs of filing, prosecuting, defending, and enforcing trademark, patent claims and other intellectual property rights.

If we are unable to obtain the funds necessary for our operations, we will be unable to develop and commercialize our services and technologies, which would materially and adversely affect our business, liquidity, and results of operations.

We may acquire other companies in pursuit of growth, which may divert our management’s attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.

As part of our business strategy, we regularly review potential strategic transactions, including potential acquisitions, dispositions, consolidations, joint ventures, or similar transactions. Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. Consequently, these transactions, even if undertaken and announced, may not close. We may decide to issue common shares as consideration to acquire other companies which would result in dilution to our existing shareholders’ ownership interests in our Company.

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, services, products, personnel or operations of acquired companies. Moreover, the anticipated benefits of any merger, acquisition, investment, or similar partnership may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire, for example from failure to identify all of the significant risks or liabilities associated with the target business. These integration activities are complex and time-consuming, and we may encounter unexpected difficulties or incur unexpected costs. Any of these risks could materially and adversely affect our business, financial condition, results of operations and prospects.

Public health epidemics or outbreaks could adversely impact our business.

Public health crises, such as pandemics or similar outbreaks, could adversely impact our business. Any future pandemic, epidemic or outbreak of an infectious disease could have similar effects. Furthermore, economic recessions, increased inflation and/or interest rates, and any disruptions to our operations or workforce availability, including those brought on by the effects of a pandemic or a similar health epidemic may have a negative effect on our operating results. The foregoing could result in an adverse effect on our business, results of operations, financial condition and cash flows.

There is a risk that we will be a passive foreign investment company (which we refer to as “PFIC”) for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

A non-U.S. corporation, such as our Company, is classified as a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either:

(i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or

(ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raised in our initial public offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status will depend, in part, on the amount of cash that we raised in our initial public offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the market price of the common shares, a decrease in the market price of the common shares may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year. We believe we were not a PFIC in prior taxable year 2024 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2024.

If we are a PFIC for any taxable year during which a U.S. holder (as defined below) owns common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations for U.S. Holders” for further information. We have not determined, if we were to be classified as a PFIC for a taxable year, whether we will provide information necessary for a U.S. holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares. The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our common shares.

It may not be possible for investors to effect service of process within the United States upon all of our directors (except for Ferdinand Groenewald), corporate auditors, and executive officers, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock corporation organized under Japanese law. All of our directors, corporate auditors and executive officers reside in Japan, except for Ferdinand Groenewald, who resides in the United States, and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Japan, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States. A Japanese court may refuse to apply provisions of U.S. securities laws in original actions, or to enforce judgments of U.S. courts that are based on such provisions, if it considers such provisions to be contrary to the public policy of Japan. The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters, and a Japanese court may deem that there is not sufficient basis for the reciprocity on the enforcement of judgments. Therefore, if you obtain a civil judgment by a U.S. court, you may not be able to enforce it in Japan.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (which we refer to as the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ fiduciary duties and obligations, and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

As a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600, the requirement in Nasdaq Rule 5250(b)(3) to disclose third party director and nominee compensation, the requirement in Nasdaq Rule 5250(d) to distribute annual and interim reports, and the requirement in Nasdaq Rule 5610 to adopt a code of ethics. Of particular note, the following rules under Nasdaq Rule 5600 are exempt from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors. Under our current corporate structure, the Companies Act does not require independent directors.

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act. See “Management—Board of Corporate Auditors” below for additional information.

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive and directors (subject to the maximum aggregate compensation amount resolved by our shareholders meetings), and other compensation related matters. Likewise, our corporate auditors discuss and determine compensation of each corporate auditor (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) without involvement of our board of directors.

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors (in the cases of corporate auditors, consent of board of corporate auditors is required) and oversee our corporate governance practices.

●	Nasdaq Rule 5620(c) provides a one-third quorum requirement applicable to shareholder meetings. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation a quorum of not less than one-third or more of the total number of voting rights is required in connection with the election of directors, corporate auditors and certain other matters.

We intend to avail ourselves of these exemptions. More specifically, we will not have a compensation committee or a nominating and corporate governance committee. Therefore, for as long as we remain a “foreign private issuer,” we will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. If at any time we cease to be a “foreign private issuer” under the rules of the Nasdaq, we intend to avail itself of the “controlled company” exception to the rules of the Nasdaq.

The “controlled company” exception to rules of the Nasdaq provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company,” need not comply with certain requirements of the corporate governance rules of the Nasdaq. As of December 31, 2025, Ryoji Baba controls approximately 69.47% of the voting power of our outstanding shares. Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq.

As a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company), we may elect not to comply with certain corporate governance standards, including the requirements: (1) that a majority of our board of directors consist of independent directors; (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of the Nasdaq and cease to be a “controlled company” and our common shares continue to be listed on the Nasdaq, our board of directors will take all action necessary to comply with the corporate governance rules of the Nasdaq, including, but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

We are implementing new growth strategy, priorities and initiatives and any inability to execute and evolve our strategy over time could adversely impact our financial condition and results of operations.

We seek to accelerate the growth of our business through expansion of current services as well as development of new services including the opening of new osteopathic clinics. Our ability to develop new services and clinics is dependent upon a number of factors, many of which are beyond our control, including the risk of:

●	limited availability of financing for our Company at acceptable rates and terms;

●	development costs exceeding budgeted or contracted amounts;

●	in new geographic markets where we have limited or no existing locations, the inability to successfully expand or acquire critical market presence for our brands, acquire name recognition, successfully market our products or attract new customers;

●	inability to obtain all required permits;

●	changes in laws, regulations and interpretations;

●	general economic and business conditions;

●	challenge of identifying, recruiting and training skilled and qualified management and other employees necessary to meet staffing needs;

●	challenge of maintaining healthy work environment with a decent work and life balance for employees due to long working hours with possible physical exhaustion based on client demands;

●	cash flow problems due to negotiations with insurance companies and payment delays;

●	inability to identify, or the unavailability of, suitable sites at acceptable cost and other leasing or purchase terms;

●	developed properties not achieving desired revenue or cash flow levels once opened;

●	negative impact of a new clinic upon sales at nearby existing clinics;

●	challenge of developing in areas where competitors are more established or have greater penetration or access to suitable development sites;

●	incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion;

●	impairment charges resulting from underperforming clinics or decisions to curtail or cease investment in certain locations or markets;

●	operating cost levels that reduce the demand for, or raise the cost of, developing new clinics;

●	inability to identify and compete for available and suitable sites;

●	difficulties to reach acceptable agreements regarding the lease or purchase of locations;

●	delays in completion of construction;

●	insufficiency of finance required to acquire and operate a clinic, including construction and opening costs, which includes access to build-to-suit leases at favorable interest and capitalization rates;

●	unforeseen engineering or environmental problems with leased premises; and

●	impact of inclement weather, natural disasters and other calamities.

Although we manage our growth and development activities to help reduce such risks, we cannot provide assurance that our present or future growth and development activities will perform in accordance with our expectations. Our inability to expand in accordance with our plans or to manage the risks associated with our growth could have a material adverse effect on our results of operations and financial condition.

As part of our longer-term growth strategy, we plan to enter new geographical markets primarily in Asia where we have little or no prior operating experience. The challenges of entering new markets include difficulties in hiring experienced personnel; consumer unfamiliarity with our brand; and different competitive and economic conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than in our existing markets. Consumer recognition of our brand has been important in the success of both our consulting services and osteopathic services in our existing markets. Introduction of our services in new markets may take longer to reach anticipated sales and profit levels and may have higher construction, occupancy and operating costs than existing osteopathic clinic and osteopathic beauty salon locations, thereby negatively affecting our operating results. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new osteopathic clinic and osteopathic beauty salon and other businesses.

Risks related to our expansion into new geographic markets could adversely affect our business, financial condition, and operating results.

Currently, substantially all of our operations are in Japan. However, we plan to expand to new geographic markets in the future and, therefore, will be subject to the following risks associated with such planned expansion into new geographical markets:

●	Unforeseen developments and conditions, including terrorism, war, epidemics, and international tensions and conflicts;
●	Supply chain disruptions;
●	Inability to access supplies;
●	Imposition of sanctions against countries where we may expand operations to or specific companies or individuals with whom we may do business, or retaliatory sanctions on companies by such countries in which we may expand operations to;
●	Nationalization or confiscation of assets by foreign governments, and imposition of additional or new tariffs, quotas, trade barriers, regulations, and similar restrictions on our operations expanded internationally;
●	Inflation or deflation;
●	Fluctuations in currency values;
●	Sudden changes in foreign currency exchange controls;
●	Noncompliance with a variety of foreign laws and regulations;
●	Failure to properly implement changes in tax laws and the interpretation of those laws;
●	Failure to develop and maintain data management practices that comply with laws related to cybersecurity, privacy, data localization, and data protection;
●	Discriminatory or conflicting fiscal or trade policies;
●	Difficulties enforcing contractual rights in certain jurisdictions;
●	Uncollectible accounts and longer collection cycles that may be more prevalent in foreign countries;
●	Ineffective or delayed implementation of appropriate controls, policies, and processes across our diverse operations and employee base.

Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency is Japanese yen and reporting currency is US dollar. Substantially all of our revenues are generated in Japan, but we adopt US dollar as reporting currency. We are exposed to fluctuations in the foreign currency exchange rate. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies which, among other factors, may be influenced by governmental policies and domestic and international economic and political developments. Any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates.

We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenues that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates. We do not take any actions to manage our foreign currency exposure, such as entering into hedging transactions.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and the Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq, including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Further, consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee under our board. In addition, we are not required under the Exchange Act to file current reports and financial statements with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion & Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor. For a detailed description of our home country corporate governance practices see “Management - Foreign Private Issuer Status and Controlled Company Exemption”.

Risks Related to Our Labor Consulting Business

Our inability to retain our senior management team would be detrimental to the success of our labor consulting business.

We rely heavily on our senior management team, including Ryoji Baba, our Chief Executive Officer, Interim Chief Financial Officer, and Director, and our ability to retain them is particularly important to the future success of our labor consulting business. Given the highly specialized nature of our labor consulting services, these people must have a thorough understanding of our service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals. In addition, we rely on our senior management team to generate and market our business. Further, in light of our limited operating history, our senior management’s personal reputations and relationships with our clients are a critical element in obtaining and maintaining client engagements. We do not enter into non-solicitation and non-competition agreements with our senior management team and other key personnel. Accordingly, members of our senior management team and our other key personnel are not contractually prohibited from leaving or joining one of our competitors, and some of our clients could choose to use the services of that competitor instead of our services. If one or more members of our senior management team leave and we cannot replace them with a suitable candidate quickly, we could experience difficulty in securing and successfully completing engagements and managing our labor consulting business properly, which could harm our business prospects and results of operations.

Our inability to hire and retain talented people in the labor consultancy industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

Our business involves the delivery of professional labor consulting services and is highly labor-intensive. Our success depends largely on our general ability to attract, develop, motivate and retain highly skilled labor consultants. The loss of a significant number of our consultants or the inability to attract, hire, develop, train and retain additional skilled personnel could have a serious negative effect on us, including our ability to manage, staff and successfully complete our existing engagements and obtain new engagements. Qualified labor consultants are in great demand, and we face significant competition for both senior and junior consultants with the requisite credentials and experience. Our principal competition for talent comes from other consulting firms and technical advisory firms, as well as from organizations seeking to staff their internal professional positions. Many of these competitors may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices, career paths or geographic locations than we do. Therefore, we may not be successful in attracting and retaining the skilled labor consultants we require to conduct and expand our operations successfully. Increasing competition for these labor consultants may also significantly increase our labor costs, which could negatively affect our margins and results of operations.

If we are unable to manage the growth of our labor consulting business successfully, we may not be able to sustain profitability.

In the future, we plan to increase the number of our labor consultants, and may not be able to successfully manage a significantly larger workforce. Additionally, our significant growth has placed demands on our management and our internal systems, procedures and controls and will continue to do so in the future. To successfully manage growth, we must add administrative staff and periodically update and strengthen our operating, financial, accounting and other systems, procedures and controls, which will increase our costs and may adversely affect our gross profits and our ability to sustain profitability if we do not generate increased revenues to offset the costs. This need to augment our support infrastructure due to growth is compounded by our decision to become a public reporting company and the increased expense that will arise in complying with existing and new regulatory requirements. As a public company, our information and control systems must enable us to prepare accurate and timely financial information and other required disclosure. If we discover deficiencies in our existing information and control systems that impede our ability to satisfy our reporting requirements, we must successfully implement improvements to those systems in an efficient and timely manner.

Our financial results could suffer if we are unable to achieve or maintain adequate utilization and suitable billing rates for our labor consultants.

Our profitability depends to a large extent on the utilization and billing rates of our labor consultants. Utilization of our labor consultants is affected by a number of factors, including:

●	the number and size of client engagements;
●	the timing of the commencement, completion and termination of engagements, which in many cases is unpredictable;
●	our ability to transition our consultants efficiently from completed engagements to new engagements;
●	the hiring of additional consultants because there is generally a transition period for new consultants that results in a temporary drop in our utilization rate;
●	unanticipated changes in the scope of client engagements;
●	our ability to forecast demand for our services and thereby maintain an appropriate level of consultants; and
●	conditions affecting the industries in which we practice as well as general economic conditions.

The billing rates of our labor consultants that we are able to charge are also affected by a number of factors, including:

●	our clients’ perception of our ability to add value through our services;
●	the market demand for the services we provide;
●	introduction of new services by us or our competitors;
●	our competition and the pricing policies of our competitors; and
●	general economic conditions.

If we are unable to achieve and maintain adequate utilization as well as maintain or increase the billing rates for our consultants, our financial results could materially suffer.

A significant portion of our revenues are derived from a limited number of clients, and our engagement agreements for our labor consulting services, including those related to our largest clients, are non-recurring and can be terminated by our clients with little or no notice and without penalty, which may cause our operating results to be unpredictable.

As a consulting firm, we have derived, and expect to continue to derive, a significant portion of our revenues from a limited number of clients. Our ten largest clients accounted for 12.0% of our revenues in the year ended December 31, 2023, 20.7% of our revenues in the year ended December 31, 2024, and 11% of our revenues in the year ended December 31, 2025. Our clients typically retain us on a non-recurring engagement-by-engagement basis, rather than under fixed-term contracts, and the volume of work performed for any particular client is likely to vary from year to year, and a major client in one fiscal period may not require or decide to use our services in any subsequent fiscal period. Accordingly, the failure to obtain new large engagements or multiple engagements from existing or new clients could have a material adverse effect on the amount of revenues we generate.

In addition, almost all of our engagement agreements are non-recurring and can be terminated by our clients with little or no notice and without penalty. In client engagements that involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of an engagement or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our services or the progress of the engagement. When engagements are terminated, we lose the associated future revenues, and we may not be able to recover associated costs or redeploy the affected employees in a timely manner to minimize the negative impact. In addition, our clients’ ability to terminate engagements with little or no notice and without penalty makes it difficult to predict our operating results in any particular fiscal period.

Our ability to maintain and attract new business depends upon our reputation, the professional reputation of our labor consultants and the quality of our services.

As a consulting services firm, our ability to secure new consulting engagements is subject to numerous factors, such as delivering consistent, high-quality consulting services to our clients, and tailoring our consulting services to the changing needs of our client, as well as depending heavily upon our reputation and the individual reputations of our labor consultants. Any factor that diminishes our reputation or that of our consultants, including not meeting client expectations or misconduct by our consultants, could make it substantially more difficult for us to attract new engagements and clients. Similarly, because we obtain many of our new engagements from former or current clients or from referrals by those clients or by law firms that we have worked with in the past, any client that questions the quality of our work or that of our consultants could impair our ability to secure additional new engagements and clients.

The consulting services industry is highly competitive, and we may not be able to compete effectively.

Our consulting services are led by Ryoji Baba —our Chief Executive Officer, Interim Chief Financial Officer, and Director— a skilled and experienced Japanese Labor and Social Security Attorney and a Certified Administrative Procedures Legal Specialist. The consulting services industry in which we operate includes a large number of participants and we may face competition from other Labor and Social Security Attorneys offices. In addition, because there are relatively low barriers to entry, we expect to continue to face additional competition from new entrants into the business operations consulting industries. Labor and Social Security Attorneys are primarily involved in providing labor consulting services, and the number of registered Labor and Social Security Attorneys has been increasing year by year. These competitors may generate greater revenues and have greater name recognition than we do. Our ability to compete also depends in part on the ability of our competitors to hire, retain and motivate skilled consultants, the price at which others offer comparable services and our competitors’ responsiveness to their clients. If we are unable to compete successfully with our existing competitors or with any new competitors, our financial results will be adversely affected.

The market for our services is also characterized by rapidly changing needs for information and analysis. To maintain our competitive position, we must continue to anticipate the needs of our clients, develop, enhance and improve our existing services, as well as new services to address those needs, deliver all services in a timely, user-friendly and state of the art manner, and appropriately position and price new services relative to the marketplace and our costs of developing them. Any failure to achieve successful client acceptance of new services could have a material adverse effect on our business, results of operations and financial position. Additionally, significant delays in new service releases or significant problems in creating new services could materially adversely affect our business, results of operations and financial position.

Technology is rapidly evolving, and if we do not continue to develop new products and service offerings in response to these changes, our business could suffer.

Disruptive technologies, including in the areas of artificial intelligence and machine learning, are rapidly changing the environment in which we, our clients, and our competitors operate and could affect the nature of how we generate revenue. We believe we will need to continue to respond to and anticipate these changes by enhancing our service offerings to maintain our competitive position. However, we may not be successful in responding to these forces and enhancing our service offerings on a timely basis, and any enhancements we develop may not adequately address the changing needs of our clients. Our future success will depend upon our ability to develop and introduce in a timely manner new or enhance existing offerings that address the changing needs of this constantly evolving marketplace. Failure to develop services that meet the needs of our clients in a timely manner could have a material adverse effect on our business, results of operations, and financial position.

Additional hiring of labor consultants and any acquisitions of groups of labor consultants could disrupt our operations, increase our costs or otherwise harm our business.

Our business strategy is dependent in part upon our ability to grow by hiring individuals or groups of labor consultants and by potentially acquiring complementary businesses. The market for highly skilled workers and leaders in our industry is extremely competitive. We may be unable to identify, hire, acquire or successfully integrate new consultants and complementary businesses without substantial expense, delay or other operational or financial problems. Competition for future hiring and acquisition opportunities in our markets could increase the compensation we offer to potential consultants or the price we pay for businesses we wish to acquire. In addition, we may be unable to achieve the financial, operational and other benefits we anticipate from any hiring or acquisition. Hiring additional consultants or acquiring complementary businesses could also involve a number of additional risks, including:

●	the diversion of management’s time, attention and resources from managing and marketing our Company;
●	the failure to retain key acquired personnel;
●	potential impairment of existing relationships with our clients, such as client satisfaction or performance problems, whether as a result of integration or management difficulties or otherwise;
●	the creation of conflicts of interest that require us to decline or resign from engagements that we otherwise could have accepted;
●	the potential need to raise significant amounts of capital to finance a transaction or the potential issuance of equity securities that could be dilutive to our existing shareholders;
●	increased costs to improve, coordinate or integrate managerial, operational, financial and administrative systems; and
●	difficulties in integrating diverse backgrounds and experiences of consultants, including if we experience a transition period for newly hired consultants that results in a temporary drop in our utilization rates or margins.

If we fail to successfully address these risks, our ability to compete may be impaired.

The profitability of our fixed-fee engagements with clients for our consulting services may not meet our expectations if we underestimate the cost of these engagements.

Fixed-fee engagements for our labor consulting services generated approximately 9.5%, 6.3% and 13.1% of our revenues for the years ended December 31, 2025, 2024 and 2023, respectively. When making proposals for fixed-fee engagements, we estimate the costs and timing for completing the engagements. These estimates reflect our best judgment regarding the efficiencies of our methodologies and consultants as we plan to deploy them on engagements. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-fee engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

Revenues from our performance-based engagements for our labor consulting services are difficult to predict, and the timing and extent of recovery of our costs is uncertain.

From time to time, we enter into engagement agreements for labor consulting services under which our fees include a significant performance-based component. Performance-based fees are contingent on the achievement of specific measures, such as our clients meeting cost-saving or other contractually defined goals. The achievement of these contractually-defined goals is often impacted by factors outside of our control, such as the actions of our client or third parties. Because performance-based fees are contingent, revenues on such engagements, which are recognized when all revenue recognition criteria are met, are not certain and the timing of receipt is difficult to predict and may not occur evenly throughout the year. While performance-based fees comprised 7.1%, 20.8% and 0.0% of our revenues for each of the years ended December 31, 2025, 2024 and 2023, we intend to continue to enter into performance-based fee arrangements and these engagements may impact our revenues to a greater extent in the future. Should performance-based fee arrangements represent a greater percentage of our business in the future, we may experience increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results, which could affect the price of our common shares. In addition, an increase in the proportion of performance-based fee arrangements may offset the positive effect on our operating results from increases in our utilization rate or average billing rate per hour.

Conflicts of interest could preclude us from accepting engagements thereby causing decreased utilization and revenues.

Our engagement agreement with a client or other business reasons may preclude us from accepting engagements with our clients’ competitors or adversaries. As we increase the size of our operations, the number of conflict situations can be expected to increase. Moreover, in many industries in which we provide services, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of companies that may seek our services and increase the chances that we will be unable to accept new engagements as a result of conflicts of interest. If we are unable to accept new engagements for any reason, our consultants may become underutilized, which would adversely affect our revenues and results of operations in future periods.

Expanding our service offerings or number of offices may not be profitable.

We may choose to develop new service offerings or open new offices because of market opportunities or client demands. Developing new service offerings involves inherent risks, including:

●	our inability to estimate demand for the new service offerings;
●	competition from more established market participants;
●	a lack of market understanding; and
●	unanticipated expenses to recruit and hire qualified consultants and to market our new service offerings.

In addition, expanding into new geographic areas and/or expanding current service offerings is challenging and may require integrating new employees into our culture as well as assessing the demand in the applicable market. If we cannot manage the risks associated with new service offerings or new locations effectively, we are unlikely to be successful in these efforts, which could harm our ability to sustain profitability and our business prospects.

Our engagements could result in professional liability, which could be very costly and hurt our reputation.

Our engagements typically involve complex analyses and the exercise of professional judgment. As a result, we are subject to the risk of professional liability. If a client questions the quality of our work, the client could threaten or bring a lawsuit to recover damages or contest its obligation to pay our fees. Litigation alleging that we performed negligently or breached any other obligations to a client could expose us to significant legal liabilities and, regardless of outcome, is often very costly, could distract our management and could damage our reputation. We are not always able to include provisions in our engagement agreements that are designed to limit our exposure to legal claims relating to our services. Even if these limiting provisions are included in an engagement agreement, they may not protect us or may not be enforceable under some circumstances. In addition, we carry professional liability insurance to cover many of these types of claims, but the policy limits and the breadth of coverage may be inadequate to cover any particular claim or all claims plus the cost of legal defense. For example, we provide services on engagements in which the impact on a client may substantially exceed the limits of our errors and omissions insurance coverage. If we are found to have professional liability with respect to work performed on such an engagement, we may not have sufficient insurance to cover the entire liability.

Risks Related to Our Osteopathic Clinic and Osteopathic Beauty Salon Business

We may not achieve our development goals as to our osteopathic clinic business, which could adversely affect our operations and financial results.

As of December 31, 2025, we had 29 directly operated osteopathic clinics and one directly operated osteopathic beauty salon. During the year ended December 31, 2025, we closed one osteopathic beauty salon and opened one osteopathic clinic. We intend to continue our growth either through developing additional directly-operated osteopathic clinics or through new osteopathic clinic development by acquisition, both in existing markets and in new markets, particularly in Japan. We do not intend to open new osteopathic beauty salons currently. The rapid development of the osteopathic clinics involves substantial risks, including the risk of:

●	limited availability of financing for our Company at acceptable rates and terms;

●	development costs exceeding budgeted or contracted amounts;

●	delays in completion of construction;

●	the inability to identify, or the unavailability of, suitable sites at acceptable cost and other leasing or purchase terms;

●	developed properties not achieving desired revenue or cash flow levels once opened;

●	the negative impact of a new osteopathic clinic upon sales at nearby existing osteopathic clinics;

●	the challenge of developing in areas where competitors are more established or have greater penetration or access to suitable development sites;

●	incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion;

●	impairment charges resulting from underperforming osteopathic clinics or decisions to curtail or cease investment in certain locations or markets;

●	in new geographic markets where we have limited or no existing locations, the inability to successfully expand or acquire critical market presence for our brands, acquire name recognition, successfully market our products or attract new customers;

●	operating cost levels that reduce the demand for, or raise the cost of, developing new osteopathic clinics;

●	the challenge of identifying, recruiting and training qualified osteopathic clinic management;

●	the inability to obtain all required permits;

●	changes in laws, regulations and interpretations; and

●	general economic and business conditions.

Although we manage our growth and development activities to help reduce such risks, we cannot provide assurance that our present or future growth and development activities will perform in accordance with our expectations. Our inability to expand in accordance with our plans or to manage the risks associated with our growth could have a material adverse effect on our results of operations and financial condition.

We are actively expanding in Japan and potentially will expand into overseas markets our osteopathic clinic business, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate.

We intend to proactively expand our business into new regions of Japan. We also intend to explore growth opportunities in overseas markets (such as United States and Southeast Asia) where we seek low cost of entry and believe there is an economic staying power of our osteopathic clinic brand. As a result, our financial condition and results of operations may be materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors. These factors include fiscal and monetary policies, and laws, regulations, and policies on financial markets. In the event of an economic downturn in Japan, consumer spending habits could be adversely affected, and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows. In addition, we could be impacted by labor shortages in Japan or other markets. The deterioration of Japanese and global economic conditions, or financial market turmoil, could result in a worsening of our liquidity and capital conditions, an increase in our credit costs, and, as a result, adversely affect our business, financial condition, and results of operations.

Our system-wide osteopathic clinic and osteopathic beauty salon base are geographically concentrated in the Kyusyu area of Japan, and we could be negatively affected by conditions specific to those regions.

Approximately 97% of our directly-operated osteopathic clinics and osteopathic beauty salons were located in the Kyusyu area of Japan as of December 31, 2025. Of those, about 69% are located in Fukuoka Prefecture. Adverse changes in demographic, unemployment, economic, regulatory, or weather conditions or natural disasters affecting the Kyusyu region of Japan have had, and may continue to have, material adverse effects on our business. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by these adverse conditions compared to other chain osteopathic clinics with a greater national footprint.

In addition, our competitors could open additional osteopathic clinics in Fukuoka Prefecture of Japan, which could result in reduced market share for us and may adversely impact our profitability. According to the 2022 statistical data from the Ministry of Health, Labour and Welfare of Japan, Fukuoka Prefecture ranked second in the number of new openings of osteopathic clinics in Japan from 2020 to 2022 (Statistics on Judo Therapist Facilities, Zenkoku Jusei Shinkyu Kyodo Kumiai, 2023).

Our success depends substantially on the value of our brands.

Our success is dependent, in large part, upon our ability to maintain and enhance the value of our brands, our customers’ connection to our brands, and a positive relationship with our prospective franchisees. Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity, including via social media, or result in litigation. Some of these incidents may relate to the way we manage our relationship with our prospective franchisees, our growth strategies, our development efforts, or the ordinary course of our, or our prospective franchisees’, business. Other incidents may arise from events that are or may be beyond our ability to control and may damage our brands, such as actions taken (or not taken) by one or more prospective franchisees or their employees relating to health, safety, welfare, or otherwise; litigation and claims; security breaches or other fraudulent activities associated with our payment systems; and illegal activity targeted at us or others. Consumer demand for our products and services and our brands’ value could diminish significantly if any such incidents or other matters erode consumer confidence in us or our products or services, which would likely result in lower sales and, ultimately, lower royalty income, which in turn could materially and adversely affect our business and operating results.

The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness.

We regard our trademarks, trade secrets, know-how, and similar intellectual property as critical to our success. We have registered 12 trademarks as of December 31, 2025, and other names and logos used by our Company as trademarks with the Japan Patent Office. Such trademarks are not currently registered in any other jurisdiction. Our principal intellectual property rights include copyrights in our website, rights to our domain name https://ryojbaba.com, and trade secrets and know-how with respect to our training, servicing, sales and marketing and other aspects of our business. The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. If any of our trademarks, trade secrets or other intellectual property are infringed, our business, financial condition and results of operations could be materially adversely affected.

Changes in regulatory requirements, or in application of current regulatory requirements, to our osteopathic clinics and osteopathic beauty salons may have an adverse effect on our business and results of operations.

Our osteopathic and beauty salon services include some services, including judo therapy and acupuncture, which are regulated by the laws and regulations such as Judo Therapist Act and the Act on Practitioners of Massage, Acupressure, Acupuncture and Moxibustion. Changes in the application of current regulatory requirements to our currently regulated services of our osteopathic clinics and osteopathic beauty salons may increase costs of performing such services. We also provide other services, such as massage of calves, pelvic tilt correction and hunchback correction, which are not currently regulated by the laws and regulations of Japan. If the Japanese Government decides in the future to regulate these unregulated services, our costs associated with licensing and training staff to perform such services, as well as any additional wages required for hiring licensed staff, as necessary, to perform such services could add to our expenses reducing our profit margin adversely effecting our results of operation.

We may suffer losses from liability or other claims if our clinic services cause harm to customers.

Although we screen our customers for major illnesses and injury, our services offered at the osteopathic could potentially cause harm or injury to customers. Unexpected and undesirable side effects caused by such services for which we have not provided sufficient warnings, which may have been performed negligently, could result in the discontinuance of our osteopathic clinic services or prevent us from achieving or maintaining market acceptance of our services. Such side effects or injury incidents could also expose us to liability lawsuits. We currently maintain a comprehensive general liability policy; however, if any general liability lawsuits or claims are successfully brought against us, we could suffer from increased insurance premiums. Moreover, if damages exceed our policy limits, we may incur substantial financial losses. These claims could cause negative publicity regarding our Company, or brand, which could in turn harm our reputation and net revenue, which could have a material adverse effect on our business, financial condition, profitability, and cash flows.

If we or our prospective franchisees face labor shortages or increased labor costs as to our osteopathic clinics or osteopathic beauty salons, our results of operations and our growth could be adversely affected.

Labor is a primary component in the cost of operating our directly-operated and prospective franchised osteopathic clinics and our directly-operated osteopathic beauty salons. As of December 31, 2025, we had 123 full-time employees for osteopathic clinics and osteopathic beauty salons, 72.4% and 11.4% of which were judo therapists and acupuncture and moxibustion therapists, respectively, who provide services to customers directly. Additionally, 6.5% of our staff are both judo therapists and acupuncture and moxibustion therapists. If we or our prospective franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee-turnover rates, or increases in the relevant minimum wage, change in employment status standards, or other employee benefits costs (including costs associated with health insurance coverage or workers’ compensation insurance), our and our prospective franchisees’ operating expenses could increase, and our growth could be adversely affected.

If such events occur, we may be unable to increase our prices in order to pass future increased labor costs on to our customers, in which case our margins would be negatively affected. Also, reduced margins of prospective franchisees could make it more difficult to sell franchises. If prices are increased by us and our prospective franchisees to cover increased labor costs, the higher prices could adversely affect transactions which could lower sales and thereby reduce our margins and the royalties that we receive from prospective franchisees.

In addition, our success depends in part upon our and our prospective franchisees’ ability to attract, motivate and retain a sufficient number of well-qualified osteopathic clinic operators, management personnel and other employees, including judo therapists and acupuncture and moxibustion therapists. Qualified individuals needed to fill these positions can be in short supply in some geographic areas. In addition, osteopathic clinics have traditionally experienced relatively high employee turnover rates. Our and our prospective franchisees’ ability to recruit and retain such individuals may delay the planned openings of new osteopathic clinics or result in higher employee turnover in existing osteopathic clinics or osteopathic beauty salons, which could increase our and our prospective franchisees’ labor costs and have a material adverse effect on our business, financial condition, results of operations or cash flows. If we or our prospective franchisees are unable to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us or our prospective franchisees to pay higher wages, which would also result in higher labor costs and adversely affect our results of operation.

Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency is the Japanese yen and reporting currency is the U.S. dollar. Substantially all of our revenues are generated in Japan, but an increase in our international presence could expose us to fluctuations in foreign currency exchange rates. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies which, among other factors, may be influenced by governmental policies and domestic and international economic and political developments. If our non-Japanese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates.

We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenues that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates. We do not take actions to manage our foreign currency exposure, such as entering into hedging transactions.

Contracts with customers under the age of 18, who are considered minors, may be terminated if we cannot obtain a consent from their parents or guardians.

Unmarried persons under the age of 18 are considered minors in Japan. There are no specific laws or regulations prohibiting treatment to minors without their parents’ consent. However, minors may not enter into contractual relationships without a parent’s (or guardian’s) permission. Therefore, as a general rule, if a minor enters into a contract without parental consent, they can cancel the contract (Japanese Minor’s Right of Rescission). We ordinarily conduct medical consultations with our customers who are minors with their parent or guardian present so that we can obtain their consent to provide our treatment. However, if the parent or guardian does not agree to the treatment method or the terms of the contract, we may have no choice but to terminate the contract.

Risks Related to Our Relationships with Prospective Franchisees of Our Osteopathic Clinics in the Future

The financial performance of our prospective franchisees can negatively impact our business.

As of December 31, 2025, we do not have franchised clinics. However, we might derive revenues associated with our prospective franchised locations from royalty fees and other fees to prospective franchised locations in the future. Therefore, our financial results might be dependent in part upon the operational and financial success of our prospective franchisees. We have established operational standards and guidelines for our direct operating clinics; and we believe that the prepared materials might be applicable to our prospective franchisees. However, we might have limited control over how our prospective franchisees’ businesses are operated. While we are responsible for ensuring the success of our entire system of osteopathic clinics and for taking a longer-term view with respect to system improvements, our prospective franchisees have individual business strategies and objectives, which might conflict with our interests. Our prospective franchisees may not be able to secure adequate financing to continue operating their osteopathic clinics. If they incur too much debt or if economic or sales trends deteriorate such that they might be unable to repay existing debt, our prospective franchisees could experience financial distress or even bankruptcy. If a significant number of prospective franchisees become financially distressed, it could harm our operating results through reduced royalty revenues, and the impact on our profitability could be greater than the percentage decrease in the royalty revenues. Closure of prospective franchised osteopathic clinics would reduce our royalty revenues and could negatively impact margins, because we may not be able to reduce fixed costs which we continue to incur.

We have limited control with respect to the operations of our prospective franchisees, which could have a negative impact on our business.

We do not have franchised clinics as of December 31, 2025. However, prospective franchisees will be independent business operators and not our employees. Though we have established operational standards and guidelines, they would own, operate and oversee the daily operations of their osteopathic clinic locations. We might provide training and support to prospective franchisees and set and monitor operational standards, but the quality of franchised osteopathic clinics might be diminished by any number of factors beyond our control. Consequently, prospective franchisees may not successfully operate osteopathic clinics in a manner consistent with our standards and requirements or may not hire and train qualified managers and other osteopathic clinic personnel, including medical therapists. If prospective franchisees do not operate to our expectations, our image and reputation, and the image and reputation of other prospective franchisees, may suffer materially, and prospective franchise-wide sales could decline significantly, which would reduce our royalty revenues, and the impact on profitability could be greater than the percentage decrease in royalties and fees.

In addition, our prospective franchisees might be subject to the same general economic risks as our Company, and their results are influenced by competition for both guests and therapists, market trends, price competition and disruptions in their markets due to severe weather and other external events. Like us, they might rely on external vendors for some critical functions and to protect their company data. They might also be limited in their ability to open new locations by an inability to secure adequate financing, especially since many of them are small businesses with much more limited access to financing than our Company. They might experience financial distress as a result of over- leveraging, which could negatively affect our operating results as a result of delayed payments to us.

We will rely on prospective franchise agreements that could be breached and may be difficult to enforce, which could result in prospective franchisees improperly managing osteopathic clinics.

Although we believe that we will take reasonable steps to protect the quality of services provided at our prospective franchised locations, including the prospective use of franchise agreements with detailed and rigorous obligations on the part of prospective franchisees, the agreements might be difficult and costly to enforce. Although we seek to require strict adherence to properly structured franchise agreements, disputes might arise related to revenue, financing, or intellectual property rights associated with our prospective franchise. If a dispute arises, a court may determine that a third party’s rights were infringed. In addition, enforcement of our rights can be costly and unpredictable. We might also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our prospective franchisees, employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we might still face the risks that:

●	these agreements may be breached;

●	these agreements may not provide adequate remedies for the applicable type of breach;

●	our trade secrets or proprietary know-how will otherwise become known; and

●	our competitors will independently develop similar technology or proprietary information.

We might rely in part on the financial health of our prospective franchisees. If we do not monitor them appropriately, it could adversely affect our operations and financial results if they experience financial hardship.

We might rely in part on our prospective franchisees and the manner in which they operate their locations to develop and promote our business. It is possible that some prospective franchisees could file for bankruptcy or become delinquent in their payments to us, which could have a significant adverse impact on our business due to loss or delay in payments of royalties and other fees. Bankruptcies by our prospective franchisees could negatively impact our market share and operating results as we may have fewer well-performing osteopathic clinics, and adversely impact our ability to attract new prospective franchisees.

Franchisees might not hire qualified managers or may not successfully operate osteopathic clinics in a manner consistent with our standards and requirements. The failure of prospective franchisees to operate prospective franchises successfully could have a material adverse effect on us, our reputation, our brand and could materially adversely affect our business, financial condition, results of operations and cash flows.

Premature termination of prospective franchise agreements can cause losses.

Our prospective franchise agreements might be subject to premature termination in certain circumstances, such as failure of a prospective franchisee to cure a monetary default or abandonment of the prospective franchise. If terminations occur for this or other reasons, we may need to enforce our right to damages for breach of contract and related claims, which may cause us to incur significant legal fees and expenses and/or to take back and operate such osteopathic clinics as directly-operated. Any damages we ultimately collect could be less than the projected future value of the fees and other amounts we would have otherwise collected under the prospective franchise agreement. In addition, with many of our brands, we remain liable under the lease and, therefore, will be obligated to pay rent or enter into a settlement with the landlord, and we may not be made whole by the prospective franchisee. A significant loss of prospective franchise agreements due to premature terminations could hurt our financial performance or our ability to grow our business.

The interests of our prospective franchisees may conflict with ours in the future and we could face liability from our prospective franchisees or related to our relationship with our prospective franchisees.

Prospective franchisees, as independent business operators, might from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under the respective prospective franchise agreements and the terms and conditions of the prospective franchisee/franchisor relationship. This may lead to disputes with our prospective franchisees, and we expect such disputes to occur from time to time in the future as we continue to offer prospective franchises. Such disputes may result in legal action against us. To the extent we have such disputes, the attention, time and financial resources of our management and our prospective franchisees will be diverted from our osteopathic clinics and other businesses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows even if we have a successful outcome in the dispute.

We are subject to various Japanese laws that may affect our relationship with our prospective franchisees.

Various Japanese laws govern our relationship with our prospective franchisees. A prospective franchisee and/or a government agency might bring legal action against us based on the prospective franchisee/franchisor relationships that could result in the award of damages to prospective franchisees and/or the imposition of fines or other penalties against us.

The Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended) (which we refer to as the “Antimonopoly Act”) prohibits any activities that inappropriately induce or mislead customers to enter into a business relationship by demonstrating seemingly preferable trade terms and conditions that could create a false impression over other competitor franchisors. The Japan Fair Trade Commission (which we refer to as the “JFTC”), which enforces the Antimonopoly Act and other Japanese antitrust laws, set forth “Guidelines Concerning the Franchise System Under the Antimonopoly Act” which suggest that a franchisor adequately disclose and explain material trade terms to a potential prospective franchisee (willing to join the prospective franchise relationship) to prevent any material terms and conditions inappropriately inducing or misleading such potential franchisee. In addition, when a franchisor markets its franchise, in the event a franchisor provides a prospective franchisee with an estimate of the revenue or profit that might possibly be earned upon becoming a franchisee, such estimated revenue or profit must be based on a reasonable method of calculation and established facts, such as the results of an existing franchise operating in a similar environment. The franchisor is required to present to the prospective franchisee such methods and facts. If the JFTC finds that any of our activities violate the Antimonopoly Act, including any “deceptive customer inducement”, then the JFTC may order us to cease and desist from engaging in such unlawful activities, delete any relevant unlawful clauses from the franchise contract, or carry out any other measures necessary to eliminate such unlawful activities.

In the event the JFTC suspects any violation of the Antimonopoly Act or alleges our Company has misled or wrongly induced based on any particular trade terms, our Company could be exposed to risks including governmental action against our Company.

Risks Related to the Osteopathic Services Industry

We are vulnerable to changes in consumer preferences and economic conditions that could harm our osteopathic clinic and osteopathic beauty salon business, financial condition, results of operations and cash flow.

Osteopathic clinic and osteopathic beauty salon businesses depend on discretionary consumer spending and are often affected by changes in consumer tastes, national, regional and local economic conditions, and demographic trends. Factors such as traffic patterns, weather, local demographics, and the type, number and locations of competing osteopathic clinics may adversely affect the performance of individual locations. In addition, economic downturns, rapid inflation, tight labor market conditions and the resulting increase of general wage levels and increases in osteopathic clinic lease expenses could harm the medical industry in general and our osteopathic clinic locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm our business, financial condition, results of operations and cash flow.

In order to mitigate these economic and inflationary pressures, we plan to transform and continue operating our business efficiently in a sustainable manner aiming to survive the constantly-changing business cycles and guard against the adverse macro-economic conditions like inflationary pressure weighing on the retail sector. To this end we aim to take multitude of strategic initiatives as follows:

Operation initiatives:

●	Provide quality upscale treatment services to enhance the customer experience and increase repeat ratio in pursuit of maximizing their “lifetime value;”
●	Run effective and efficient advertising and marketing campaigns to better control cost of customer acquisition;
●	Monitor continuously key performance indicators like the number of osteopathic clinics, sales per customer, repeat ratio, number of new customers, etc.;
●	Achieve economy of scale and streamline operation, resulting in improved profitability;
●	Invest in employees to ensure quality service; and
●	Transition to digitalized data-driven management.

Finance initiatives:

●	Working capital management to improve operating cash flow;
●	Debt restructuring to enhance financial resiliency and optimize cost of capital; and
●	Improved financial forecasting and planning for securing sufficient cash position with a view to internally and externally balanced funding mix in order to maintain the firm’s financial health even during a severe economic downturn.

There can be no assurance that consumers will continue to regard our brand of osteopathic clinics or osteopathic beauty salons favorably or that we will be able to develop new services that appeal to consumer preferences. Our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions. If we are unable to adapt to changes in consumer preferences and trends, we may lose customers and our revenues may decline.

We may not be able to compete successfully with other osteopathic clinic businesses, which could materially and adversely affect our results of operations.

We may not be able to compete successfully with other osteopathic clinic businesses. Intense competition in the medical industry could make it more difficult to expand our business and could also have a negative impact on our operating results if customers favor our competitors, or if we are forced to change our pricing and other marketing strategies.

The osteopathic industry, particularly in Japan, is intensely competitive. In addition, the Fukuoka area of Japan, the one of the primary markets in which we compete, contains what we believe to be one of the most competitive osteopathic markets in Japan. Fukuoka Prefecture ranks within the top 10 in Japan in terms of the number of osteopathic clinics, according to the statistics of the Ministry of Health, Labour and Welfare in 2022 (Statistics on Judo Therapist Facilities, Zenkoku Jusei Shinkyu Kyodo Kumiai, 2023). We expect competition in this market to continue to be intense because osteopathic clinics are comparatively inexpensive to start and operate, and new competitors are regularly entering the market. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, and location of the osteopathic clinics. If our directly-operated and prospective franchised osteopathic clinics cannot compete successfully with other osteopathic clinic companies in new and existing markets, we could lose customers and our revenues could decline. Our directly-operated and prospective franchised osteopathic clinics compete with national and regional osteopathic clinic chains for customers, osteopathic clinic locations and qualified management and other staff, including licensed judo therapists and acupuncture and moxibustion therapists. Some of our competitors may have substantially greater financial and other resources, may have been in business longer, may have greater brand recognition, or may be better established in the markets where our osteopathic clinics are located or are planned to be located. Any of these competitive factors may materially adversely affect our business, financial condition or results of operations.

Negative publicity could reduce sales at some or all of our osteopathic clinics or osteopathic beauty salons.

Although we actively screen all personnel and staff members, including judo therapists and acupuncture and moxibustion therapists, who interact with customers, we cannot guarantee that our staff or customers will not engage in illegal or inappropriate behavior that could have a negative effect on our brand image, as well as the health and well- being of our customers or staff, as the case may be. In addition, negative publicity may adversely affect us, regardless of whether the allegations are valid or whether we are held to be responsible. Any such negative impact of adverse publicity relating to one osteopathic clinic may extend far beyond the osteopathic clinic involved, especially due to the high geographic concentration of many of our osteopathic clinics or osteopathic beauty salons, to affect some or all of our other osteopathic clinics or osteopathic beauty salons, including our prospective franchised osteopathic clinics. The risk of negative publicity is particularly great with respect to our prospective franchised osteopathic clinics because we are limited in the manner in which we can regulate them, especially on a real-time basis, and negative publicity from our prospective franchised osteopathic clinics may also significantly impact directly-operated osteopathic clinics. In addition, the medical industry can often be held under legal and legislative scrutiny as a result of some fringe osteopathic clinic businesses that engage in illegal or anti-social activities.

Employee claims against us based on, among other things, wage and hour violations, discrimination, harassment, wrongful termination, or similar claims may also create not only legal and financial liability but negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. Certain types of employee claims, such as tort claims, could be asserted against us by employees of our prospective franchisees. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition, results of operations and cash flows.

We conduct business in a heavily regulated industry, and if we fail to comply with applicable healthcare laws and government regulations, we could incur financial penalties, become excluded from participating in government healthcare programs, be required to make significant operational changes or experience adverse publicity, which could harm our business.

The Japanese healthcare industry is heavily regulated and closely scrutinized by government and local authorities. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payers, our contractual relationships with our customers, our marketing activities and other aspects of our operations.

Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. New or changed healthcare laws, regulations or standards may harm our business. A review of our business by judicial, law enforcement, regulatory or accreditation authorities could result in challenges or actions against us that could harm our business and operations.

We are potentially subject to government regulations, and we may experience delays in obtaining required regulatory approvals, if required, to market our proposed businesses.

Various aspects of our operations are or may become subject to Japanese law or the laws of another relevant country or jurisdiction, any of which may change from time to time. Costs arising out of any regulatory developments could be time-consuming, expensive and could divert management resources and attention and, consequently, could adversely affect our business operations and financial performance.

Delays in regulatory clearance, approval, limitations in regulatory approval and withdrawals of regulatory approval, if any are required, may have a negative impact on our results. If we experience significant delays in obtaining any regulatory approvals, our business development costs will increase and or our ability to commercialize future businesses will be adversely affected.

Legislative or governmental administrative reforms to the reimbursement systems in Japan in a manner that significantly reduces reimbursement for our services could have a material adverse effect on our business, financial condition or results of operation.

Approximately 40% of our revenue from the osteopathic clinic services for the year ended December 31, 2025 was generated from health insurance payments on behalf of customers covering our services to such customers, and the treatments facilitated by our services are dependent on the coverage decisions and reimbursement policies established by government healthcare programs and private healthcare insurers. These policies affect which products and services customers purchase and the prices they are willing to pay. Reimbursement varies and can significantly impact the acceptance of new services and technologies. Even if we develop or offer a promising new service, we may find limited demand for the service unless appropriate reimbursement approval is obtained from private and governmental third-party payors. Further legislative or administrative reforms to the reimbursement systems in Japan in a manner that significantly reduces reimbursement for our services could have a material adverse effect on our business, financial condition, or results of operations.

Risks Related to Our Indebtedness

Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

The total debt outstanding under our credit facilities as of December 31, 2025 was $4.1 million (¥647 million) on a consolidated basis. Our indebtedness could have significant effects on our business, such as:

●	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

●	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

●	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

●	diluting the economic and voting rights of our existing shareholders or reduce the market price of the common shares or both upon redemption of the convertible bonds; and

●	placing us at a competitive disadvantage compared with our competitors that have less debt.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate revenues.

Our outstanding debt agreements may limit our flexibility in operating and expanding our business.

As of December 31, 2025, we had a total of 18 loans with six Japanese financial institutions for an aggregate principal amount of $4.1 million (¥647 million) on a consolidated basis. None of the loan agreements contain any material financial covenants. However, eight loan agreements have Junichi Watanabe, our CEO of Sakai Seikotsuin Nishi Co., Ltd., and Masataka Sakai, our Director of Sakai Seikotsuin Nishi Co., Ltd., as personal guarantors of such debt obligations of our Company. If we release them from such a guarantor burden, the lenders may request us to provide them with alternative collateral and/or seek additional negative covenants on the existing loan agreements. This could limit our discretion to invest, utilize, and/or dispose of our assets for business.

Furthermore, the potential restrictive covenants to be contained in our existing and future loan agreements may restrict our access to future debt financing, on which our business operations and expansion plans, in part, depend. If our revenues decrease materially or we experience a significant increase in our interest expenses, we may not have enough available cash or be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to make any required prepayment or repay such indebtedness at the time any such event of default occurs. In such an event, we may be required to delay, limit, reduce or terminate our business development or expansion efforts. Our business, financial condition and results of operations could be materially adversely affected as a result.

Risks Related to Financing

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowings with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

We have broad authority to incur debt.

Our policies do not limit us or our subsidiary entities from incurring debt. We intend to borrow as much as possible. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants.

Risks Related to our Corporate Structure

Investors will not receive the benefit of the regulations provided to investment companies.

Under the Investment Company Act of 1940, an “investment company” is defined as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

We intend to operate in such manner as not to be classified as an “investment company” within the meaning of the Investment Company Act of 1940. The investment practices and policies of ours are not supervised or regulated by any federal or state authority. As a result, investors will be exposed to certain risks that would not be present if we were subjected to a more restrictive regulatory situation.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted.

If we are ever deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

General Risk Factors

We may face strong competition from other providers in our service areas, which could materially and adversely affect our results of operations.

Both osteopathic clinic industry and labor consulting market are highly competitive and increased competitive pressures could reduce our share of the markets and adversely affect our business, financial position, results of operations and cash flows.

As for osteopathic clinic industry, competition is primarily based on price, convenience, quality of service, brand recognition, and location of the clinics. If our clinics cannot compete successfully with competitors in new and existing markets, we could lose customers and our revenues could decline. Our clinics compete with other osteopathic clinics and chains for customers, locations and qualified management and other staff, including licensed judo therapists and acupuncture therapists.

In labor consulting market, we may face competition from other Labor and Social Security Attorney offices and related services. In addition, new technologies and digitization may lead to more automated solutions.

In both industries, some of our competitors may have substantially greater financial and other resources, may have greater brand recognition, or may be better established in the markets where our clinics and services are located or are planned to be located. Any of these competitive factors may materially adversely affect our business, financial condition or results of operations.

In the case of changes in related laws and regulations, our operations could be adversely affected.

Changes in labor laws and labor standards laws and the introduction of new laws can affect rules and requirements of the industry. To cope with this, companies must keep abreast of the latest laws and regulations and provide appropriate advice to their clients.

In the osteopathic clinic industry, changes in licensing systems, judo therapist qualification requirements, and insurance systems could affect our operations. In addition, measures must be taken when new laws or changes in laws occur with regard to medical fee billing procedures and compliance with the Personal Information Protection Law.

Failure to adequately manage legal risks and violations of laws and regulations can have a negative impact on a Company’s reputation and credibility.

Significant additional government regulations or new laws and regulations may have a significant impact on our business, financial condition, operating results, or cash flows.

Various Japanese labor laws regulate relation with employees and have impact on operating costs. Employees or contract employees are concerned by these laws in general.

Significant additional government regulations or new laws and regulations, such as employer contributions, obligation to raise minimum wage, change in employment status conditions and other changes in labor laws regarding Minimum Wage Act, Social Security, Unemployment Insurance, and Industrial Accident Compensation Insurance may have a significant impact on our business, financial condition, operating results, or cash flows.

In addition, we shall be subject to claims by employees, in particular, discrimination, harassment, unfair dismissal, or violations of Labor Laws in the ordinary course of our business operations. These claims, litigation costs, and settlement money could adversely affect our business, brand image, employee recruitment, financial condition, operating results, or cash flow.

Litigation involving our Company may occur and affect our operation.

If the labor consulting advice or information we provide is inaccurate, misleading, or incomplete, our clients may suffer damages. In such cases, a risk of litigation or claims for damages may occur from the client. Supporting, recommending, or facilitating illegal or unlawful labor practices creates the risk of litigation from related clients or employees. Examples include advising on illegal human resource practices and providing labor advice related to discrimination and harassment. Litigation risk arises when a contract is established between us and a client and the provision of certain services is agreed upon, and a breach or non-fulfillment of the contract occurs. The client may claim to have suffered damages as a result of the breach of contract and may take legal action. It is important for labor consulting firms to establish a relationship of trust with their clients. However, the risk of litigation from clients may arise if misuse, abuse, or leakage of clients’ confidential or personal information occurs.

In the osteopathic clinic business, if a patient is not satisfied with the results or effectiveness of treatment, he or she may file a lawsuit alleging malpractice or medical error. Disputes may arise regarding the treatment process, or the medical services provided. If a patient is injured or an accident occurs during treatment or therapy at an osteopathic clinic, the patient or his/her representative may file a lawsuit alleging negligence or breach of duty of care. If a patient’s personal information is leaked or improperly managed, the patient may file a lawsuit for invasion of privacy or information leakage. It is important to comply with privacy laws and related regulations. Risk of lawsuits from employees exists if there are disputes or violations of labor contracts or working conditions with employees. Litigation related to wrongful termination, improper working conditions, harassment, etc. may occur.

We depend on key members of our management and advisory team and will need to add and retain additional leading experts.

We are highly dependent on our executive officers, including our Chief Executive Officer and Interim Chief Financial Officer, Mr. Ryoji Baba, and other key management and technical personnel.

Furthermore, our ability to manage our labor consulting business and manage our store expansion will require us to continue to train, motivate, and manage our associates. We will need to attract, motivate, and retain additional qualified executive, managerial, and merchandising personnel and store associates. Competition for this type of personnel is intense, and we may not be successful in attracting, assimilating, and retaining the personnel required to grow and operate our business profitably. We presently do not maintain a “key person” life insurance policy for our executive officers. There can be no assurance that we will be able to retain our existing personnel, including our Chief Executive Officer, Interim Chief Financial Officer, and other key management personnel, or attract additional qualified employees. The loss of key personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation.

Third party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues.

There can be no assurance that third parties will not assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, patents and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us or our prospective franchisees if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in osteopathic clinic, and other revenues. If the intellectual property became subject to third party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We and our prospective franchisees rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our osteopathic clinics and osteopathic beauty salons. We use several cloud services for different business purposes. Our and our prospective franchisees’ operations depend upon our and our prospective franchisees’ ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems, network infrastructure, or servers of the cloud services we use that cause an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a material network breach in security of these systems as a result of cyber-attack or any other failure to maintain a continuous and secure cyber network could further result in substantial harm, or in delays in customer service and reduce efficiency in our and our prospective franchisees’ operations. This could include the theft of our intellectual property or trade secrets, or the improper use of personal information or other “identify theft.” While we utilize our personnel, as well as a variety of hardware and software, to monitor our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful. Any such claim, proceeding or action by a regulatory authority, or any adverse publicity resulting from these allegations, could adversely affect our business and results of operations.

Cybersecurity breaches and other disruptions could compromise our information, result in the unauthorized disclosure of confidential guest, employee, Company and/or business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

In the ordinary course of our business, we collect, process, and store sensitive and confidential data, including our proprietary business information and that of our guests, suppliers and business partners, and personally identifiable information of our guests and employees, in our external data centers and on our networks. For example, our customers are asked to complete a survey prior to first receiving services at our osteopathic clinics. The surveys contain questions requesting private health-related information of our osteopathic clinic patrons. In connection with credit and debit card sales, we and our prospective franchisees transmit confidential credit and debit card information by way of secure private retail networks.

The secure processing, maintenance, and transmission of this information is critical to our operations. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential information. Despite the security measures we have in place and continual vigilance in regard to the protection of sensitive information, our systems and those of our third-party service providers may be vulnerable to security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, damage our reputation, and cause a loss of confidence in our business, products, and services, which could adversely affect our business, financial condition, profitability, and cash flows.

Furthermore, although we currently carry cyber liability insurance, such insurance has limited coverage to cover liabilities incurred by breaches of our customers’ data caused by security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of the common shares.

Our business involves significant risks and uncertainties that may not be covered by insurance.

We endeavor to obtain insurance coverage from established insurance carriers to cover certain risks and liabilities related to our business. However, the amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities. For example, although we currently carry cyber liability insurance, such insurance has limited coverage. See risk factor titled “Cybersecurity breaches and other disruptions could compromise our information, result in the unauthorized disclosure of confidential guest, employee, Company and/or business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.” Furthermore, existing coverage may be canceled while we remain exposed to the risk and it is not possible to obtain insurance to protect against all operational risks, natural hazards, and liabilities. We cannot provide assurance that our insurance policies will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful liability claim could result in substantial cost to us. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and reputation and divert management’s attention and resources, which could have a negative impact on our business, financial condition, and results of operations.

Matters relating to employment and labor law may adversely affect our business.

Various Japanese labor laws govern our relationships with our employees and affect operating costs. These laws include employment classifications of employee, independent contractor, or contract worker; minimum wage requirements; employer contributions to social security, unemployment insurance, and workers’ accident compensation insurance, and other wage and benefit requirements. Significant additional government regulations and new laws, including mandating increases in minimum wages, changes in employment status requirements, or other labor law changes could materially affect our business, financial condition, operating results or cash flow. Additionally, if our or our prospective franchisees’ employees unionize, it could materially affect our business, financial condition, operating results or cash flow.

We are also subject in the ordinary course of business to employee claims against us based, among other things, on discrimination, harassment, wrongful termination, or violation of labor laws. Such claims could also be asserted against us by employees of our prospective franchisees. These claims may divert our financial and management resources that would otherwise be used to benefit our operations. The ongoing expense of any resulting lawsuits, and any substantial settlement payment or damage award against us, could adversely affect our business, brand image, employee recruitment, financial condition, operating results or cash flows.

If the benefits of any proposed acquisition do not meet the expectations of investors, shareholders or financial analysts, the market price of our common shares may decline.

If the benefits of any proposed acquisition do not meet the expectations of investors or securities analysts, the market price of our common shares prior to the closing of the proposed acquisition may decline. The market values of our common shares at the time of the proposed acquisition may vary significantly from their prices on the date the acquisition target was identified.

In addition, broad market and industry factors may materially harm the market price of our common shares irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Changes to accounting rules or regulations may adversely affect our business, financial condition or results of operations.

Changes to existing accounting rules or regulations may impact our business, financial condition or results of operations. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For instance, accounting regulatory authorities have recently issued new accounting rules which require lessees to capitalize operating leases in their financial statements in the next few years. When adopted, such change would require us to record significant operating lease obligations on our balance sheet and make other changes to our financial statements. This and other future changes to accounting rules or regulations could materially adversely affect our business, financial condition or results of operations.

As a public company, we incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act has imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting the later of our second annual report on Form 20-F or the first annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve our existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on the value of our securities, and could adversely affect our ability to access the capital markets.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks, political events, war, and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters, osteopathic clinic and osteopathic beauty salon locations and other businesses, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, typhoons, tsunamis, tornadoes, fires or earthquakes, as well as global pandemics. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures and even nuclear leaks, as a result of the concentration of our osteopathic clinics and our osteopathic beauty salons, may disrupt our and our prospective franchisees’ business and may adversely affect our and our prospective franchisees’ ability to sell services. Our business may be harmed if our or our prospective franchisees’ ability to sell services is impacted by any such events, any of which could influence customer trends and purchases and negatively impact our and our prospective franchisees’ revenues, properties or operations.

In addition, if we experience the effects of other events, such as natural or other disasters, we could suffer physical damage to one or more of our or our prospective franchisees’ properties, the temporary closure of some or all of our directly-operated osteopathic clinics and franchised osteopathic clinics, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, delay in the delivery of goods and supplies to our directly-operated and franchised osteopathic clinics, disruption of our technology support or information systems, or fuel or electricity shortages or dramatic increases in fuel or electricity prices, all of which would increase the cost of doing business. These events also could have indirect consequences such as increases in the costs of insurance or taxes if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could adversely affect our operations and our financial results.

Our management does not have experience managing a U.S. public company and our current resources may not be sufficient to fulfill our public company obligations.

We are subject to various regulatory requirements, including those of the SEC and the Nasdaq. These requirements include recordkeeping, financial reporting and corporate governance rules and regulations. Our management team does not have previous experience in managing a U.S. public company and, historically, has not had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. Our business, financial condition or results of operations could be adversely affected if our internal infrastructure is inadequate, including if we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act. If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our business and the market price of our securities.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls and will be required to report any material weaknesses in such internal control. Further, we will be required to report any changes in internal controls on a quarterly basis. In addition, we would be required to furnish a report by management on the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we identify material weaknesses in our internal control over financial reporting, if we are unable to establish or maintain appropriate internal financial reporting controls and procedures or comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting when required, it could result in material misstatements in our consolidated financial statements and harm our operating results.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. Our internal controls over financial reporting have weaknesses and conditions that require correction or remediation. For each of the years ended December 31, 2025 and 2024, we identified two material weaknesses in our assessment of the effectiveness of disclosure controls and procedures. We (i) lack of well-established procedures to identify and approve related party transactions and (ii) lack of sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements. We plan on contracting with an outside certified public accountant to assist us in maintaining our disclosure controls and procedures and the preparation of our financial statements for the foreseeable future. We also plan on increasing the size of our accounting staff at the appropriate time for our business and its size to ameliorate our concern that we do not effectively segregate certain accounting duties or have adequate staffing. We believe the foregoing actions would resolve these material weaknesses in disclosure controls and procedures. However, there can be no assurances as to the timing of any such actions or that we will be able to do so. Any failure by us to implement the changes necessary to maintain an effective system of internal controls could harm our operating results materially and cause investors and financial analysts to lose confidence in our reported financial information. Any such loss of confidence in the investment community would have a negative effect on the trading and price of our common shares.

Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could materially adversely affect us and lead to a decline in the market price of our common shares.

As an emerging growth company, our auditor will not be required to attest to the effectiveness of our internal controls.

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting and we are not. While our management will be required to attest to internal control over financial reporting and we will be required to detail changes to our internal controls in our annual reports on Form 20-F (commencing with the filing for the year ended 2024), we cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company (as described below), we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency”; and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 102 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (ii) the end of the fiscal year in which the market value of our common shares that are held by non-affiliates is at least $700.0 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and (iv) the end of the fiscal year during which the fifth anniversary of our initial public offering occurs.

Until such time, however, we cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

Risks Related to the Ownership of the Common Shares

There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq.

Our common shares are currently listed on the Nasdaq under the symbol “RYOJ.” There can be no assurance any broker will be interested in trading our common shares. Therefore, it may be difficult to sell your common shares if you desire or need to sell them. Our underwriters are not obligated to make a market in our common shares, and even if it makes a market, it can discontinue market making at any time without notice. We cannot provide any assurance that an active and liquid trading market in our common shares will develop or, if developed, that such market will continue.

There is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying the continued listing requirements of the Nasdaq. Our failure to continue to meet these requirements may result in our common shares being delisted from the Nasdaq.

The price of our common shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our common shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the common shares.

In addition, if the trading volumes of the common shares are low, people buying or selling in relatively small quantities may easily influence prices of the common shares. This low volume of trades could also cause the price of the common shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the common shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the common shares. As a result of this volatility, investors may experience losses on their investment in the common shares. A decline in the market price of the common shares also could adversely affect our ability to sell additional common shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the common shares will develop or be sustained. If an active market does not develop, holders of the common shares may be unable to readily sell the common shares they hold or may not be able to sell their common shares at all.

There is no guarantee that we will be able to maintain our listing on the Nasdaq for any period of time by perpetually satisfying the Nasdaq’s continued listing requirements. Our failure to continue to meet these requirements may result in the common shares being delisted from the Nasdaq.

The price of the common shares may fluctuate substantially, and you could lose all or part of your investment.

You may not be able to sell your common shares at or above the price at which you purchased your common shares or at any other price or at the time that you would like to sell. You should consider an investment in the common shares to be risky, and you should invest in the common shares only if you can withstand a total loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of the common shares to fluctuate, in addition to the other risks mentioned in this annual report, are:

●	any failure to meet or exceed revenue and financial projections we provide to the public;

●	actual or anticipated variations in our quarterly financial condition and operating results or those of other companies in our industry;

●	our failure to meet or exceed the estimates and projections of the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

●	additions or departures of our key management personnel;

●	issuances by us of debt or equity securities;

●	litigation involving our Company, including shareholder litigation; investigations or audits by regulators into the operations of our Company; or proceedings initiated by our competitors, franchisees, or customers;

●	changes in the market valuations of similar companies;

●	common shares price and volume fluctuations attributable to inconsistent trading volume levels of the common shares;

●	significant sales of the common shares by our insiders or our shareholders in the future;

●	the trading volume of the common shares in the United States; and

●	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the common shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their common shares and may otherwise negatively affect the liquidity of the common shares. Future market fluctuations may also materially adversely affect the market price of the common shares.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the common shares and trading volume could decline.

The trading market for the common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for the common shares would be negatively impacted. If one or more of the analysts who covers us downgrades the common shares, publishes incorrect or unfavorable research about our business, ceases coverage of our Company, or fails to publish reports on us regularly, demand for the common shares could decrease, which could cause the price of the common shares or trading volume to decline.

As a controlled company, we are not subject to all of the corporate governance rules of the Nasdaq.

The “controlled company” exception to the rules of the Nasdaq provides that a company of which more than 50% of the voting power is held by an individual, group or another company, is considered a “controlled company,” meaning we will be exempt from corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish compensation and nominating and corporate governance committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees of directors are determined or recommended to our board of directors by independent members of our board of directors. As of December 31, 2025, Ryoji Baba beneficially owns an aggregate of 8,024,000 shares of our common shares, including 4,813,000 shares held directly and 3,211,000 shares held indirectly through Miracle Exploration Technologies Limited, which represents 69.47% of the voting power of our outstanding capital stock. We are a “controlled company” within the meaning of the corporate governance rules of the Nasdaq. We intend to utilize these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. See “Management—Foreign Private Issuer Status and Controlled Company Exemption”.

If the voting power of our capital stock continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

As of December 31, 2025, Ryoji Baba beneficially owns an aggregate of 8,024,000 shares of our common shares, including 4,813,000 shares held directly and 3,211,000 shares held indirectly through Miracle Exploration Technologies Limited, which represents 69.47% of the voting power of our outstanding capital stock. As a result, management will have majority voting power over all matters requiring shareholder votes, including: the election of directors; mergers, consolidations, and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation; and our winding up and dissolution.

This concentration of voting power may delay, deter or prevent acts that would be favored by our other shareholders. The interests of management may not always coincide with our interests or the interests of our other shareholders. This concentration of voting power may also have the effect of delaying, preventing or deterring a change in control of us. Also, management may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders, including investors in our initial public offering. As a result, the market price of our common shares could decline or shareholders might not receive a premium over then-current market price of our common shares upon a change in control. In addition, this concentration of voting power may adversely affect the trading price of our common shares because investors may perceive disadvantages in owning shares in a company with significant shareholders. See “Management - Compensation of our Executive Officers, Directors and Corporate Auditors” and “Description of Share Capital.”

Our common shares may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

Our common shares may be subject to “penny stock” rules (generally defined as non-exchange traded stock with a per-share price below $5.00) in the future. While our common shares are not considered “penny stock” since they are listed on the Nasdaq, if we are unable to maintain that listing and our common shares is no longer listed on the Nasdaq, unless we maintain a per-share price above $5.00, our common shares will become “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

● If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

● If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common shares and may affect your ability to resell our common shares.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our common shares will not be classified as a “penny stock” in the future.

If the benefits of any proposed acquisition do not meet the expectations of investors, shareholders or financial analysts, the market price of our common shares may decline.

If the benefits of any proposed acquisition do not meet the expectations of investors or securities analysts, the market price of our common shares prior to the closing of the proposed acquisition may decline. The market values of our common shares at the time of the proposed acquisition may vary significantly from their prices on the date the acquisition target was identified.

In addition, broad market and industry factors may materially harm the market price of our common shares irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on many factors on which the common shareholders may determine not to do so.

The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our common shareholders may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business. Therefore, you may not receive any dividends on your common shares for the foreseeable future, and the success of an investment in the common shares will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the common shares will appreciate in value or even maintain the price at which our shareholders have purchased the common shares.

Sales of a substantial number of our common shares in the public markets by our existing shareholders in the future could cause the price of the common shares to fall.

Sales of a substantial number of our common shares in the public market in the future or the perception that these sales might occur, could depress the market price of the common shares and could impair our ability to raise capital through the sale of additional equity securities from time to time. We are unable to predict the effect that any such sales may have on the prevailing market price of the common shares.

The future issuance of additional common shares in connection with our stock acquisition rights or other incentives, convertible bonds, acquisitions or otherwise may adversely affect the market of the common shares.

We may grant stock acquisition rights and other incentives in the future so that we can continue to secure talented personnel. If and when these stock acquisition rights are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sale of such shares, could have a material adverse effect on the market for the common shares, and the market price of the common shares. Further, any common shares issued in connection with the exercise of outstanding stock acquisition rights would dilute your ownership interest.

The right of holders of common shares to participate in any future rights offerings may be limited, which may cause dilution to their holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to the holders of common shares in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

Risks Related to Tax

We may incur significant taxation from an investigation by the tax authority in Japan.

In Japan, every two to five years, the Japanese tax authority investigates Japanese companies to check the tax filing and determine whether their tax treatment is appropriate. If the tax authority investigates our tax treatment and determines our tax treatment is not appropriate, or if we and the tax authority have different views on tax treatments, we may have to pay a burden taxation. These additional taxes may materially and adversely impact our financial condition and the results of operations in future periods.

Risks Related to Restrictions on Foreign Investment

We may face restrictions on foreign investment related to Foreign Exchange and Foreign Trade Act in Japan.

If we develop a new business or plan a merger or acquisition, we will have to consider the impact from restrictions of foreign investment under the Foreign Exchange and Foreign Trade Act, as amended (the “FEFTA”), in Japan. Our common shares are listed on the Nasdaq. In this case, an investment in our Company may be deemed as an inward direct investment as set forth in the FEFTA. When it is applicable, certain acquisitions of shares in Japan from foreign investors may be subject to prior notification or a post-investment report. Under the FEFTA, when foreign investors acquire our common shares in a transaction that is considered as an inward direct investment or a specified acquisition, they are required to file a notification or report with the Japanese government via the Bank of Japan, subject to limited exemptions. Therefore, if we develop a new business or plan a merger or acquisition in the future, we will have to consider the impact from restriction of foreign investment in Japan, and if there is any impact due to the application of this regulation, we may have to forego such new business or plans, which may materially and adversely impact our financial condition and results of operations in future periods.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On January 5, 2015, Sakai Enterprise Co., Ltd. was founded by Masataka Sakai in Japan. The name of Sakai Enterprise Co., Ltd. was changed to Sakai Seikotsuin Co., Ltd. on October 1, 2019 and the name of Sakai Seikotsuin Co., Ltd. was changed to rYojibaba Co., Ltd. on October 22, 2021. On October 23, 2021, Ryoji Baba and other existing shareholders acquired all the issued and outstanding shares of rYojibaba Co., Ltd. from Mr. Sakai and the Company commenced its consulting business operations. In January 2022, rYojibaba Co., Ltd. acquired Sakai Seikotsuin Nishi Co., Ltd., which operates osteopathic clinics, from Mr. Sakai, who founded Sakai Seikotsuin Nishi Co., Ltd. in Japan on August 26, 2010. The name of rYojibaba Co., Ltd. was changed to rYojbaba Co., Ltd. on March 31, 2022. Of the 29 Sakai Seikotsuin osteopathic clinics currently operated by our wholly owned subsidiary Sakai Seikotsuin Nishi Co., Ltd., the oldest clinic was founded by Mr. Sakai in 1989 in Fukuoka City. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our principal place of business is located on the 4-3-1, Ohashi, Minami-Ku, Fukuoka-Shi, Fukuoka, 815-0033, Japan, and our telephone number is +81 (92) 553-0344. Our website is https://ryojbaba.com. Information on our website or accessible via our website is not reflected in this annual report and is not part of this annual report. Any information on our website should not be considered part of this annual report. The address of our website is included in this annual report for informational purposes only.

We operate pursuant to the Companies Act. See “Item 5. Operating and Financial Review and Prospects,” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions for a detailed discussion of our capital expenditures and divestitures.

Spin-Off

On January 12, 2024, rYojbaba Holdings, Inc., a Delaware corporation, Ltd., distributed 10,000,000 common shares of rYojbaba Co., Ltd. to the shareholders of rYojbaba Holdings, Inc. in a spin-off transaction, and, thereafter, rYojbaba Holdings, Inc. dissolved.

Forward Stock Split

Effective March 3, 2024, we approved a stock split of our issued and outstanding common shares, at a ratio of 1-for-1,000 (the “Stock Split”).

Stock Acquisition Rights

On March 3, 2024, we allotted 300,000 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with our proposed initial public offering under grants authorized by our shareholders and directors on March 3, 2024 in substitution for the Second New Warrant executed as of January 12, 2024 between us and HeartCore. The stock acquisition right is exercisable upon a successful listing on the NYSE American or the Nasdaq and has an exercise price of US$0.01 per share and is fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding common shares on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 3% and divided by 300,000, subject to adjustment as provided in the 1st Stock Acquisition Rights Allotment Agreement, dated March 3, 2024, between us and HeartCore.

Heartcore exercised all of its stock acquisition rights for 300,000 common shares on November 30, 2025 with an exercise price of ¥1($0.01) per common share.

The foregoing description of the 1st Stock Acquisition Rights Allotment Agreement is qualified in its entirety by reference to the 1st Stock Acquisition Rights Allotment Agreement, a copy of which is filed as Exhibit 4.2 to this annual report.

Closing Osteopathic Clinic and Beauty Salons

We closed (i) two osteopathic beauty salons in Osaka, one on March 31, 2024 and the other on April 30, 2024, (ii) one osteopathic clinic in Fukuoka on June 30, 2024, and (iii) one osteopathic beauty salon in Fukuoka on July 31, 2024. During the year ended December 31, 2025, we closed one osteopathic beauty salon and opened one osteopathic clinic. These osteopathic beauty salons and osteopathic clinic were not profitable due to high store/clinic operating costs created by their prime locations. Closing these unprofitable salons/clinic allowed us to make further investments in growth areas.

Initial Public Offering

On August 13, 2025, we entered into an underwriting agreement (the “Underwriting Agreement”) with D. Boral Capital LLC as the lead book-running manager (the “Representative” or “D. Boral”), relating to our initial public offering (the “IPO”) of 1,250,000 common shares. We also granted the Representative a 45-day option to purchase up to 187,500 additional common shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

The Underwriting Agreement includes customary representations, warranties and covenants by the Company. It also provides that we will indemnify the Representative against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Representative may be required to make because of any of those liabilities. In exchange for the Representative’s services, we agreed to (i) sell the common shares to the Representative at a purchase price of $3.72 per share representing a 7% underwriting discount, (ii) pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received at the closing of the IPO, and (iii) issue the Representative (or its designees) a warrant to purchase common shares (the “Representative’s Warrant”) representing 7% of the common shares sold in the IPO.

On August 15, 2025, we closed the IPO, and we sold 1,250,000 common shares to the Representative for total gross proceeds of $5,000,000. After deducting the underwriting commissions, discounts, and offering expenses payable by us, we received net proceeds of approximately $3,894,210. We intend to use the net proceeds from the IPO primarily for working capital and general corporate purposes, which may include implementation and development of an information technology (IT) platform for its labor consulting services, hiring of additional consultants and an expansion abroad of consulting business as well as an expansion of the osteopathic clinics and beauty salons through mergers and acquisitions and franchising.

We completed the IPO pursuant to a registration statement on Form F-1 (File No. 333-281225), which was initially filed with the SEC on August 2, 2024, as amended, and was declared effective by the SEC on July 31, 2025. The common shares were priced at $4.00 per common share, and the IPO was conducted on a firm commitment basis. The common shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “RYOJ” on August 14, 2025.

On August 15, 2025, pursuant to the Underwriting Agreement, we issued a Representative’s Warrant to each of the Representative and Boustead Securities, LLC to each purchase up to an aggregate of 43,750 common shares (“Representative’s Warrants”). The Representative’s Warrants may be exercised beginning on February 14, 2026, until August 14, 2030. The initial exercise price of Representative’s Warrants is $5.00 per share, which represents 125% of the offering price per share in the IPO.

International Labor Union Agreement

On October 1, 2025, we entered into a Comprehensive Agreement on International Labor Support and Union Infrastructure Development for the International Labor Union (the “ILU Agreement”). The ILU Agreement is a one year, JPY ¥500 million agreement (or USD $3.2 million, based on Federal Reserve Foreign Exchange Rates of ¥156.05 - USD $1.00, as of February 27, 2026).

Under the Agreement, rYojbaba has commenced and continued to provide comprehensive international labor support and infrastructure build-out needed to strengthen ILU’s sustainability, public mission, and global role. rYojbaba continues to provide ongoing support for international labor protection, union-infrastructure development, membership expansion, subsidy-system optimization, coordination with international institutions, along with a range of high-level advisory and organization services.

We account for the ILU Agreement in accordance with applicable revenue recognition standards. We identified ongoing service obligations under the ILU Agreement, and revenue will be recognized as those performance obligations are satisfied in accordance with the relevant accounting standards. As of December 31, 2025, we had not recognized any revenue related to the ILU Agreement.

The SEC maintains an internet site (http://www.sec.gov), which contains reports, information we are required to provide to our shareholders or otherwise make public under our home country laws, and other information regarding us that file electronically with the SEC.

B. Business Overview

Company Overview

Our primary mission is to improve and restore physical and mental health diminished by work related stress through our consulting and health services. We believe that work-induced stress is a serious and growing problem as profits over people dominate all sectors of contemporary business culture.

We believe that work-related stress not only affects the health and well-being of individual employees, but also reduces employee productivity. This negative impact of work-related stress occurs when work demands exceed a person’s capacity and ability to meet those demands. We believe that the main work-related stressors include corporate culture, bad management practices, job content and demands, physical work environment, relationships at work, changes in management, lack of support, role conflict and trauma. Some of the factors that commonly cause work-related stress include long hours, heavy workload, changes within the company, tight deadlines, changes to duties, job insecurity, insufficient compensation, lack of autonomy, boring work, insufficient skills for the job, over-supervision, inadequate working environment, lack of proper resources, lack of equipment, few promotional opportunities, harassment, discrimination, and poor relationships with colleagues or bosses.

The signs or symptoms of work-related stress can be physical, psychological, and behavioral. Physical symptoms include fatigue, muscular tension, headaches, heart palpitations, sleeping difficulties, such as insomnia, gastrointestinal upsets, such as diarrhea or constipation, and dermatological disorders. Psychological symptoms include depression, anxiety, discouragement, irritability, pessimism, feelings of being overwhelmed and unable to cope, and cognitive difficulties, such as a reduced ability to concentrate or make decisions. Behavioral symptoms include an increase in sick days or absenteeism, aggression, diminished creativity and initiative, a decline in work performance, problems with interpersonal relationships, mood swings and irritability, lower tolerance of frustration and impatience, disinterest, and isolation.

We are engaged in two primary businesses in Japan:

(1)	Consulting Services. We provide labor and corporate consulting services to foster constructive employment relationships between companies and their employees. More specifically, we provide consulting services to labor unions, as well as to companies wishing to build constructive relationships with labor unions. We provide consulting services to (i) labor unions to increase their membership rate, (ii) companies to support the practice of whistleblowing and stress checks, and (iii) both companies and labor unions to resolve disputes in a constructive manner.

(2)	Health Services. As of December 31, 2025, we provide health services through 29 osteopathic clinics and one osteopathic beauty salon to alleviate physical ailments primarily created by work related stress. We directly operate all of our clinics and salons (no clinics or salons are franchised as of the date of this annual report).

For the fiscal years ended December 31, 2025, 2024 and 2023, we generated revenues of $9,335,591, (83% attributable to health services and 17% attributable to consulting services; $11,576,848 (73% attributable to health services and 27% attributable to consulting services); and $10,963,365 (87% attributable to health services and 13% attributable to consulting services), respectively, we reported net income of $119,394, $1,332,399, and $770,571, respectively, and cash flow from operating activities of $863,925, $802,386 and $388,989, respectively. As stated in the consolidated financial statements, as of December 31, 2025, we had retained earnings of $1,746,993.

Labor Industry

Labor rights are an important social issue due to the historical vulnerability of the status and authority of the labor class. Labor unions strive to bring economic justice to the workplace by representing the collective interests of workers in negotiations with employers. However, labor unions in Japan have struggled with a gradual decline in membership in the past few decades. According to the Ministry of Health, Labour and Welfare’s Basic Survey of Trade Unions, the unionization rate in Japan was approximately 16.1% as of 2024, with membership rates of approximately 12.4% for women and 8.8% for part-time workers. We believe Japan’s labor unions have not been successful because they do not have enough members, legislators have not passed effective laws, and the Japanese courts have historically supported the business owners.

The results of an online survey on labor unions, conducted by the Japanese Trade Union Confederation (Rengō) in late October 2022, implicitly shows that a majority of working people in Japan do not view labor unions as organizations that can help them. The online survey was based on 2,000 valid responses from individuals aged 15 or older nationwide. In response to the survey’s question about work-related dissatisfaction, the most common problem cited was low wages (32.9%), followed by poor coworker relations (18.1%) and uncertainty about the future of one’s company (16.0%). Approximately two out of three respondents were dissatisfied with their jobs in some way, while 32.0% said they had no particular complaint. When those who were dissatisfied with their workplace or job were asked what they had done to resolve the problem, the majority of them, at 58.9%, said they had done nothing. In other words, we believe that most continue to work with a sense of dissatisfaction. Among those who took action, 20.3% consulted with a family member and 15.1% consulted with the human resource department or a supervisor, while just 3.0% consulted a labor union.

In Japan, the term “black corporation,” which is a Japanese term for an exploitative employment system, began to be used in the late 2000s to refer collectively to companies that engage in activities that violate compliance with Labor Standards Act in Japan, such as extremely long working hours, nonpayment of overtime wages and salaries. This has now become a well-established term in Japanese society. Depression due to overtime work, death from overwork, nonpayment of overtime wages, various types of harassment in the workplace, and other such problems caused by harsh working environments and working conditions have become major social problems in Japan in recent years.

In 2018, the Japanese government passed an initiative entitled “Work Style Reform” aimed at “reducing long working hours”, “improving work efficiency”, “securing workforce” and “enabling flexible ways of working.” Pursuant to “Work Style Reform,” employees cannot be required to perform overtime exceeding 100 hours in any one month, or 80 hours or more averaged over a reference period of two to six months, or 720 hours a year.

However, as Japanese labor-related laws and regulations are complex and have a wide scope of application, and are frequently revised, dealing with these labor-related issues is getting more difficult for companies and labor unions. As such, we believe that the need for consulting services like ours, that provide appropriate knowledge on and solutions for labor problems and related laws, is expected to continue.

Our consulting services are led by our Chief Executive Officer, Interim Chief Financial Officer and Director, Ryoji Baba, a skilled and experienced Japanese Labor and Social Security Attorney and a Certified Administrative Procedures Legal Specialist. A Certified Administrative Procedures Legal Specialist is a person with national qualification who can file government licenses and permits, draft documents, and provide legal advice around such interactions as well as assist foreign nationals in all aspects of their lives in Japan, including residence, naturalization, study abroad, employment, marriage, and setting up a business. Mr. Baba specializes in various social insurance systems and administrative laws, with knowledge of Labor Laws in Japan. We believe that Mr. Baba’s knowledge and experience in labor laws gives us an advantage over other consulting companies.

Since October 2021, we have provided insightful and prompt consulting services to labor unions aiming to reach solutions that we believe are beneficial to labor unions, companies, and their employees. Ryoji Baba has been providing consulting services since January 2009. Accordingly, we believe that we have significant experience with the potential causes of problems that could occur among laborers. Furthermore, this experience has led to an increase in the number of customers seeking our corporate consulting services. As a result, we are able to assist in efforts to prevent and resolve problems between laborers and companies and contribute to the resulting improved productivity of our clients. We believe we have established a good reputation and maintain a strong relationship with the top executives of our clients due to the effectiveness of our consulting services to such clients, which in turn has led to high unit price consulting contracts (representative of the type of contracts found in our consulting service business) such as 300,000 yen per month.

Sometimes we receive “spot revenues” from clients (while we did not receive any spot revenues during year ended December 31, 2023, we received $2,480,786 during the year ended December 31, 2024 and $883,267 during the year ended December 31, 2025) which are subsidies paid by the government to clients that have applied for subsidies upon the occurrence of social problems impacting the clients. The social problems that the Japanese government subsidies are targeting are the same problems as the labor rights our consulting services specialize in.

The types of Japanese government subsidies include: (1) a “career-up” subsidy targeted at addressing the disparity between permanent employees and temporary employees in their wages and treatment; (2) an employment adjustment subsidy targeted at helping companies maintain their employment levels during a business downturn due to economic crises, natural disasters, and pandemics; and (3) a human resource development support subsidy targeted at addressing the lack of employees’ skills and knowledge and decreasing the inconsistency between employees’ skills and employers’ expectation.

By supporting our customers and utilizing these subsidies, our clients can promote temporary employees and ensure stabilized employment, maintain employment levels even during a business downturn, enhance their employees’ skills and restructure their business models, with limited costs. We believe this ultimately leads to constructive employment relationships between companies and their employees, which is one of the main goals in our consulting services.

In addition to the application support and our advice on how to utilize them, we provide comprehensive strategies to solve the labor and management issues that our customers face. This allows our customers to improve their working environment, strengthen their competitiveness, and aim for sustainable growth.

The process through which our clients apply for and obtain Japanese government subsidies is as follows: (1) we assist our client in preparing and submitting an application to the government for such subsidy, (2) if the application is approved, the government notifies the client of the approval and sends the client the subsidy payment, (3) we submit an invoice to the client for our consulting services, and (4) the client pays remuneration for our service.

We believe the significant difference between us and our competitors is our ability to provide impartial services that are not tailored specifically to the employer or the employee. For example, typically a hired professional is expected to solve the issue only for its client, rather than provide a solution that addresses the concerns of all the parties involved, which only protects the rights of one party, the employee or the employer. Based on this understanding, we have developed consulting and other services that are beneficial for both the employer side (companies) and the employee side (labor unions). In other words, we believe we have substantial experience in providing consulting services to both employers and employees rather than specializing in either side. To clarify further, we do not provide consulting services to both parties at the same time as that would be a conflict of interest.

Osteopathic Industry

Osteopathy medicine is a system of medical practice that emphasizes a holistic and comprehensive approach to patient care and utilizes the manipulation of musculoskeletal tissues along with other therapeutic measures to prevent and treat injury and disease. Judo therapy is a form of osteopathic medicine practiced in Japan.

According to a 2024 survey by the Yano Economic Research Institute, the judo therapy, acupuncture, moxibustion and massage market increased by 3.0 % year-over-year to 985 billion yen in 2023 , and the number of patients visiting osteopathic clinics has almost returned to the level before the COVID-19 pandemic.

The number of osteopathic clinics in Japan reached 50,924 as of 2024, compared with approximately 24,500 clinics in 2000, indicating a significant increase over the past two decades. In recent years, the number of osteopathic clinics increased by 287 clinics (0.6%) from 50,077 at the end of 2018 to 50,364 at the end of 2020. The reason for the increase in the number of osteopathic clinics is that the number of training schools for judo therapists increased from 25 in 2000 to 109 in 2015, which increased the number of fields in which nationally certified therapists could work.

With the increase in the number of osteopathic clinics, differentiation has become important to attract customers. Since most of the customers attending osteopathic clinics are over 30 years old, we believe osteopathic clinic companies have been offering homogenized products according to their customer’s age, namely “posture improvement” menus. This product homogenization offered by our competitors is favorable to us, as we are providing tailor-made treatment menus to suit each individual and each individual symptom based on our knowledge and experience that we have accumulated over many years.

On January 5, 2015, Sakai Enterprise Co., Ltd. was founded by Masataka Sakai in Japan. The name of Sakai Enterprise Co., Ltd. was changed to Sakai Seikotsuin Co., Ltd. on October 1, 2019 and the name of Sakai Seikotsuin Co., Ltd. was changed to rYojibaba Co., Ltd. on October 22, 2021. On October 23, 2021, Ryoji Baba and other existing shareholders acquired all the issued and outstanding shares of rYojibaba Co., Ltd. from Mr. Sakai and the Company commenced its consulting business operations. In January 2022, rYojibaba Co., Ltd. acquired Sakai Seikotsuin Nishi Co., Ltd., which operates osteopathic clinics, from Mr. Sakai, who founded Sakai Seikotsuin Nishi Co., Ltd. in Japan on August 26, 2010. The name of rYojibaba Co., Ltd. was changed to rYojbaba Co., Ltd. on March 31, 2022.

We currently directly operate 29 Sakai Seikotsuin osteopathic clinics and one Speed Kogao osteopathic beauty salon. We provide an extensive menu of treatments to alleviate pain and have gained a large number of individual clients. We also offer services to treat injuries and pain suffered by athletes. As a result, the range of client ages and the types of pain that can be addressed are wide, which we believe is different from the client groups of competitive companies. Of the 29 Sakai Seikotsuin osteopathic clinics currently operated by our wholly owned subsidiary Sakai Seikotsuin Nishi Co., Ltd., (i) four branch osteopathic clinics commenced operations during the period of 1989 to 2008, (ii) 15 branch osteopathic clinics commenced operations during the period of 2009 to 2018, and (iii) ten branch osteopathic clinics commenced operations during the period of 2019 to present. We believe the significant difference between us and other competitive companies is that we are able to serve a wide range of patients, from young to old, and from amateur athletes to professional athletes, because of the wealth of knowledge we have developed from integrative medicine.

As of December 31, 2025, our osteopathic clinics have a repeat customer rate of over 80%. During the fiscal year ended December 31, 2025, (i) the annual average number of visits is 22.5 times per customer (i.e., the aggregate number of annual visits of 447,682 divided by medical records of 19,892) and (ii) the number of unique customers who visited our osteopathic clinics only once (i.e., one-off customers) and were not repeat customers is 2,195. During the fiscal year ended December 31, 2024, (i) the annual average number of visits is 23.2 times per customer (i.e., the aggregate number of annual visits of 471,735 divided by medical records of 20,363) and (ii) the number of unique customers who visited our osteopathic clinics only once (i.e., one-off customers) and were not repeat customers is 1,998. During the fiscal year ended December 31, 2023, (i) the annual average number of visits is 22.1 times per customer (i.e., the aggregate number of annual visits of 457,376 divided by medical records of 20,738) and (ii) the number of unique customers who visited our osteopathic clinics only once (i.e., one-off customers) and were not repeat customers is 1,571

As of December 31, 2025 , our beauty salons have a repeat customer rate of 15.9%. During the fiscal year ended December 31, 2025, (i) the period average number of visits is 1.8 times per customer (i.e., the aggregate number of annual visits of 1,859 divided by medical records of 1,049) and (ii) the number of unique customers who visited our beauty salons only once (i.e., one-off customers) and were not repeat customers is 860. During the fiscal year ended December 31, 2024, (i) the period average number of visits is 2.1 times per customer (i.e., the aggregate number of annual visits of 6,159 divided by medical records of 2,949) and (ii) the number of unique customers who visited our beauty salons only once (i.e., one-off customers) and were not repeat customers is 2,299. During the fiscal year ended December 31, 2023, (i) the period average number of visits is 5.5 times per customer (i.e., the aggregate number of annual visits of 26,635 divided by medical records of 4,827) and (ii) the number of unique customers who visited our beauty salons only once (i.e., one-off customers) and were not repeat customers is 3,061.

Although we had no franchisee osteopathic clinics or franchisee beauty salons as of December 31, 2025, we intend to develop a franchise business as to osteopathic clinics and beauty salons in the future.

Organizational Structure

The following diagram reflects our current organizational structure as of the date of this annual report:

Mr. Baba and Other Shareholders own 8,024,000 common shares and 3,526,000 common shares, respectively.

Strengths

Labor and Consulting Services

We believe our strengths within our labor and corporate consulting services business are as follows:

(1) Profitable labor consulting services with high customer retention rates

We have achieved stable business growth with high average compensation of ¥309,330 on monthly basis and customer retention rates of 83.3% without incurring advertising and other costs.

Despite the wide scope and complexity of labor-related laws and regulations, grants and subsidies for companies and laborers are frequently being enacted. Notwithstanding, we believe that business owners as well as Labor and Social Security Attorneys often fail to accurately and promptly understand the assistance and subsidies that are available to a company because they do not have a sufficient understanding of the business of the company, and therefore, companies may not receive the benefits to which they would otherwise be entitled. We are able to provide experienced and prompt consulting because of our knowledge of not only Labor Laws, but also of laws in general, as well as our knowledge of business operations.

In addition, we also provide consulting services to labor unions. We are well informed of typical, potential problems that laborers may face. We are also aware that there are not always appropriate laws and regulations in place for such problems. For example, when consulting on work regulations, we can advise on the establishment of regulations that can prevent such problems in advance. By stipulating in advance in the employment regulations key points that are not stipulated in various laws and regulations but that could potentially become labor problems, the company and laborers can prevent the occurrence of unfavorable problems, thereby contributing to the improvement of the productivity of the company.

(2) Our Strong Relationships

We believe that we have strong relationships with CEOs, CFOs or the other upper management level employees of each of our clients due to the solutions Mr. Baba provides directly to such executives regarding labor relations, and social security. We believe this approach allows us to maintain a good reputation, which creates opportunities to obtain new clients without investing significant marketing expenses through executive networking efforts.

(3) Knowledge and Experience

We offer free consulting services to labor unions. As a result, we have been engaged on a number of consultations by laborers who are in opposition to companies; therefore, we have knowledge and experience in what causes potential problems among laborers. We believe this knowledge and experience enhance the quality of our corporate consulting services, which allows us to negotiate labor consulting contracts at a high unit price.

Although labor unions are guaranteed basic labor rights by the constitutions of the labor unions, many labor unions have become a skeleton due to their inability to solve labor problems, which is caused by their inability to sincerely deal with the problems, and insufficient understanding of essential issues and labor problems faced by their members, even though they collect union dues. We believe that even if union dues are waived, if the ability to solve labor problems is high, it is possible to operate a labor union that can contribute to society by protecting workers’ rights. We share our ideas and solution methods with labor unions that share our vision.

Our labor consulting services have positively influenced our corporate consulting business. Labor unions and their members appreciative of our consulting services have approached their employer companies to utilize our services, and the companies that have been the other party to a labor dispute have contacted us through their labor unions as we provided constructive solutions to their problems.

Regarding the outcome of our consulting services, though the labor union itself is an independent organization and is not required to report, we are informed that the total number of labor union members consulted by us as of December 31, 2025 was approximately 220,000 and the total settlement amount was approximately 160 million yen.

(4) Our ability to assist in the formation of a labor union with no union dues

We provide consulting services to enable the formation of labor unions with no union dues. Free membership reduces the financial burden on the members, resulting in higher membership rates.

Labor unions are guaranteed basic labor rights by the constitutions of the labor unions. However, as society has a negative impression on labor unions, laborers themselves have distanced themselves from labor unions. As a result, labor unions continue to weaken their influence and lose their members. We have utilized our knowledge and consulting services to create strong labor unions with high membership rates without charging laborers union dues. For example, one of the major fee-based unions collapsed when its members left the union to join our union with no union dues. Labor unions should be based on public interest rather than based on compulsory unions dues. We believe that unions with no union dues will result in a high membership rate.

If membership rate is high, labor unions can be a beneficial entity to workers leveraging their membership data as names, addresses, phone numbers, email addresses, and company affiliations. That information cannot be easily collected in any other commercial service. Where membership rates are high, in instances of specific disputes, unions will be able to seek information as to with whom and when the dispute arose along with its root cause. As such, where a labor member changes or desires to change their employment, the union is well positioned to introduce the laborer to a company that does not have the same problem as the previous company, because the union would know what caused the laborer to resign from previous company where the dispute arose in first place. However, currently, this type of change of employment information is not easily ascertainable from a members list with a low membership rate. To address this problem, we have provided consulting services for the establishment of a labor union with no union dues, containing a system whereby payments are due only when an issue is resolved. The payment of fees will be collected in the form of a donation with the amount being approximately 30% of the settlement amount. Accordingly, unlike traditional labor unions that collect regular union dues, a union having a contingency-based fee system potentially leading to no withdrawals and ever-increasing number of memberships has been created.

(5) The development of our new consulting services, through which we consult on whistleblower systems and conduct stress checks.

We provide consulting services to companies regarding whistleblower systems and conducting stress checks.

Through our labor union consulting services, we believe that we have the knowledge related to the major causes of companies’ labor problems and can take timely and appropriate action, such as raising awareness of all employees, to prevent recurrence of problems when a problem is discovered through whistleblowing. In addition, osteopathic clinics are able to collaborate with medical institutions to relieve physical stress through various types of treatment and mental stress through collaboration with specialized institutions. Therefore, we believe that hawse have an advantage over other competitive companies meeting the needs of the clients flexibly through these services that we provide.

Generally, to establish a whistleblowing system, companies pay a fee to a third-party or a law firm to set up an exclusive consultation hotline. Unlike this typical practice, our whistleblowing-related service is developed free of charge, regardless of the content, recipient, or the nationality of the whistleblower. This service is not only used as a replacement for the client company’s whistleblower system but is also widely accepted as a public whistleblowing system. Our whistleblowing system operates online. Companies that are already in an advisory contract relationship with us can use the service by simply informing and agreeing with us. If there is no contract relationship, the potential client company can use it by applying through the online email form. Any individuals willing to make a report who use this service can make reports by entering and submitting information in the designated online form. The general whistleblower system is a whistleblower service that each company has set up for its own use. However, our whistleblower service is a public interest whistleblower service that can be used by any company. This is a system that allows anyone, regardless of whether inside or outside the company, to report problems. As such, the amount of notification and requests to companies for improvement tend to become higher than for typical whistleblowing system set up only for company’s internal use. The increase in the number of public whistleblowers indicates an increased popularity of our service, and this has led to the growth of our business while ensuring the protection of whistleblowers.

As for the stress check, we have a deep knowledge of stress related to labor issues. We have many years of experience in treating physical problems due to stress through our business in osteopathy. We believe we are able to offer more experienced stress check services than others can offer starting at market prices.

We also provide a free service for union members to create forms that can be used for the negotiation with companies. As a union member, a laborer has the advantage of being able to negotiate with companies on an equal basis by utilizing labor union rights stipulated in the labor union’s constitution. Since there is a possibility to solve the problem for a laborer without union member volunteers who are highly capable of solving it, the overall cost becomes as close to zero as possible, which result in alleviating the union’s work as well as meeting the needs of the laborer who have labor problems to be consulted.

(6) We provide services that contribute to the activities of both companies and labor unions

We provide consulting services to labor unions with a goal to ensure the labor rights will be protected and to create a healthy working environment for the laborer. We believe that a company’s contribution to the social good is an important factor that should be considered along with the economic performance of a business.

In light of the fact that salary levels in Japan have not increased for decades compared to other countries due to the absence of needed legislation, we believe that a fundamental improvement of the working environment for Japanese laborers is unlikely through legislation or solutions by legal experts. We believe it is important to improve labor unions in order to achieve these objectives and a fair society, regardless of nationality, gender, age, status, or income.

In principle, work regulations are made by employers and collective labor agreements are made by labor unions. Work regulations can essentially be made from either side of the company-laborer relationship. However, companies lack understanding of laws and regulations and the causes of potential labor problems. Also, most labor unions, even if they are charging union dues from members, do not function well and have only a few rules or no collective labor agreement. We work to prevent unnecessary disputes by providing consulting services for work regulations made by companies while providing instruction on how to make collective labor agreements that override the work regulations.

In general, we believe companies are not willing to introduce whistleblowing and stress check systems even though they are mandatory by governmental laws and regulations, and laborers are not well informed about these systems. Since we have experience in these areas, we believe we will provide services that we believe are useful to both companies and laborers.

Osteopathic Services

We believe our strengths within our osteopathic services business are as follows:

(1) Long standing business

The first Sakai Seikotsuin osteopathic clinic was opened in Fukuoka City in 1989 by its founder, Masataka Sakai, who 35 years ago aspired to become the most visited osteopathic clinic in Japan by integrating Oriental and Western medicine. Treatment of Sakai Seikotsuin osteopathic clinics is led by nationally certified judo therapists, who trace their roots back to the 15th century. The osteotomy, which heals injuries, developed into osteopathy while bushido of samurai developing into judo.

In 1920, the Japanese government legally defined judo therapist based on the Judo Therapist Law. In 2001, judo therapists were introduced as Japanese traditional medicine in the “Report on Traditional and Complementary and Alternative Medicine” issued by the World Health Organization (WHO), in which judo therapists were described and recognized worldwide. Judo therapists in Japan have long existed broadly as one of the primary care providers in the form of osteopathic clinics and osteopathic hospitals, which were often attached to judo-dojos. They are responsible for manual examinations, emergency treatment of injuries, rehabilitation, and preventive instruction as part of Oriental medicine except for diagnosis, examination, surgery, and medication, which are the specialties of doctors.

Sakai Seikotsuin osteopathic clinics have an aggregate of approximately 91 judo therapists providing medical care to patients. Sakai Seikotsuin has recorded a daily maximum of 850 visits per clinic.

(2) Multifaceted approach to medical treatment

At Sakai Seikostuin, since judo therapists, who are nationally certified, play a central role in treatment, we have a great deal of experience in providing insurance treatment that is covered by the national insurance system, allowing patients to resolve their physical problems while receiving financial support from the government. We are making osteopathic treatment widely available to the public for the purpose of prevention and treatment of injuries which is distinguished from relaxation and massage that is not covered by the insurance system. In addition, we have acupuncture therapists on staff to provide acupuncture treatment, which is a traditional Japanese medical treatment that originated in China as a field of Oriental medicine or Chinese herbal medicine. Acupuncture is said to have been introduced to Japan in the Asuka Era (early 6th century), coinciding with the arrival of Buddhism and was legalized in 1902. Acupuncture is generally called “Hari, Kyu” or “Shinkyu” in Japanese. It is a treatment method to enhance the body’s natural ability to heal diseases by stimulating the body through the penetration of thin metal needles into acupuncture points and the burning of moxa.

Additionally, we collaborate with local medical institutions, which is one of our most distinctive features. We believe we are the first corporation in Japan to integrate the strengths of Oriental and Western medicine, and as such have a reputation for utilizing techniques that provide superior results that we believe ordinary osteopathic clinics cannot achieve. With the slogan “Pour soul into fingertips,” our judo therapists have achieved results in many cases as an alternative to surgery. Importantly, our collaborative approach with and strong connections to these institutions, combined with our integrative medicine approach, has allowed us to attract customers without incurring advertising expenses. These institutions recommend their patients to us for our osteopathic treatments while we introduce them to our customers, depending on the customer’s conditions and needs, in order to ensure the best service for the customer.

(3) Applying osteopathic techniques to beauty

As of December 31, 2025 , the osteopathic beauty salon “Speed Kogao” operates one salon in Tokyo to pursue “facial beauty” by treating customers’ faces in four different treatment patterns. The salon distinguishes itself from other salons by treating the face as a part of the head, which is composed of 24 bones, and by applying osteopathic techniques to the treatment.

The three primary causes that make faces bigger are twist, swelling, and sagging. The twist is related to the muscles and skeletal frame, while the swelling and sagging are related to fat and skin. There are four major menu items, including a cranial adjustment using skeletal frame techniques, fascia release to remove muscle tension, HIFU to approach fat, and HydraFacial to approach skin, all of which leverage osteopathic techniques.

Our Strategies

Consulting Services

Increase in Consulting Services to Employers. Our labor consulting services are mainly aimed at providing advice to management, while public whistleblowing and stress checks are services for employees. In recent years, labor issues have become more diverse and many companies are facing a serious labor shortage. By offering both (1) advice to management and (2) public whistleblowing and stress checks that directly affect employees, we can achieve a synergistic effect on improving the working environment for the entire company. We believe that this will lead to further growth in revenue and customer base.

Increase in Consulting Services to Employees. We anticipate increased cross sales of our labor consulting services to our customers utilizing our public whistleblowing and stress checks services, resulting in an increase in average sales per customer.

Grow our customer base. We anticipate labor unions seeking our assistance to modify their union fee memberships to be non-union fee memberships in order to increase their memberships and by providing consulting services to these unions, we expect to expand our services.

Expansion of business through IT platform implementation. We expect to implement and develop in the future a centralized user platform utilizing information technologies (IT). For this IT platform, we plan develop systems such as risk analysis of unpaid overtime pay, simulation of social insurance premium optimization, labor compliance check (confirmation of compliance with regulations), labor score system for companies, artificial intelligence (AI) answer system using Chat BOT in multiple languages for labor issues (not requiring human intervention on our part). We will also provide free content and a subscription service for customers who want to know more detailed information. The subscription packages will be divided into multiple levels based on the richness of the content offered. For internal use, we will install a database that will be used for labor consulting and, in the future, for managing customer information for osteopathic clinics and beauty salons. Through this platform, we expect to accelerate the collaboration of our various services and increase the profitability of our major business, “labor soundness improvement consulting”. We aim to create an IT platform that can be used comprehensively by the companies, laborers, unions, and union members we are involved with to centralize information and services into a single system. This platform will also integrate our osteopathic services, which will help us to solve both mental and physical problems, leading to the expansion of our business as a whole.

Strengthen our foundation to serve more customers by hiring additional consultants and administrative staff. We plan to expand our team through the hiring of additional consultants and administrative staff, mainly those with qualifications such as Labor and Social Security Attorneys and through the acquisition of law firms in Japan and abroad. We intend to actively pursue business expansion abroad by leveraging the CEO’s experience as an advisor of a Cambodian law firm and using a portion of the proceeds from the initial public offering. In addition, we will also conduct in-house training of our consultants to educate them on our labor consulting practices.

Opportunistically Pursue Strategic Acquisitions. We will evaluate acquisition opportunities that we believe will be complementary to our existing business, enhance our services, and accelerate our growth. We have not identified any acquisition opportunities at the moment.

Osteopathic Services

Expand stores focusing on the Kyusyu region and solidify our foundation. We plan to use a portion of the proceeds from the initial public offering to pursue acquisitions of other stores and franchising opportunities primarily in the Kyushu region, where we have already established a stable customer base. We will use our past data to identify stores with potential for growth that could be candidates for absorption or franchising, and we will start negotiations with a few stores first.

Considering the increase in recognition upon listing on the Nasdaq, we believe that this is an opportunity to expand our business by opening new clinics.

Promotion of franchising through business packaging. We will also proactively develop manuals using videos and other means. These manuals shall include our treatment techniques, the use of data for clinic opening strategies, osteopathic clinic opening package which includes the guide to set up store infrastructure such as internet, electricity, and gas, and interior design. While we have no franchisee clinics or franchisee salons as of December 31, 2025 , we will also seek the opportunities to develop franchise business in the future.

Management cost optimization through operations improvement. We plan to improve efficiency of store management system by incorporating the reservation system into the current system, which includes medical records, accounting, and settlement. In addition, by centralizing the systems of both the consulting business and the osteopathic clinic business using the above-mentioned IT platform, management costs can be reduced.

Selectively Pursue Acquisitions. We plan to selectively pursue acquisitions of complementary businesses, services and teams that would allow us to increase the value proposition we deliver to our customers. No acquisition targets have been identified as of yet.

Our Business Model

Consulting Services

Main clients of our labor consulting services are major companies in the food and beverage industry, small and medium-sized companies shortly before their initial public offering in Japan, and privately owned small and medium-sized companies.

Our labor consulting services serve to check if a company’s audit is conducted in compliance with all applicable laws and regulations, identify problems through audits, and provide appropriate advice to improve the labor soundness of the client company.

Moreover, we provide the following services to reduce labor risks of the clients not only during audits, but also from the perspective of “prevention” and “handling.” In order to satisfy our clients, we also collaborate with attorneys who work internationally and certified public accountants in the form of alliances to help reduce the business and financial risks associated with labor troubles.

The main services provided to clients as labor consulting are as follows:

●	Coaching and advice on employee interviewing and coaching on the preparation of documents to be delivered to newly hired employees;
●	Handling of troublesome employees;
●	Advice and coaching on carrying out proper labor time management;
●	Proposals for reducing overtime pay by introducing variable working hour system, etc.;
●	Preparation of resignation documents and handling of laborer-company problem at the time of resignation;
●	Prevention of laborer-company problem in the case of dismissal or resignation recommendation;
●	Advice and coaching on mediation of labor-related disputes;
●	Advice and coaching on optimization of company reorganization and human resource allocation;
●	Proposals, advice and coaching on various internal rules and regulations;
●	Establishment of an optimized personnel evaluation system and adoption of a wage system using the personnel evaluation system;
●	Audits and compliance checks related to labor management;
●	Preliminary document checks for investigations by the Labor Standards Inspection Office, attendance at investigations, and coaching on submission of documents after investigations;
●	Other advice and coaching on labor laws and regulations;
●	Proposals for grants, subsidies, etc.;
●	Explanation of the outline of subsidies, utilization method, and cautions for smooth receipt of subsidies, etc.;
●	Advice and coaching on submission of application documents for certification and provision;
●	Proposal advice and coaching on schemes for optimization of social insurance expenses;
●	Preparation of content certification; and
●	Consulting on permits and approvals from administrative agencies.

We also provide consulting services to labor unions that aim to resolve problems that are beneficial to both laborer and company, we are familiar with the causes of potential problems among laborers. This knowledge enhances the quality of our consulting services and makes them more impactive, which results in preventing the occurrence of unfavorable problems between laborer and company and contributes to improving the productivity of our client companies. This has led to the realization of labor consulting contracts at a high unit price.

The number of Labor and Social Security Attorney, whose main business is providing labor consulting services, is increasing every year, but most of them are engaged in social insurance-related procedures, which are considered to be their exclusive business under the Labor and Social Security Attorney Law, and payroll calculation, which is not their exclusive business.

As the existing working environment is changing greatly due to frequent labor problems and the government initiative on “work-style reform”, and labor management in companies is becoming more complicated and difficult, there is a growing demand for Labor and Social Security Attorney and labor consulting companies that can handle these problems. However, the number of such skilled individuals and companies is still not large. This means there is a supply-demand mismatch. Therefore, we think that the existing business model of Labor and Social Security Attorney and labor consulting service companies is likely to be diluted.

Despite such trend, our labor consulting services have been expanding steadily with high remuneration and continuous rates without any advertising or other expenses based on the trust and experience of Ryoji Baba, our Chief Executive Officer, Interim Chief Financial Officer, Director, and a Labor and Social Security Attorney, who continues to take on the challenges of highly difficult tasks.

This achievement was made also because of one of his core philosophies, “to have empathy for the corporate philosophy” of his clients. He has made the decision of whether or not to accept the consulting offer based on the consideration that whether the corporate philosophy and the lifestyle of the representative resonate with his belief of “fight together without fear of risk, protect the Company, and keep the business running while protecting the employees”. We are confident that we have earned the absolute trust of our client companies’ representatives, management teams, and their employees.

Based on this experience, we believe that we are able to maintain high contract signing rate, remuneration, and continuance rate that helps our business grow through our clients’ referral, without relying much on advertisements and promotions like typical labor consulting companies and Labor and Social Security Attorneys do.

We will continue to make every effort to provide our advisory clients with high level of services and to obtain more clients with whom we can share a common resonance.

Osteopathic Services

Osteopathy medicine is a system of medical practice that emphasizes a holistic and comprehensive approach to patient care and utilizes the manipulation of musculoskeletal tissues along with other therapeutic measures to prevent and treat injury and disease.

Judo therapy is a part of osteopathic therapy and a traditional medical treatment in Japan. Judo therapists with governmental license provide non-surgical medical treatment for joint injuries, such as fractures, dislocations, bruises, sprains and muscle strains. They treat injuries by restoring a previously fractured bone or dislocated joint to its correct alignment, stabilizing the dislocated or fractured part with medical tape or metal sprints, and other means based on the patient’s condition in order to enhance patient’s ability to recover.

In 1920, the Japanese government legally defined judo therapist based on the Judo Therapist Law. In 2001, judo therapists were introduced as Japanese traditional medicine in the “Report on Traditional and Complementary and Alternative Medicine” issued by the World Health Organization (WHO), in which judo therapists were described and recognized worldwide. Judo therapists in Japan have long existed broadly as one of the primary care providers in the form of osteopathic clinics and osteopathic hospitals, which were often attached to judo-dojos. They are responsible for manual examinations, emergency treatment of injuries, rehabilitation, and preventive instruction as part of Oriental medicine except for diagnosis, examination, surgery, and medication, which are the specialties of doctors.

We operate osteopathic clinics and osteopathic beauty salons. We aim to treat people’s health issues with both services by improving both the inside and outside of their bodies. While both are services for the human body, the osteopathic clinic is often based on an immediate need, while the osteopathic beauty salon is driven by a want-based needs. We aim to improve the body by satisfying both types of needs.

(1) Osteopathic clinics

Integrated Medicine

The most significant feature of our osteopathic clinics is that they are a part of the approximately 50,000 clinics in Japan forming “integrative medicine (medical-care coordination)” in which we provide medical services in cooperation with the local hospitals. Patients who come to our osteopathic clinics have various kinds of pain, including sports injuries, injuries pain, acute pain, and chronic pain. Even common symptoms of lower back, neck, shoulder, and back pain and uncomfortable feelings, there may be cases of “malignant tumors (cancer)”, “brain tumors and vascular disorders”, and “infections” hidden in the symptoms. Especially in the working age population, those who do not have enough time to have regular checkups and other medical checkups are often suffering from health problems and many of them visit osteopathic clinics. We are able to identify signs of urgent symptoms as soon as possible and refer them to medical specialists for examination and treatment, thus allowing for early detection and early treatment. We also help to prevent unnecessary inspections and medications by determining in advance and providing coaching and management. This can lead to reductions in medical expenses and prevent a shortage of personnel and material in the medical field. We believe that this is a greatly demanded role of osteopathic clinics, which are responsible for regional medical care (primary care), and that it will also contribute to the public interest.

Treatment Menu and Features

Osteopathic clinics are medical institutions that can treat symptoms of obvious external injuries (fracture, dislocations, sprains, bruises, contusions) using the “insurance card” as hospitals and other medical institutions.

One of the most attractive features of our treatment is the palpation (hand tactile/thermal sensation/vibration sensation) by judo therapist and acupuncture therapists, which enables us to identify the presence and degree of skin and swelling conditions, thermal sensation and shape, mobility, beating, and pressure pain in the bones, joints, muscles, and tendons. This skilled palpation allows for a high degree of accuracy in identifying the difference between fracture/incomplete fractures, sprains, contusions, and dislocations. By making full use of palpation, we can identify conditions with a high degree of accuracy even in situations where x-rays are not available. From that palpation, we determine a custom-made treatment menu for each individual and each condition and strive for symptom recovery as quickly as possible. Masataka Sakai, the founder of Sakai Seikostuin, has been analyzing clients from a completely different perspective than other practitioners since he was young, not only for external injuries but also for sequelae, and has focused especially on pain as the main complaint. After 35 years of research, we have established treatment for 11 cases that could only be treated by surgery if it was in other hospitals. Of the 11 cases, many patients have reported dramatic changes after a single treatment for (1) osteoarthritis of the hip joint (acetabular formation within our own standards), (2) dysfunction after sprained ankle joint (complete recovery even after decades of injury), (3) wrist disorder (pain when putting weight on it), (4) sequela of a jammed finger (finger cannot bend), (5) intercostal neuralgia (excluding herpes), and (6) numbness in the tips of fingers (not cured even after going to other hospitals). In addition, we have received comments from many patients about improvement in severe back pain, spinal canal stenosis, osteoarthritis of the knee joints, herniated intervertebral disc (not applicable for surgery), and the sequelae of whiplash caused by traffic accidents.

After an injury or pain is recovered, it is important to prevent recurrence. Fixing the fundamental causes, preventing and improving the physical functions are vital. Our focus is on “Elimination of Pain,” “Fundamental Solution,” and “Prevention and Improvement,” and we provide a series of treatment menus that not only cure the injury or pain, but also prevent and improve from the original condition. Injuries and pains are caused by twisting of the body or the way of walking in everyday, which leads to imbalance and instability of the body and causes pain. A treatment approaching this point is what we call “Fundamental Solution”. Most of the causes are in the “pelvis (sacroiliac joints)”. Keeping the pelvic sacroiliac joints and other joints of the body (neck, waist, hip, knee, and shoulder) in a state that allows flexible and large range of motion is the key to a healthy and sound life as we get older. To keep the body in good condition, it is necessary to improve the quality of muscles, especially “inner muscle”. We have created a menu that trains the abdominal muscles to build a healthier body. Our menu structure is as follows:

●	Sakai-style insurance treatment: Treatment menu for fractures/dislocations/sprains/concussions (9 min.)

●	Sakai-style Master Treatment: Treatment menu for conditions that cannot be cured at other hospitals (9 min.)
●	Posture correction: Stretching treatment menu to correct the skeletal structure after the pain is healed (9 min.)
●	Thomson Correction: A menu of treatment equipment that adjusts the body balance and improves the skeletal structure (10 min.)
●	EMS: A menu of treatment equipment that adjusts deep muscles in order from prevention to improvement (30 min.)
●	High Voltage: a treatment equipment menu to relieve deep muscles that cannot be touched by hand (5 min.)
●	Pelvic Correction: a menu to relieve back pain (20 min.)
●	Acupuncture Treatment: a menu of acupuncture treatment to relieve stiffness of the body and other deep muscles (10 min.)

Our menu structure allows for quick recovery in a short time, rather than the 60-minute treatments available at relaxation salons. Each treatment itself is set at 10 minutes per spot. For fractures/dislocations/sprains/concussions, we use our original Sakai-style insurance treatment. For pain such as sequelae that cannot be cured at other hospitals, we use our original Sakai-style treatment master. If the cause of the pain is in deep muscles that cannot be reached by hand, we use high voltage and acupuncture to approach the pain. After the pain is relieved, Thomson correction is used to treat the fundamental cause of the symptoms. Thomson correction uses a Thomson bed to safely adjust the balance of the pelvis and each joint. At the same time, we use the Sakai-style hunchback stretching menu to approach deep muscles so that good posture can be maintained. The final step in the series is to add an exercise prescription that strengthens deep muscles using a machine called EMS.

Health Insurance Treatment

In Japan, when a person is injured or becomes sick and visits a medical institution, they use the “National Health Care System Insurance Card”. A person who has the “National Health Care System Insurance Card” is required to pay only 30% of the total cost when visiting medical institutions (hospital or osteopathic clinic). This health insurance card cannot be used at relaxation salons, and it can only be used at medical institutions like our osteopathic clinics.

Since our establishment, we have held insurance card data of 244,602 people at our 28 branches. Insurance card data includes name, address, phone number, among other things. In addition, there is a significant difference in the number of insured patients between us and other companies. This evidences that we are recognized as a medical institution and that many injuries and external injuries are treated at our clinics.

Comparison of claims of the clinics in Kyushu area and our Sakai Seikotsuin clinics in 2021:

Kyushu area (Data from Japan Judo Therapy Association Member Data published in April 2023)

Number of osteopathic clinics 1,569

Number of claims 1,779,239

Approx. 1,134 cases per clinic (95 cases per month)

Sakai Seikotsuin

Number of osteopathic clinics: 24

Number of claims 82,670

Approx. 3,445 cases per clinic (287 cases per month)

Many of our clients come from a wide variety of occupations (desk workers, construction workers, and sports athletes). However, our services are also used by people in need (person on welfare, a single parent family) because of insurance reimbursement.

Treatment by Qualified Professionals

To provide this service, both judo therapists and acupuncture therapists must attend a 3-year training school, take the national certification exam, and become nationally certified with a 49% pass rate. In the current market for osteopathic clinics, the number of nationally certified personnel is few due to the balance between supply and demand for osteopathic clinics, and some osteopathic clinics employ unqualified personnel to provide treatment. In contrast, we provide insurance treatment services with 100% nationally certified professionals based on the knowledge gained from our training school and our own unique treatment expertise. We provide training programs based on three different career plans. Each category is determined by the intensity of client pain.

C Specialist: chronic back and shoulder pain

B Specialist: acute pain, sports injuries, new client handling

A Specialist: Severe patients with pain, fractures, dislocations, and traffic accidents that cannot be relieved at other clinics.

The program is designed to foster early learning by clearly separating learning items in each category. The textbooks used in the program are filled with the history of our 35 years in business, with a total of 35 textbooks.

The training process begins with training at headquarters in the initial month of employment, after which employees are assigned to designated clinics. After that, supervisors in the clinics become training instructors and aim to improve their careers. This is a system in which employees not only receive training at the headquarters but are also involved with and improve their skills as if they were family members even after being assigned to a clinic. In addition, information on rehabilitation treatment in each category is constantly updated, and study sessions are held 30 times a year as part of headquarters education, so that all staff members are constantly in touch with new information. In addition, aside from treatment staff, there are 10 management training sessions per year to educate the director and vice director, and seminars on store management such as human resource education, sales creating, and QSC (Quality, Service, Cleanliness), and training as the person in charge of operations are held at the same time.

Process of Daily Operations

The daily operation of an osteopathic clinic begins with pre-opening preparations. The day begins with the assigned staff members performing their respective duties, such as cleaning and cash register staff. In order to comply with the working environment, staff members who are not assigned to duties check client information 10 minutes prior to the opening. Hours of operation depend on the region in which the clinic is located but are generally from 9:00 AM to 8:00 PM. Staff members are required to work eight hours a day to provide treatment to clients. After a customer arrives at the clinic, the receptionist helps their check-in, and the treatment begins. The treatment process usually ends with a medical interview, bed warming therapy, treatment, and verification of the pain. The customer pays for the treatment received and makes an appointment for the next time. At the end of the clinic’s business hours, the person in charge closes the cash register and the employees leave the clinic on time.

(2) Beauty Salons (Speed Kogao)

As the company name Speed Kogao suggests, this business is a salon that pursues “facial beauty” by adjusting the client’s face in four different treatment patterns. What sets us apart from other salons is that we consider the face as a part of the head, which consists of a group of 24 bones, and perform the treatment from that perspective.

The three primary causes that make a face bigger are twist, swelling, and sagging. The twist is related to the muscles and skeletal frame, while the swelling and sagging are related to fat and skin. There are four major menu items: (1) a cranial adjustment using skeletal frame technique, (2) fascia release to remove muscle tension, (3) use of HIFU to approach fat, and (4) HydraFacial to approach skin. We attract customers mainly through the Internet, and we have an overwhelming amount of 20 to 25-year-old females.

Demographics

Consulting Services

Currently, the clients of labor consulting services are mainly concentrated in the Kanto area. We aim to continue acquiring new clients, especially in the metropolitan area, while also focusing on acquiring new clients in the Kansai area and Kyushu.

Osteopathic Services

We currently operate 29 directly operated osteopathic clinics, mainly in Kyushu. We also currently operate one directly operated osteopathic beauty salon “Speed Kogao” in Tokyo.

Currently, we intend to open new osteopathic clinics in the following three prefectures in Japan: (1) Tokyo, (2) Osaka, and (3) Fukuoka.

There are three to five times more nationally certified personnel training schools in the three prefectures listed above than in Kyushu, which makes it easier to carry out recruitment activities for clinic opening, and there is also a difference in population densities compared to Kyushu.

Employees

Consulting Services

Ryoji Baba, our Chief Executive Officer, Interim Chief Financial Officer, Director, and a prominent Labor and Social Security Attorney, leads our consulting business. As a highly skilled labor consultant, he has dealt with difficult labor related matters and irregular cases. While Mr. Baba is the only in-house consultant as of the date of this annual report, we have been efficiently providing our services to multiple clients because most of our consulting contracts are advisory contracts which do not designate working place or working hours and which do not include any works that need a lot of human resources. Further, we are also cooperating with outsourced consultants if necessary. While we plan to hire competent consultants, we have been successfully dealing with the increasing demands for our services with a limited number of consultants by utilizing our know-how which we have acquired through providing services to client companies, their employees, and labor unions.

As such, we have advised many clients, ranging from major companies to companies shortly before their initial public offering in Japan. Working with such clients requires not only knowledge and experience, but also commitment and determination to put the client first and work hard through the end. Therefore, in our consulting business, we are looking for potential consultants who can grow with us by facing difficult and challenging tasks in a client-first mentality and improving their knowledge and experience.

Under the leadership of Ryoji Baba, we will continue to appoint talented consultants who fulfill prescribed requirements and we will work together for the benefit of our clients as well as job growth of such consultants.

Osteopathic Services

We employ 128 nationally certified professionals (judo therapists and acupuncture therapists). Of those nationally certified staff members, 18 people have been working with us for more than 20 years. They believe in our management philosophy and share our vision.

A typical osteopathic clinic pays a fixed number of over 40 hours of working hours per week in advance, called “prospective overtime”. Instead, to fully ensure employee satisfaction, we pay the full 40 hours work week and all other hours are defined as overtime, and we ensure a two-day weekend and the provision of paid holidays.

In addition, we use both fixed salary and percentage pay. Each therapist will be paid a bonus of 0.9% of their monthly revenue, in addition to their fixed salary. We aim for a well-balanced and fair salary structure, whereby the career, skills, and achievements cultivated in the past are reflected in the fixed salary, and those that genuinely contribute to profits are reflected as a percentage. We aim to improve the work-life balance of our employees by ensuring holidays and a structured compensation system. For example, through our own Sakai Cup and trainer activities, we invite students to participate in certain of our planned events as volunteers. We also provide practical training of students from vocational schools, which attracts them to join our Company.

We also have staff education institution named “Sakai I Juku” (Sakai University), in which provide substantial education system on techniques, knowledges, management and operation, and maintain high level of techniques and knowledges through continuous training.

Our Customers

Consulting Services

Our labor consulting clients consist of employees as well as companies with a minimum of 100 employees, including major companies in the food and beverage industry, publicly traded companies, small and medium-sized companies shortly before their initial public offering in Japan, and privately held small and medium-sized companies. The number of companies with a minimum of 100 or more employees has increased from 42,221 in 2012 to 50,577 in 2021 (2021 Economic Census for Business Activity, Statistics bureau of Japan, June 2021). This statistic suggests that our potential customers are over 50,000 companies, and the number is on the rise.

We have also contributed to labor unions through our consulting services which enables them to deal with labor problems. From April 2020 through July 2024, the labor unions which received our consulting services have settled claims for 474 companies and we are informed that the total settlement amount was 159,505,575 yen.

Total number of union members in the labor unions to which we provide consulting services was 227,565 members where the national average union member count was 436 members as of June 30, 2023 (Japan Ministry of Health, Labour and Welfare, 20 December 2023).

Number of eligible fixed users of online whistleblowing system (launched in April 2023) under contract was 322,971 where the average number of employees in publicly traded companies: 902.6 employees as of March 2024.

Osteopathic Clinic Services

During the COVID-19 pandemic, people were working remotely from home and experiencing a decrease in physical and outdoor activities, resulting in physical ailments such as stiff shoulders, back pain, and headaches, and we gained a positive reputation and earned the trust of numerous clients treated for such ailments as well as acute pain (such as a slipped disk or sports injury), which had been historically treated with no other option but surgery at hospitals.

Distribution of customer age groups

Distribution of customer age groups (number of persons)
75 and over
65-74
60-64
50-59
40-49
30-39
23-29
19-22
16-18
13-15
7-12
0-6
0
500
1000
1500
2000
2500
3000
3500
4000
Jan-Dec 2023
Jan - Dec 2022

(Age)	Jan - Dec 2022 (number of persons)	Jan- Dec 2023 (number of persons)
0-6	43	38
7-12	502	613
13-15	1,055	1,068
16-18	1,218	1,189
19-22	751	716
23-29	1,731	1,765
30-39	3,210	3,296
40-49	3,464	3,658
50-59	2,741	2,921
60-64	991	1,024
65-74	1,609	1,694
75 and over	1,156	1,108
TOTAL	21,435	20,738

Data for December 2023 (total figures for 28 clinics)

Average number of visitors per day: 1,299

Highest number of visitors per day: 1,856

Customer Lifetime Value (CLTV) 42,841yen*

Total sales per customer for December is 114,266,075 yen and the total number of clients is 7,883, so the sales per client for a single month is 14,495 yen.

Total number of patients treated at Sakai Seikotsuin per month, per clinic, as of December 2023 was 328 compared to national average monthly count was 227 (LIGUA Inc., 19 Sept 2023)

*Customer lifetime value (CLV or CLTV) is a metric that represents the total net profit a company can expect to generate from a customer throughout their entire relationship

In addition to our principal services, we also support many sports, not limited to one type, including support for two semi-professional companies, 20 high school clubs, and medical trainer rescue teams at international tournaments. We also host our own “Sakai Cup” tournament four times a year using income from our osteopathic clinic, each of which attracts 300 to 350 people, including family members. The purpose is to contribute to society by providing opportunities to children who rarely participate in tournaments as well as families on welfare who have never played sports on a good field to have good experiences. Another purpose is to make more people aware of osteopathic clinics and judo therapists.

Osteopathic Beauty Salon Services

The total number of reservations for osteopathic beauty salon per month, per salon, is 424.1 compared to the national average monthly customer count per facility was 333 customers (Japan Ministry of Health, Labour and Welfare, 19 Sept 2023)

Online Systems and Equipment

Consulting Services – Online Systems

In the consulting services, we have the following online services:

●	Whistleblower system
●	Stress checks system

Osteopathic Services - Equipment

In osteopathic clinics, we have equipment related to our treatment such as ultrasound therapy equipment, Thomson bed, EMS machine “indeps”, hydrogen injection machine “coup”, Ito Chotanpasha Company’s “High Volt” and thoracic spine adjuster.

In osteopathic beauty salons, we have F Corporation’s “HIFU” and “Hydro Venus” of Standard Pro Co., Ltd. as our equipment.

Sales and Marketing

Consulting Services

Inquiries about our labor consulting services have sometimes led directly or indirectly to consulting contracts, either through our official website or through articles published by labor unions that have become clients of our consulting services. In addition, because of Ryoji Baba’s trust and experience with clients, we have received many introductions from clients of new clients and have steadily expanded our business with high average compensation of ¥352,634 on monthly basis and continuation rates of 81.8% without spending any advertising expenses.

Osteopathic Services

We obtain the bulk of our marketing from referrals from existing customers. While many osteopathic clinics focus on advertising and SNS to attract clients, we have continued to pursue client satisfaction and receive introductions from our existing clients.

We also carefully examine locations when opening new clinics to ensure potential client traffic. Locations can be categorized in to three types: (1) roadside, (2) in commercial facilities, and (3) in shopping arcade locations. All of our clinics undergo a “location survey” to understand TG (Traffic Generator) and choose clinics that are naturally easy for clients to come to.

In addition, since we specialize in sports care, we provide medical support to about 20 schools as a medical trainer to attract injured athletes to our clinic.

We also host our own “Sakai Cup” tournament four times a year using income from our osteopathic clinic, each of which attracts 300 to 350 people. During those tournaments, we provide treatment experiences not only to athletes, but also to parents who are unable to do so on a daily basis and to those in need (a single parent family and those on welfare), and we attract visitors through activities that are based in the local community. Currently, we use our website, Google My Business, and a portal site “E-park” for WEB advertising, and both the osteopathic clinics and the osteopathic beauty salons have reservation forms on their official websites to attract clients through the inflow from the articles they post.

In case of opening a new clinic, we will conduct posting and “office visiting” to an area within 2-kilometer one and a half months prior to the opening, and will hold a pre-opening event to attract approximately 100 to 200 visitors for a free treatment trial once before the new clinic is opened.

Competition

Consulting Services

Labor and Social Security Attorneys are primarily involved in providing labor consulting services, and the number of registered Labor and Social Security Attorneys has been increasing year by year. Although the market size is smaller than that of other professional industries, it is on an increasing trend due to the recent Japanese government initiative “Work Style Reform” and its influence on human resources.

Although the number of registered Labor and Social Security Attorneys is increasing every year, the number of companies that work with lawyers, certified public accountants, and other “super-professionals” who have the knowledge and experience to handle the highly challenging tasks required by their clients, and comprehensively handle all kinds of problems, are even fewer in number.

Our consulting services are led by Ryoji Baba, our Chief Executive Officer, Interim Chief Financial Officer, Director, a skilled and experienced Japanese Labor and Social Security Attorney and a Certified Administrative Procedures Legal Specialist. A Certified Administrative Procedures Legal Specialist is a person with national qualification who can file government licenses and permits, draft documents, and provide legal advice around such interactions as well as assist foreign nationals in all aspects of their lives in Japan, including residence, naturalization, study abroad, employment, marriage, and setting up a business. Mr. Baba specializes in various social insurance systems and administrative laws, with knowledge of Labor Laws in Japan. We believe that not all consultants have the advantage of a legal expert in labor laws as we do and are not capable of handling complicated labor problems as we can. This is the reason why we have been able to maintain a steady high conversion rate, compensation, and continuation rate.

Competition within industry and increase of new entrants are high.
Threat of new entrants (The future Business Starting Labor and Social Security Attorney)
Increase in number of competitors (Increase in the number of offices and qualified personnel)
Companies solving HR issues using HR x IT are emerging
Negotiating abilities of sellers
Introduction of system is necessary for practical execution, but sellers' side influence is limited at the moment due to fierce competition on the service provider side.
Competition within the Labor and Social Security Attorney industry
Appearance of offices that distinguish themselves from existing offices (IT utilization, industry and business specialization, etc.)
Increase in the number of offices organizing (increase in the number of corporations)
Specialized issues are solved through web searches, and barriers are low for entry of other industry players and insourcing.
Threat of substitutes (Entry into other industries)
Trend toward insourcing due to rapid growth of cloud services
Trend toward outsourcing payroll to BPO companies
Realized problems are solved through web searches
Competitiveness of buyers (SMEs)
In cases where commercialization has not been achieved, the companies tend to be obedience and productivity is reduced (tends to be a fixed-price of all-you-can-eat system).
Carry out comparisons and competitive quotations.
Many choices for companies x Reduced productivity due to fixed-price system
Change in the number of offices by employee scale (Labor and Social Security Attorney office)
less than 5
5~10
over 10
2009
83.5%
14.1%
2.3%
2012
82.6%
14.5%
2.8%
2014
81.9%
15.0%
3.0%
(omission)
New offices
Avoiding the risk coming from entry of attorneys
Own com-pany
Payroll procedures-related
Labor consultants
Com-petitors
Creation of distinguishing factors is required.
Influence by entry of other industry players and insourcing
Existing offices

Osteopathic Services

In the Japanese healthcare industry, there are many competitors in the form of relaxation salons such as Medirom, Riraku, and Raffine, and other stretching salons such as Dr Stretch, and gym facilities such as Anytime Fitness that keep people fit and healthy. In regard to osteopathic clinics, while there are osteopathic clinic groups with multiple store operations, such as K’s Group, GENKIDO, and Honegori, we believe we are one of the osteopathic clinic groups in Kyushu that have operated more than 20 clinics in more than 30 years.

With respect to the competitive advantage we have, we are a highly recognized osteopathic clinic in Kyushu. First of all, there are 267 nationally certified professionals who passed the 2023 National Qualification Examination for employment in Kyushu, and we have hired 27 nationally certified professionals. While the labor market for judo therapists in Kyusyu area is highly competitive considering 4,996 osteopathic clinics in Kyusyu in 2022, we have successfully hired 10.1% of those who passed the exam in 2023. In the Kanto area, there were 871 successful applicants in 2023. Given the 10.1% hiring rate, we can aim to obtain nearly 88 people, which would accelerate the opening of new clinics.

We also have a much larger number of insurance claims per year as compared to other companies. In 2021, the number of annual insurance claims per clinic was approximately 3,445 in our Company compared to 1,134 in other companies in Kyusyu area. Using data for the single month of March 2025, average monthly insurance claims per clinic were 322.4 in our Company compared to 217.7 in other companies (LIGUA Inc., April 30, 2025 ). We believe that one of the reasons for this difference is because of our recognition gained through our activities. Sakai Seikotsuin has been receiving requests by municipalities, communities, schools, and club teams to provide relief teams and lectures at conventions for over 35 years. We have two purposes: (1) to educate the public about health and (2) marketing. In our lecture activities, we give lectures to a wide range of audiences on requested topics, from exercises that can be done at home for the elderly, to injury prevention and diet for athletes, and first aid for heat stroke and injuries for sports club managers and coaches. We believe that through these activities, we have gained recognition so that people come to our clinic when they suffer from pain or injuries in their daily lives.

In addition, the management philosophy of our osteopathic clinics is distinctive as it is based on the perspectives of medical care and labor services. Our osteopathic therapists strive to (1) provide the best medical services through integrated medicine of the East and the West, (2) endlessly pursue the spirit and skill to cure illness, and (3) continue to feel appreciated every day as a medical worker. With regard to (1), the philosophy is that the most important thing is to save “one life” by connecting not only Oriental medicine but also Western medicine to perform inspections and treatments in case a client’s complaint of pain suggests an urgent condition (such as the possibility of a malignant tumor or an infection). As for (2), even in case that each client has the same symptom, the content of the symptom is different, since the client’s pain is also related to the mental aspect. For this reason, it is important not to offer the same kind of treatment or service, but to deal with the pain according to each individual client’s lifestyle, work environment, and the sports in which they are engaged, even if the pain is the same symptoms. We believe that it is important to train our therapists not only to improve their techniques on a daily basis, but also to grow mentally so that they can take care of the mental aspect of their clients. The philosophy (3) is that this treatment industry is the only industry in which clients with their “insurance card” bow their heads and show their gratitude when they leave. Even if our staff are called “doctors,” we hope that our staff will always be grateful to the clients and business partners who visit our office.

Another distinctive feature is in our innovative service. Conventional relaxation and osteopathic clinics treat pain and chronic symptoms, but we have a “medical-care partnership system” that allows us to detect orthopedic diseases, tumors, infections, among other symptoms. We refer patients to medical specialists in case of an emergency even for a single pain by manual inspection based on data accumulated over many years. There are still few examples practicing this system, which make us distinctive and innovative.

Besides, it is also our innovative service that we have established non-surgical treatment for difficult cases such as acute pain (fracture/dislocation/acute back pain) and sequelae (knee osteoarthritis/hip osteoarthritis/spinal canal stenosis/functional disorder after sprained ankle joint/wrist disorder/severe sprained finger/intercostal neuralgia/numbness at fingertips), for which the only option available at other medical institutions is surgery.

Regulation

Regulations Governing our Labor Consulting

In general, there are no special regulations for starting a consulting service business. However, due to the nature of labor consulting, it is desirable for Labor and Social Security Attorneys to be involved. Labor and Social Security Attorneys play an important social role as experts in labor and social insurance laws and labor management. Due to the importance of their social role, the “Labor and Social Security Attorney Act” is a law to ensure the proper performance of the duties of Labor and Social Security Attorneys. The “Labor and Social Security Attorney Act” is a law that aims to contribute to the smooth implementation of labor and social insurance laws, as well as to the sound development of businesses and the improvement of the welfare of workers, by establishing a system of Labor and Social Security Attorneys, ensuring the proper performance of their duties, and defining Labor and Social Security Attorney exams, rights and obligations, and penalties.

Labor and Social Security Attorneys are experts in labor and social insurance law. They provide the following services:

●	Assisting with the preparation and submission of documents;
●	Representing clients in labor disputes; and
●	Providing advice on labor management and labor law.

To become a Labor and Social Security Attorney in Japan, you must pass the Labor and Social Security Attorney exam and have at least two years of practical experience in labor and social insurance laws and regulations. If you do not have two years of practical experience, you can complete a secretarial designation course conducted by the Japan Federation of Labor and Social Security Attorneys Associations to qualify. Once you have passed the Labor and Social Security Attorney exam and have the required practical experience, you must register with the Japan Federation of Labor and Social Security Attorneys Associations. You will then become a member of the Labor and Social Security Attorney association in your prefecture.

To start a business as a Labor and Social Security Attorney, you must submit a “Business Start-up Notification” to the tax office in your tax jurisdiction. Once you have submitted the notification, you can start working as a Labor and Social Security Attorney. The deadline for submitting the notification is within one month of starting the business.

As for the stress check services, which is one of our services in our consulting business, it is provided in accordance with the following framework. Stress check is a stress test that has been mandatory for certain workplaces since December 2015 under Article 66-10 of the Industrial Safety and Health Act. In workplaces with 50 or more workers, all workers are required to undergo an annual test. The stress check system aims to prevent mental health problems among workers. The relevant laws and regulations for the stress check system are the Industrial Safety and Health Act, the Enforcement Ordinance of the Industrial Safety and Health Act, and the Industrial Safety and Health Regulations. These laws and regulations specify the implementation methods.

Regulations Governing our Osteopathic Clinics and Osteopathic Beauty Salons

Osteopathic clinics and osteopathic beauty salons such as ours are currently regulated by the Japanese Government under the Act on Practitioners of Massage, Acupressure, Acupuncture and Moxibustion, and etc. (Act No. 217 of 1947).

The law stipulates the qualifications for calling oneself an anma massage shiatsu practitioner or acupuncture and moxibustion practitioner, the conditions for taking the qualification examination, the specific characteristics of those who are not granted a license, restrictions, obligations and prohibitions on treatment, advertising guidelines, and the notification required for the establishment of such a practice. An “anma massage shiatsu practitioner” is a licensed therapist who helps improve health and mitigate fatigue of patients suffering from chronic muscle pain/stiffness by a method of finger-pressure massage, which would enhance blood circulation and repair spinal distortion. An “acupuncture and moxibustion practitioner” is a licensed therapist who helps patients cure chronic disease and prevent illness by a method of stimulating acupuncture points, skin and muscle, which would enhance internal body immunity.

Specifically, the law requires that a person must hold a license issued by the government for anma massage shiatsu practitioner, acupuncture and moxibustion practitioner, and includes details regarding the qualification system. The regulations also strictly prohibit the use of surgical procedures or the administration of drugs, the treatment of dislocated or broken bones without the consent of a physician, and the use of a practitioner’s skills, treatment methods, or career history in advertising. In addition, our business is obliged to register with the local government, and if we open a treatment center, we must notify the prefectural governor within 10 days of opening.

Regulations Governing our Prospective Franchises

Japan has antitrust laws that protect consumers and regulate how companies operate their businesses. Among the various Japanese antitrust laws, the seminal antitrust law is the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended) (which we refer to as the “Antimonopoly Act”). The Antimonopoly Act prohibits certain activities that inappropriately induce or mislead persons into entering into a business relationship with us through our granting of seemingly preferable trade terms and conditions that could create false impressions in relation to other franchisors we compete with.

The Japan Fair Trade Commission (which we refer to as the “JFTC”) enforces the Antimonopoly Act and other Japanese antitrust laws. The JFTC issued the “Guidelines Concerning the Franchise System Under the Antimonopoly Act” on April 24, 2002 (last amended on April 28, 2021) (which we refer to as the “Guidelines”), under which the JFTC suggests that, prior to entering into a franchise relationship, a franchisor should adequately disclose and explain material trade terms to a potential franchisee in order to prevent any misunderstanding of the material trade terms, and to prevent such potential franchisee from being misled or improperly induced into entering into such franchise relationship. Material trade terms include terms relating to the following:

●	the supply of products after the party becomes a franchisee (such as a system for recommending suppliers);

●	guidance, procedures, frequency, and cost to the franchisee relating to the business activities of the franchise;

●	nature and amount of payments to be collected when the party joins the franchise, whether the payments are refundable or may be returned, and the conditions for refunding or returning the payments;

●	royalties that the franchisee pays to the franchisor for use of trademarks and trade names and for guidance relating to management procedures, including the amount of payment, procedure for calculating payment, and the time and method of payment, of royalties;

●	loans the franchisor extends to the franchisee, including the interest rate and the mechanism and conditions of settlement;

●	compensation for any losses the business incurs, including the details of such compensation and whether there is management support from the franchisor in the event of a decline in business;

●	terms of the franchise agreement and the conditions and procedures for renewing or terminating the franchise agreement, including early termination prior to the expiration of its term; and

●	restrictions with respect to the franchisor or other franchisees of the franchise setting up an identical or similar business near the proposed business of the potential party to join the franchise, including whether there are any plans to set up additional businesses and the details of such plans.

In addition, when a franchisor markets its franchise, in the event such franchisor provides a prospective franchisee with an estimate of the revenue or profit that could possibly be generated upon becoming a franchisee, such estimated revenue or profit must be based on a reasonable method of calculation and established facts, such as the results of an existing franchise operating in a similar environment. The franchisor is required to present to the prospective franchisee such methods and facts.

Furthermore, when a franchisor markets its franchise, in the event such franchisor provides a prospective franchisee with information on business hours and temporary closures, it is desirable to provide the prospective franchisee with any information known to the franchisor at the time that may have a negative impact on the business, such as a shortage of labor or a sharp rise in labor costs during certain hours. For example, when the franchisor provides information on labor shortages, the franchisor must present facts that are grounded in the actual situation, such as job openings or the working conditions of franchise owners at existing stores in a similar environment.

If the JFTC finds any activities that violate the Antimonopoly Act, including any “deceptive customer inducement”, then the JFTC may order the offending franchisor to cease and desist from engaging in such unlawful activities, delete any applicable unlawful clauses from the franchise contract, or carry out any other measures necessary to eliminate such unlawful activities.

In the event the JFTC suspects any violation of the Antimonopoly Act or alleges that we have misled or wrongly induced any of our franchisees based upon any particular trade terms, we could be exposed to risks, including governmental action against us.

Personal Information Protection

We are subject to laws and regulations regarding privacy and protection of user data and personal information, due to our customer data collection operations in connection with our Digital Preventative Healthcare Service. The application and interpretation of these and other similar international laws and regulations regarding privacy and protection of user data and personal information is often uncertain, particularly with respect to the new and rapidly evolving industry in which we operate.

In Japan, the Act on the Protection of Personal Information (which we refer to as the “APPI”) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under the APPI, we are required to lawfully use personal information we have obtained within the purpose of use we have specified and take appropriate measures to maintain the security of such personal information. We are also restricted from providing personal information to third parties without the consent of such user. The APPI also includes regulations relating to the handling of sensitive personal data and anonymous personal data and the transfer of personal information to foreign countries. In the osteopathic clinic business, they collect personal information from patients when they fill out a questionnaire at their first visit. In the osteopathic beauty salon, they collect personal information at the time of contract. Some of the information we collect through that questionnaire or at the time of contract could fall under the category of sensitive personal data under the APPI.

Legal Proceedings

From time to time, we are involved in various claims and legal actions arising in the ordinary course of business. There are no pending legal proceedings to which we are a party or in which any director, officer or affiliate of ours, any owner of record or beneficially of more than 5% of any class of our voting securities, or security holder is a party adverse to us or has a material interest adverse to us.

C. Property, Plants and Equipment

Description of Real Property

Our corporate headquarters are located at 4-3-1, Ohashi, Minami-Ku, Fukuoka-Shi, Fukuoka, 815-0033, Japan. This head office is a company-owned building with an area of 1,149.9 square feet.

We currently directly operate 29 Sakai Seikotsuin osteopathic clinics and one Speed Kogao osteopathic beauty salon through standard tenancy agreements out of leased properties located at:

Sakai Seikotsuin osteopathic clinics

No.	Branch	Address

1	Clinic Kashii branch	2F 1-13-3 Kashiiekimae, Higashi-Ku, Fukuoka City, Fukuoka, 813-0013, Japan

2	Fukuoyama branch	1-11-5 Tajimechou, Fukuyama City, Saga, 849-0111, Japan

3	Tenmonkan Branch	1F 1-15 Nakamachi Kagoshima City, Kagoshima, 892-0827, Japan

4	Arao Branch	630-1 Hattanda, Haramanda, Arao City, Kumamoto, 864-0001, Japan

5	Nagamine Branch	1-6-5 Nagamine-minami, Higashi-Ku, Kumamoto City, Kumamoto, 861-8039, Japan

6	Miyaki branch	1074-3 Ohji-Shirokabe, Miyakicho, Miyaki-Gun, Saga, 849-0111, Japan

7	Kashii branch	1-13-3 Kashiiekimae, Higashi-Ku, Fukuoka City, Fukuoka, 813-0013, Japan

8	Chikushino branch	4-1-1 Hikarigaoka, Chikushino City, Fukuoka, 818-0036, Japan

9	Haebaru branch	2F 264 Aza Miyahira, Haebaru-cho, Shimajiri-gun, Okinawa, 901-1104, Japan

10	Hamanomachi branch	1F MAX Building, 3-12 Hamacho, Nagasaki City, Nagasaki, 850-0853, Japan

11	Mitoma branch	4-2-31 Mitoma, Higashi-Ku, Fukuoka City, Fukuoka, 811-0201, Japan

12	AEONTOWN Kumamoto Tasaki branch	2F AEONTOWN, 380 Aza-Shimoyose, Tasakimachi, Nishi-Ku, Kumamoto City, Kumamoto, 860-0058, Japan

13	Ogori branch	118-1 Koitai, Ogohri City, Fukuoka, 838-0143

14	Kurume branch	2-34 Shirominamimachi, Kurume City, Fukuoka, 830-0022, Japan

15	Nagazumi branch	3-21-25 Nishinagazumi, Minami-Ku, Fukuoka City, Fukuoka, 811-1361, Japan

16	Ohashi branch	4-3-1 Ohashi, Minami-Ku, Fukuoka City, Fukuoka, 815-0033, Japan

17	Satsumasendai branch	2855-1 Nakafukuracho, Satsumasendai City, Kagoshima, 895-0042, Japan

18	Mizumaki branch	3-7 Higuchi, Mizumaki-machi, Onga-Gun, Fukuoka, 807-0002, Japan

19	Munakata branch	13-4 Sakae-machi, Munakata City, Fukuoka, 811-4173, Japan

20	Ijiri branch	4-1-38 Ijiri, Minami-Ku, Fukuoka City, Fukuoka, 811-1302, Japan

21	Taihaku Dohri branch	4-3-102 Gokushocho, Hakata-Ku, Fukuoka City, Fukuoka, 812-0037, Japan

22	Shime branch	4-1-16-203 Minamizato, Shime-machi, Kasuya-Gun, Fukuoka, 811-2207, Japan

23	FOLEO Hakata branch	1-14-46 Higashinaka, Hakata-Ku, Fukuoka City, Fukuoka, 812,0892, Japan

24	Mukaino branch	101 2-11-1 Mukaino, Minami-Ku, Fukuoka City, Fukuoka, 815-0035, Japan

25	Nodame branch	2F 1-14-33, Mukaishinmachi, Minami-Ku, Fukuoka City, Fukuoka, 811-1345, Japan

26	Meinohama branch	102 4-22-5 Meinohama, Nishi-Ku, Fukuoka City, Fukuoka, 819-0002, Japan

27	Nagao branch	1F 1-8-8, Nagao, Jyonan-ku, Fukuoka City, Fukuoka, 814-0123, Japan

28	Muromi branch	103 Urbeinn Muromi, 1-5-9 Muromi, Sawara-ku, Fukuoka-shi, Fukuoka, 814-0015, Japan

29	Kurume Araki branch	1982-5 Araki, Arakimachi, Kurume City, Fukuoka, 830-0063, Japan

Speed Kogao osteopathic beauty salons

No.	Branch	Address

1	Shibuya	2F Hanabishi Bldg., 2-16-7 Dougenzaka, Shibuya-ku, Tokyo, 150-0043, Japan

We lease premises for the foregoing 29 clinics and one salon, ranging in terms of 2 to 15 years, with monthly lease rates ranging from $958 (¥150,000) to $5,046 (¥790,365).

We believe that our facilities are suitable to meet our current needs.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis summarize the significant factors affecting our operating results, financial condition, liquidity, and cash flows for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The forward-looking statements contained herein are based on management’s judgment, assumptions made by management and information currently available to it. Actual results could differ materially from those discussed or implied in the forward-looking statements as a result of various factors, including those described below and elsewhere in this annual report, particularly in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Business Overview

Our primary mission is to improve and restore physical and mental health diminished by work related stress through our consulting and health services. We believe that work-induced stress is a serious and growing problem as profits over people dominate all sectors of contemporary business culture.

We are engaged in two primary businesses in Japan:

(1)

Consulting Services. We provide labor and corporate consulting services to foster constructive employment relationships between companies and their employees. More specifically, we provide consulting services to labor unions as well as to companies wishing to build constructive relationships with labor unions. We provide consulting services to (i) labor unions to increase their membership rate, (ii) companies to support the practice of whistleblowing and stress checks, and (iii) both companies and labor unions to resolve disputes in a constructive manner.

(2)	Health Services. As of December 31, 2025, we provide health services through 29 osteopathic clinics and one osteopathic beauty salon to alleviate physical ailments primarily created by work related stress. We directly operate all of our clinics and salons (no clinics or salons are franchised as of the date of this annual report).

For the fiscal years ended December 31, 2025, 2024 and 2023, we generated revenues of $9,335,591 (83% attributable to health services and 17% attributable to consulting services); $11,576,848 (73% attributable to health services and 27% attributable to consulting services) and $10,963,365 (87% attributable to health services and 13% attributable to consulting services), respectively, we reported net income of $119,394; $1,332,399; and $770,571, respectively, and cash flow from operating activities of $863,925; $802,386; and $388,989, respectively. As stated in the consolidated financial statements, as of December 31, 2025, we had retained earnings of $1,746,993.

The following table provides revenue summary for the periods indicated:

		Years ended
		December 31,
(In thousands)	2025	2024	2023
Consulting Services	$1,557	$3,132	$1,439
Health services	7,779	8,444	9,524
	$9,336	$11,576	$10,963

As of December 31, 2025, the osteopathic clinics and osteopathic beauty salon have 29 locations and one location, respectively, across Japan, located within the country’s major cities.

Key Financial Definitions

Revenue. Revenue consists of the following items: revenue from consulting services and health services (directly-operated osteopathic clinics and osteopathic beauty salons).

Cost of Revenue. The total cost of delivering services to customers consists of the following items: cost of goods sold, salon operating cost, salaries for therapists, legal and welfare expenses, provision for paid annual leave, travelling expenses, salon rent, depreciation and amortization and others.

Operating expenses. Operating expenses includes the costs to sell and deliver services and the costs to manage the Company as follows: directors’ compensations, salaries and allowances, bonuses, legal welfare expenses, provision for paid annual leave, recruiting expenses, travel expenses, advertising expenses, rent, taxes and duties, commission fees, compensations, depreciation and amortization, provision for doubtful accounts, and others.

Non-U.S. GAAP Measures

To supplement its financial data presented on a basis consistent with U.S. GAAP, this annual report contains certain non-GAAP financial measures, including EBITDA. We have included these non-GAAP financial measures because they are financial measures used by management to evaluate our core operating performance and trends, to make strategic decisions regarding the allocation of capital and new investments. These measures exclude certain expenses that are required under U.S. GAAP. We exclude these items because they are non-recurring or non-cash expenses that are determined based in part on our underlying performance.

EBITDA. We define EBITDA as net income (loss), adjusted to exclude: (i) interest income and expense, (ii) income tax expense, and (iii) depreciation and amortization. Management considers EBITDA to be a measurement of performance which provides useful information to both management and investors. EBITDA should not be considered an alternative to net income or other measurements under U.S. GAAP. EBITDA is not calculated identically by all companies and, therefore, our measurements of EBITDA may not be comparable to similarly titled measures reported by other companies.

We use EBITDA to enhance our understanding of our operating performance, which represents our views concerning our performance in the ordinary, ongoing and customary course of our operations. We historically have found it helpful, and believe that investors have found it helpful, to consider an operating measure that excludes certain expenses relating to transactions not reflective of our core operations. Our management believes the measurement of these amounts can vary considerably from period to period and depend substantially on factors that are not direct consequences of our performance and are not within the management’s control. Therefore, our management believes that excluding these expenses facilitates comparisons of our operational results and financial performances in different periods, as well as comparisons against similarly determined non-GAAP financial measures of comparable companies.

The information about our operating performance provided by this financial measure is used by our management for a variety of purposes. We regularly communicate EBITDA results to our board of directors and we discuss with the board our interpretation of such results. We also compare our EBITDA performance against internal targets as a key factor in evaluating our periodic operating performance at consolidated level, largely because we believe that this measure is indicative of how the fundamental business is performing and is being managed.

EBITDA Margin. EBITDA margin is calculated by dividing EBITDA for a period by total revenue for the same period.

Note Regarding Non-GAAP Financial Measures

EBITDA and EBITDA Margin are not financial measures presented in accordance with U.S. GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing its financial performance and results of operations as our board of directors and management use EBITDA and EBITDA Margin to assess its financial performance, because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. Net income/loss is the U.S. GAAP measure most directly comparable to EBITDA and EBITDA Margin. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable U.S. GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. These non-GAAP financial measures are not required to be uniformly applied, are not audited and should not be considered in isolation or as substitutes for results prepared in accordance with U.S. GAAP. Because EBITDA and EBITDA Margin may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

Key Performance Indicators

In assessing the performance of our business, we consider several key performance indicators used by management. We receive monthly performance reports from our consulting services business and the clinics and salons which include key performance indicators as set forth below. We believe these indicators provide us with useful data with which to measure our performance and to measure the performance of our consulting services business and our clinics and salons.

The key performance indicators for our consulting services business include:

●

Referenceable Customers. Maintaining positive customer references is critical to the success of our consulting service business. Not only does this result in repeat business from satisfied customers, but these customers are also a great tool for prospecting new clients for us. In particular, we have a strong relationship with CEO/CFO or the other executive level employees of each customer. In addition, these upper management level employees know the potential customer’s management each other, and most often introduce new customers (“Referenceable Customer”) within their network to us.

We had 11, 24 and 10 referenceable customers for the years ended December 31, 2023, 2024 and 2025, respectively.

The key performance indicators for our clinics and salons include:

●	Number of Clinics and Salons with Data. The number of clinics and salons for which comparable financial and customer data is available.

●	Total Customers Served. The number of customers serviced at clinics and salons (other than clinics and salons in which our point-of-sale system is not installed and therefore, comparative financial and customer data is not available).

●	Sales Per Customer. The ratio of total clinics and salons sales to number of treated customers at clinics and salons (other than a few clinics and salons for which comparative financial and customer data is not available).

●	Repeat Ratio. The ratio of repeat customer visits to total customer visits in the applicable month or other stated period for all clinics and salons for which comparable financial and customer data is available.

As of the dates indicated, the number of our directly-operated osteopathic clinics and osteopathic beauty salons are as follows:

	Years Ended December 31,
	2025	2024	2023
Company directly-operated osteopathic clinics	29	28	28
Company directly-operated osteopathic beauty salons	1	2	6

The following table and charts set forth our monthly key performance indicators from January 1, 2023 to December 31, 2025, as realized for company directly-operated clinics and salons with data:

Osteopathic clinics

	Number of Clinics with Data	Total Customers Served	Sales Per Customer (USD)	Sales Per Customer (JPY)	Repeat Ratio
January 2023	26	35,100	$19.1	¥2,683	84.8%
February 2023	26	36,579	$18.2	¥2,565	84.1%
March 2023	26	40,921	$18.1	¥2,539	86.1%
April 2023	26	38,160	$18.8	¥2,643	85.9%
May 2023	27	39,686	$18.2	¥2,562	86.0%
June 2023	27	40,758	$17.6	¥2,476	85.5%
July 2023	27	39,213	$17.8	¥2,505	85.1%
August 2023	27	36,823	$17.7	¥2,496	84.4%
September 2023	28	40,338	$17.6	¥2,482	85.0%
October 2023	28	40,933	$18.5	¥2,609	85.1%
November 2023	28	38,955	$18.3	¥2,580	84.9%
December 2023	28	38,380	$17.4	¥2,442	86.7%
January 2024	28	35,538	$16.5	¥2,513	85.0%
February 2024	28	36,777	$15.9	¥2,428	85.1%
March 2024	28	39,093	$16.9	¥2,569	85.7%
April 2024	28	39,852	$16.5	¥2,512	85.9%
May 2024	28	41,397	$17.7	¥2,694	85.5%
June 2024	28	39,507	$16.2	¥2,464	84.8%
July 2024	27	41,401	$16.8	¥2,544	86.9%
August 2024	27	36,726	$15.6	¥2,362	84.6%
September 2024	27	39,583	$16.6	¥2,511	86.5%
October 2024	27	42,939	$16.8	¥2,546	86.7%
November 2024	27	40,512	$16.7	¥2,534	86.3%
December 2024	28	38,411	$16.6	¥2,515	86.1%
January 2025	28	33,951	$18.2	¥2,716	84.2%
February 2025	28	34,506	$17.7	¥2,655	83.5%
March 2025	28	38,228	$17.7	¥2,655	84.3%
April 2025	28	38,356	$17.9	¥2,673	84.3%
May 2025	28	38,802	$17.9	¥2,681	85.1%
June 2025	28	38,125	$18.4	¥2,759	84.8%
July 2025	28	39,558	$17.9	¥2,674	85.6%
August 2025	28	34,609	$18.9	¥2,823	82.6%
September 2025	28	38,339	$17.9	¥2,684	84.2%
October 2025	28	39,825	$18.2	¥2,721	85.1%
November 2025	28	35,800	$18.8	¥2,814	82.7%
December 2025	29	37,583	$18.7	¥2,804	85.9%

Osteopathic Beauty Salons

	Number of Salons with Data	Total Customers Served	Sales Per Customer (USD)	Sales Per Customer (JPY)	Repeat Ratio
January 2023	6	2,559	$37.3	¥5,248	9.8%
February 2023	6	2,546	$48.7	¥6,854	5.2%
March 2023	6	3,062	$25.7	¥3,618	6.6%
April 2023	6	2,743	$28.6	¥4,025	6.2%
May 2023	6	2,682	$33.7	¥4,745	5.0%
June 2023	6	2,395	$31.4	¥4,417	3.5%
July 2023	6	2,292	$42.4	¥5,966	4.6%
August 2023	6	2,078	$35.4	¥4,976	3.7%
September 2023	6	1,897	$33.8	¥4,759	4.1%
October 2023	6	1,640	$28.6	¥4,019	3.6%
November 2023	6	1,487	$44.2	¥6,224	5.5%
December 2023	6	1,264	$55.8	¥7,856	6.2%
January 2024	5	1081	$62.5	¥9,526	8.3%
February 2024	5	911	$34.8	¥5,301	8.2%
March 2024	5	1,035	$60.7	¥9,249	5.5%
April 2024	4	854	$75.9	¥11,570	5.3%
May 2024	3	718	$79.1	¥12,045	7.9%
June 2024	3	660	$73.8	¥11,239	11.7%
July 2024	3	604	$50.9	¥7,728	13.4%
August 2024	2	355	$91.6	¥13,890	1.9%
September 2024	2	321	$77.9	¥11,820	6.3%
October 2024	2	274	$74.0	¥11,229	4.9%
November 2024	2	231	$39.9	¥6,050	2.9%
December 2024	2	225	$73.8	¥11,195	11.3%
January 2025	2	234	$69.4	¥10,386	9.9%
February 2025	2	187	$107.5	¥16,078	14.0%
March 2025	2	184	$83.5	¥12,486	7.4%
April 2025	2	198	$73.1	¥10,942	8.2%
May 2025	2	206	$73.2	¥10,945	5.6%
June 2025	1	188	$62.1	¥9,296	10.3%
July 2025	1	202	$82.4	¥12,323	19.2%
August 2025	1	225	$70.5	¥10,550	16.1%
September 2025	1	181	$106.5	¥15,938	23.4%
October 2025	1	184	$46.1	¥6,900	19.5%
November 2025	1	193	$65.8	¥9,849	17.6%
December 2025	1	145	$88.2	¥13,203	15.9%

Factors Impacting our Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the global economy, general market conditions, customer preference, and the competitive environment.

Our revenues, operating results and financial performance are impacted by a multitude of factors, including, but not limited to:

Business Environment. According to the report by Yano Economic Research Institutes in 2024, the osteopathic, the osteopathic market continues to see industry consolidation in Japan and notable category entrants from low-price, high turnover service providers, athletic and personal training services, and body stretching. We anticipate that market share will be further transferred to the category leaders in the industry, as smaller, private operators sell their businesses for retirement and/or market competition reasons. We believe that we stand to benefit from these industry trends.

Our Achievements. To date, we have not engaged in price competition, which we believe will damage the reputation of our industry in the long run. The increase in revenue per customer is due to providing quality services. The year over year comparison between the years ended December 31, 2025 and 2024 for osteopathic clinics shows that our average revenue per customer had increased by 8.2%, from ¥2,549 ($17.7) to ¥2,722 ($18.2). The year over year comparison between the years ended December 31, 2024 and 2023 for osteopathic clinics shows that our average revenue per customer had decreased by 1.3%, from ¥2,549 ($17.7) to ¥2,516 ($16.6.).

In the future, we may raise the prices of our services over time to keep up with increases in minimum wage and to maintain an appropriate margin. Our repeat ratio was 85.9% in December 2025; 86.1% in December 2024; and 86.7% in December 2023. During the fiscal year ended December 31, 2025, (i) the annual average number of visits is 22.5 times per customer (i.e., the aggregate number of annual visits of 447,682 divided by medical records of 19,892) and (ii) the number of unique customers who visited our clinic only once (i.e., one-off customers) and were not repeat customers is 2,195. During the fiscal year ended December 31, 2024, (i) the annual average number of visits is 23.2 times per customer (i.e., the aggregate number of annual visits of 471,735 divided by medical records of 20,363) and (ii) the number of unique customers who visited our clinic only once (i.e., one-off customers) and were not repeat customers is 1,998. During the fiscal year ended December 31, 2023, (i) the annual average number of visits is 22.1 times per customer (i.e., the aggregate number of annual visits of 457,376 divided by medical records of 20,738 and (ii) the number of unique customers who visited our clinic only once (i.e., one-off customers) and were not repeat customers is 1,571. As of the year ended December 31, 2025, there were 29 directly operated clinics and one directly operated salon, respectively. During the year ended December 31, 2025, we closed one osteopathic beauty salon and opened one osteopathic clinic. Total customers served was 37,583 in December 2025; 38,411 in December 2024; and 38,380 in December 2023.

As of December 31, 2025, our beauty salons have a repeat customer rate of 15.9%. During the fiscal year ended December 31, 2025, (i) the period average number of visits is 1.8 times per customer (i.e., the aggregate number of annual visits of 1,859 divided by medical records of 1,049) and (ii) the number of unique customers who visited our beauty salons only once (i.e., one-off customers) and were not repeat customers is 860. During the fiscal year ended December 31, 2024, (i) the period average number of visits is 2.1 times per customer (i.e., the aggregate number of annual visits of 6,159 divided by medical records of 2,949) and (ii) the number of unique customers who visited our beauty salons only once (i.e., one-off customers) and were not repeat customers is 2,299. During the fiscal year ended December 31, 2023, (i) the period average number of visits is 5.5 times per customer (i.e., the aggregate number of annual visits of 26,635 divided by medical records of 4,827) and (ii) the number of unique customers who visited our beauty salons only once (i.e., one-off customers) and were not repeat customers is 3,061.

Segment Reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

We manage our business primarily on a service basis in Japan. Our reportable segments consist of (1) consulting services and (2) health services. In consulting services, we provide consulting services to both labor unions and companies to enable constructive resolution of labor issues. In the health segment, we have two health services, osteopathic clinics and osteopathic beauty salons.

As of the year ended December 31, 2025, there were 29 directly operated clinics and one directly operated salon, respectively. During the year ended December 31, 2025, we closed one osteopathic beauty salon and opened one osteopathic clinic.

We measures the results of our segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations. From time to time, we revise the measurement of each segment’s operating income, including any corporate overhead allocations, as determined by the information regularly.

The following table shows information by reportable segment for 2025, 2024 and 2023, including the reconciliation to loss before income tax:

	Consulting services	Health services	Corporate and support	Consolidated
Fiscal year ended December 31, 2025
Revenues	$1,556,856	$7,778,735	$-	$9,335,591
Cost of revenues and operating expenses	1,062,656	6,997,530	2,030,813	10,090,998
Income (loss) from operation	$494,200	$781,205	$(2,030,813)	$(755,407)

Total other income (expenses), net				290,038
Loss before income tax provision				$(465,369)

	Consulting services	Health services	Corporate and support	Consolidated
Fiscal year ended December 31, 2024
Revenues	$3,132,533	$8,444,315	$-	$11,576,848
Cost of revenues and operating expenses	1,011,171	7,345,055	1,359,687	9,715,913
Income (loss) from operation	$2,121,362	$1,099,260	$(1,359,687)	$1,860,935

Total other income (expenses), net				82,488
Loss before income tax provision				$1,943,423

	Consulting services	Health services	Corporate and support	Consolidated
Fiscal year ended December 31, 2023
Revenues	$1,439,315	$9,524,050	$-	$10,963,365
Cost of revenues and operating expenses	186,956	8,834,514	636,694	9,658,164
Income (loss) from operation	$1,252,359	$689,536	$(636,694)	$1,305,201

Total other income (expenses), net				81,722
Loss before income tax provision				$1,386,923

The health services have the two operations, osteopathic clinics and osteopathic beauty salons:

	Osteopathic clinics	Osteopathic beauty salons	Health services
Fiscal year ended December 31, 2025
Revenues	$7,490,307	$288,428	$7,778,735
Cost of revenues and operating expenses	6,681,736	315,794	6,997,530
Income (loss) from operation	$808,571	$(27,366)	$781,205

	Osteopathic clinics	Osteopathic beauty salons	Health services
Fiscal year ended December 31, 2024
Revenues	$7,826,794	$617,521	$8,444,315
Cost of revenues and operating expenses	6,485,114	859,941	7,345,055
Income (loss) from operation	$1,341,680	$(242,420)	$1,099,260

	Osteopathic clinics	Osteopathic beauty salons	Health services
Fiscal year ended December 31, 2023
Revenues	$8,314,802	$1,209,248	$9,524,050
Cost of revenues and operating expenses	7,221,931	1,612,583	8,834,514
Income (loss) from operation	$1,092,871	$(403,335)	$689,536

Our revenues are presented net of consumption tax collected on behalf of governments. We have elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e. sales commissions, with amortization periods of one year or less to be recorded in selling, general and administrative expenses when incurred. No asset information is provided for reportable operating segments, as these specified amounts are not included in the measure of segment profit or loss reviewed by our chief operating decision maker.

A. Operating Results

Comparison of the Results for the Years Ended December 31, 2025 and 2024

(in thousands, except change % data and EBITDA margin)

Consolidated Statement of Income	Year ended December 31,		Change (2025 vs 2024)
Information:	2025($)	2024($)	Amount	%
Revenues:
Consulting Services	$1,556	$3,132	$(1,575)	(50)%
Osteopathic Clinics	7,490	7,826	(336)	(4)%
Osteopathic Beauty Salons	288	617	(329)	(53)%
Total revenue	9,335	11,576	(2,241)	(19)%

Cost and expenses	10,090	9,715	375	4%
Operating income	$(755)	$1,860	$(2,616)	(141)%
Other income (expenses):
Other income	353	159	194	122%
Interest income	4	0	3	1,231%
Interest expense	(68)	(77)	9	(12)%
Total other income (expenses)	290	82	207	252%
Income tax (benefit) expense	(584)	611	(1.195)	(196)%
Net (loss) income	$119	$1,332	$(1,123)	(91)%
EBITDA(1)	$64	$2,489	(2,425)	(97)%
EBITDA margin(2)	0.7%	21.5%

(1) For a reconciliation of EBITDA to net income (loss), the most comparable U.S. GAAP measure, see the following table.

Reconciliation of non-GAAP measures:	Year ended December 31,
(in thousands, except EBITDA margin)	2025	2024
Net income	$119	$1,332
Interest expense	68	77
Income tax expense	(585)	611
Depreciation and amortization	461	469
EBITDA	$64	$2,489
EBITDA margin(2)	0.7%	21.5%

(2) EBITDA margin is calculated by dividing EBITDA for a period by total revenue for the same period.

Revenues

(In thousands)	Year ended December 31,
	2025	2024	Change
Consulting Services	$1,556	$3,132	$(1,575)

Osteopathic Clinics	7,490	7,826	(336)

Osteopathic Beauty Salons	288	617	(329)
	$9,335	$11,576	$(2,241)

Cost and expenses

(in thousands)	Year ended December 31,		Change (2025 vs
	2025($)	2024($)	2024)
Cost of revenue	$6,849	$7,119	$(269)
General and administrative	2,295	1,654	641
Payroll expense	865	833	31
Rent and lease	65	88	(24)
Depreciation and amortization	15	20	(5)
Total	$10,091	$9,716	$375

Cost of revenue

Cost of revenues, for the year ended December 31, 2025, was $6,849,639 compared to $7,119,245 for the year in 2024. The decrease in cost of revenues by $269,606 or 4% was mainly due to a decrease in outsourcing fees paid to external service providers.

Operating expenses

The operating expenses increased by 25% from $2,596,668 for the year ended December 31, 2024 to $3,241,359 for the same period in 2025, mainly due to an increase in outsourcing fees paid to external service providers.

Interest Expense

Interest expenses decreased 12% from $77,274 for the year ended December 31, 2024 to $68,011 for the same period in 2025, mainly due to a decrease in the balance of long-term debts.

Other Income

The other income increased 122% from $159,440 for the year ended December 31, 2024 to $353,764 for the same period in 2025, mainly due to an increase in government subsidies.

Income Tax Expense

Income tax benefit for the year ended December 31, 2025 was $584,763, compared to income tax expense of $611,024 for the year ended December 31, 2024. The change of $1,195,787 was mainly due to a loss before income taxes in 2025 and the recognition of deferred tax assets related to net operating loss carryforwards. The effective tax rate was 125.65% and 31.44% for the years ended December 31, 2025 and 2024, respectively. The effective tax rate for 2025 was primarily impacted by the tax effect of losses before income taxes and permanent differences.

Net Income and EBITDA

As a result of the foregoing, we reported net income of $119,394 for the year ended December 31, 2025, representing a decrease of $1,213,005 or 91% from net income of $ 1,332,399 for the year ended December 31, 2024. EBITDA, for the year ended December 31, 2025, was $ 64,096 compared to $ 2,489,996 for the same period in 2024. The decrease of $2,425,900 or 97% was mainly due to lower operating income in 2025 compared to 2024.

Comparison of the Results for the Years Ended December 31, 2024 and 2023

(in thousands, except change % data and EBITDA margin)

Consolidated Statement of Income	Year ended December 31,		Change (2024 vs 2023)
Information:	2024($)	2023($)	Amount	%
Revenues:
Consulting Services	$3,132	$1,439	$1,693	118%
Osteopathic Clinics	7,826	8,315	(488)	(6)%
Osteopathic Beauty Salons	617	1,209	(591)	(49)%
Total revenue	11,576	10,963	613	6%

Cost and expenses	9,715	9,658	57	1%
Operating income	$1,860	$1,305	$555	43%
Other income (expenses):
Other income	159	162	(2)	(2)%
Interest income	0	13	(12)	(97)%
Interest expense	(77)	(93)	15	(17)%
Total other income (expenses)	82	82	0	1%
Income tax (benefit) expense	611	616	(5)	(1)%
Net (loss) income	$1,332	$771	$561	73%
EBITDA(1)	$2,489	$1,813	676	37%
EBITDA margin(2)	21.5%	16.5%

(1) For a reconciliation of EBITDA to net income (loss), the most comparable U.S. GAAP measure, see the following table.

Reconciliation of non-GAAP measures:	Year ended December 31,
(in thousands, except EBITDA margin)	2024	2023
Net income	$1,332	$771
Interest expense	77	93
Income tax expense	611	616
Depreciation and amortization	469	334
EBITDA	$2,489	$1,813
EBITDA margin(2)	21.5%	16.5%

(2) EBITDA margin is calculated by dividing EBITDA for a period by total revenue for the same period.

Revenues

(In thousands)	Year ended December 31,
	2024	2023	Change
Consulting Services	$3,132	$1,439	$1,693

Osteopathic Clinics	7,826	8,315	(488)

Osteopathic Beauty Salons	617	1,209	(591)
	$11,576	$10,963	$613

Cost and expenses

(in thousands)	Year ended December 31,		Change (2023 vs
	2024($)	2023($)	2022)
Cost of revenue	$7,119	$7,248	$(129)
General and administrative	1,654	1,695	(41)
Payroll expense	833	605	228
Rent and lease	88	69	17
Depreciation and amortization	20	39	(20)
Total	$9,716	$9,658	$57

Cost of revenue

Cost of revenues, for the year ended December 31, 2024, was $7,119,245 compared to $7,248,298 for the year in 2023. The decrease in cost of revenues by $129,053 or 2% was mainly due to decrease in administrative labor costs for the year ended December 31, 2024, compared to the same period in 2023, which was caused by introduction of reservation system for Osteopathic clinics.

Operating expenses

The operating expenses increased by 8% from $2,409,866 for the year ended December 31, 2023 to $2,596,668 for the same period in 2024, mainly due to currency translation. Operating expenses in the Japanese yen increased by approximately 16% due to an increase in payroll expenses and general and administrative expenses during the year ended December 31, 2024, compared to the same period in 2023, while offset by a decrease of 8% in operating expenses due to the effect of the change in currency translation between those two periods.

Interest Expense

Interest expenses decreased 17% from $92,930 for the year ended December 31, 2023 to $77,274 for the same period in 2024, mainly due to a decrease of the balance of long-term debts.

Other Income

The other income decreased 2% from $161,890 for the year ended December 31, 2023 to $159,440 for the same period in 2024, mainly due to an increase in government subsidies.

Income Tax Expense

Income tax expense for the year ended December 31, 2024, was $611,024, compared to income tax benefit of $616,352 for the same period in 2023. The decrease in income tax expense by $5,328 or 1% was mainly due to the decrease of income from operations. The effective tax rate was 31.44% and 44.44% for the year ended December 31, 2024 and 2023, respectively. We recognized and deferred impairment loss subject to Japanese Tax law in 2022, and recognized amortization in 2023. In addition, we recalculated the amount of net operating loss in 2023. As a result, the effective tax rate decreased 13%.

Net Income and EBITDA

As a result of the foregoing, we reported net income of $1,332,399 for the year ended December 31, 2024, representing an increase of $561,828 or 73% from net income of $770,571 for the year ended December 31, 2023. EBITDA, for the year ended December 31, 2024, was $ 2,489,996 compared to $ 1,813,436 for the same period in 2023. The increase by $675,560 or 37% was mainly due to the increase of net income for the year ended December 31, 2024 compared to 2023.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2025 and 2024, we had cash of $ 6,158,462 and $2,605,275, respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations, and, when needed, with borrowings from Japanese financial institutions. Our principal uses for liquidity have been to fund development of new clinics, acquisitions of beauty salons, development of new software for new business and/or internal use, our daily operations, working capital and debt service. We expect that our cash and cash equivalents will be sufficient to fund our operating expenses, capital expenditure requirements and debt service obligations through early 2026 and that we would require additional capital in the future. Management believes it will be able to raise capital in the short-term through consulting services and the sales of osteopathic clinics. We may also consider obtaining additional financing through the issuance of our common shares or through other equity or debt financings, and we may also look into refinancing our existing debt obligations. However, there are no assurances that we will be successful. In addition, management is actively pursuing restoring profitability of our osteopathic beauty salon business.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,		Change
(in thousands)	2025	2024	(2025 vs 2024)
Net income (loss) attributable to shareholders	$119	$1,332	$(1,213)
Net cash provided by operating activities	864	802	62
Net cash provided by (used in) investing activities	(175)	(121	(54)
Net cash provided by (used in) financing activities	3,137	(2,430)	5,567
Exchange rate changes on cash	(273)	(422)	150
Net change of cash during the period	3,553	(2,170)	5,724
Cash at beginning of period	2,605	4,775	(2,170)
Cash at end of period	$6,158	$2,605	$3,553

Operating Activities

During the year ended December 31, 2025, net cash provided by operating activities of $863,925 was mainly the result of a net income of $119,394 increased by adding back stock-based compensation expense of $537,000, impairment loss of $364,944, non-cash lease expenses of $760,691, depreciation and amortization expenses of $461,454, a change in accounts receivable of $1,864,069, reduced by accounts payable and accrued liabilities of $1,089,757, deferred income taxes of $587,250, operating lease liabilities of $788,617, and income tax payable of $419,696. During the year ended December 31, 2024, net cash provided by operating activities of $802,386 was mainly the result of a net income of $1,332,399 increased by adding back non-cash lease expenses of $703,033, depreciation and amortization expenses of $469,299, a change in deferred income taxes of $5,321 and accounts payable and accrued liabilities of $1,047,769, reduced by accounts receivable of $1,889,196, a change in operating lease liabilities of $991,251, and contract liabilities of $97,105.

Investing Activities

During the year ended December 31, 2025, net cash used in investing activities of $175,441 was mainly the result of purchase of property and equipment of $175,441. During the year ended December 31, 2024, net cash used in investing activities of $121,243 was mainly the result of purchase of property and equipment of $123,243.

Financing Activities

During the year ended December 31, 2025, net cash provided by financing activities of $3,137,333 was the result of proceeds from the issuance of common stock in connection with the initial public offering of $4,372,570, proceeds from short-term debt of $334,198, and proceeds from the exercise of stock acquisition rights of $1,915, partially offset by repayments of long-term debt of $1,347,593, payments for finance leases of $36,354, and payments of deferred offering costs of $187,403. During the year ended December 31, 2024, net cash used in financing activities of $2,429,687 was the result of repayments of long-term debt of $640,007 and payments for finance leases of $59,979 and repayments of short-term debt of $1,318,460.

Bank and Other Borrowings

As of December 31, 2025, we had 18 business loans outstanding from five Japanese financial institutions including The Nishi-Nippon City Bank, Ltd., Kagoshima Bank, Ltd., Juhachi-Shinwa Bank, Ltd., Bank of Fukuoka., LTD. and Shoko Chukin Bank, Ltd. The balance on the outstanding loans as of December 31, 2025 was $3.5 million (¥548 million), with interest rates ranging from 0.85% to 1.70%, and a weighted average interest rate of 1.3%. The loans mature at various dates through 2035. Junichi Watanabe, our CEO of Sakai Seikotsuin Nishi Co., Ltd., and Masataka Sakai, our Director of Sakai Seikotsuin Nishi Co., Ltd., are the guarantors with respect to such 8 outstanding loans.

In addition, we have a fundamental funding and treasury policy of (i) maintaining a balanced ratio of debt to equity, and (ii) aligning our repayment of loans with our cash flow from business. Our primary use of funds from our loans is capital expenditures on newly opened osteopathic clinics. Therefore, we have sought debt financing with longer than three-year terms and equal monthly repayment amounts of principal and interest in order to align our debt repayment schedule with our cash flow from our salon business operations. In order to avoid interest rate risk during the terms of the loans, we try to borrow money with fixed interest rates, and do not enter into hedging arrangements. Since our primary business operations are in Japan, our borrowings have been made to date only in Japanese yen with Japanese financial institutions.

Long-term borrowings as of December 31, 2025, 2024 and 2023 are as follow:

	December 31,
(in thousands)	2025	2024	2023
Long-term borrowings	$3,127	$3,775	$5,626
Current portion of long-term borrowings	687	1,274	685
Unsecured bank loans (Due through 2025 with weighted average interest rates of 1.3%, 1.2% and 1.1% as of December 31, 2025, 2024 and 2023, respectively)	$3,501	$4,108	$5,266

Cash Commitments from Contractual and Other Obligations

Payments of contractual obligations and commitments will require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments and financial obligations for various aspects of our operations. The following table sets forth the amount of our contractual obligations as of December 31, 2025.

	Payments due by period: 2025
(In thousands)	Total	Less than 1 year	1-5 years	More than 5 years
Debt obligations	$3,820	$688	$2,306	$827
Operating lease obligations	5,159	696	2,306	2,157
Total	$8,981	$1,383	$4,612	$2,984

Contractual Obligations

Lease Agreements

As of December 31, 2025, we had operating lease liabilities of $4,890,848, consisting of a current portion of $650,061 and a non-current portion of $4,240,787. These leases primarily relate to our osteopathic clinics and osteopathic beauty salons in Japan. The leases have remaining terms of up to approximately 15 years, with a weighted-average remaining lease term of 9.16 years. We also had finance lease liabilities of $68,814 as of December 31, 2025, consisting of a current portion of $29,292 and a non-current portion of $39,522. Future minimum lease payments are disclosed in Note 9 to our consolidated financial statements.

Long-Term Debt

As of December 31, 2025, we had total long-term debt outstanding of $3,815,683, consisting of $687,685 classified as current and $3,127,998 classified as non-current on our consolidated balance sheet. The outstanding indebtedness includes fixed-rate bank loans bearing interest at rates ranging from 0.85% to 1.30% with maturities from 2026 to 2035, variable-rate bank loans bearing interest at rates ranging from 0.90% to 1.70% with maturities from 2027 to 2033, and a secured corporate bond bearing interest at 1.45% maturing in 2028. Future principal payments are disclosed in Note 8 to our consolidated financial statements.

Off-Balance Sheet Arrangements (Off-Balance Sheet Transactions)

There are no off-balance sheet arrangements as of December 31, 2025, 2024 and 2023.

C. Research and Development, Patents and Licenses

We do not engage in material research and development activities. Our business does not depend on any material patents or proprietary technology. We rely primarily on our operational expertise, brand recognition and management know-how in providing labor consulting services and operating osteopathic clinics and beauty salons.

D. Trend Information

Trend Information

We are focused on growing our consulting services business and improving efficiency in our health services business. Our results may continue to be affected by the timing and size of consulting engagements, including the timing of revenue recognition under larger contracts, customer demand and repeat customer levels at our clinics, and labor availability, labor costs, and inflationary pressures in Japan. We expect to continue incurring additional costs associated with operating as a Nasdaq-listed public company and enhancing our internal control and reporting functions. Although our liquidity improved following our initial public offering in August 2025, our future performance may depend in part on revenue growth, cost management, and our ability to fund operations and business initiatives.

Other than as disclosed in the consolidated financial statements, we are not aware of any other trends, uncertainties, demands, commitments or events for the years ended December 31, 2023, 2024 and 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Significant Accounting Policies and Critical Accounting Estimates

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), which require management to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We believe our most critical accounting policies and estimates relate to the following:

●	Indefinite-Lived Intangible Assets
●	Business Acquisition
●	Revenue Recognition
●	Incremental borrowing rate for Right of Use Assets
●	Income taxes

While our estimates and assumptions are based on our knowledge of current events and on actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. For a discussion of our significant accounting policies, refer to Note 2 of Notes to Consolidated Financial Statements.

Indefinite-Lived Intangible Assets

Impairment tests for indefinite-lived intangible assets must be performed at least annually, or more frequently if events or circumstances indicate that an asset may be impaired. We perform impairment tests using various valuation methodologies, including discounted cash flow models and a market approach, to determine the fair value of the indefinite-lived intangible asset or the reporting unit, as applicable. The ability to accurately predict future cash flows may impact the determination of fair value. When performing these impairment tests, we estimate the fair values of the assets using management’s best assumptions, which we believe are consistent with those a market participant would use. The estimates and assumptions used in these tests are evaluated and updated as appropriate.

For indefinite-lived intangible assets, other than goodwill, if the carrying amount exceeds the fair value, an impairment charge is recognized in an amount equal to that excess. We have the option to perform a qualitative assessment of indefinite-lived intangible assets, other than goodwill, rather than completing the impairment test. We must assess whether it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If we conclude that this is the case, it must perform the impairment testing described above.

The impairment of goodwill impairment test requires significant judgment in determining the fair value of the reporting unit. In particular, the fair value estimate was sensitive to significant assumptions that require judgment, including revenue growth rates, operating expenses as a percentage of revenue that affect the amount and timing of future cash flows, and estimating a discount rate, which are affected by factors such as general market conditions and recent operating performance.

Business Acquisition

The determination of fair values involves the use of significant judgments and estimates. The judgments used to determine the estimated fair value assigned to assets acquired and liabilities assumed, and non-controlling interest, as well as the expected future cash flows and related discount rate, can materially impact our consolidated financial statements. Significant inputs and assumptions used for the model included the amount and timing of expected future cash flows and discount rate. We utilize the assistance of third-party valuation appraisers to determine the fair value of non-controlling interest as of the date of acquisition.

Revenue Recognition

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Our performance obligation generally consists of the promise to provide services in our directly operated clinics and salon and from our labor and corporate consulting services. We recognize revenue for our single performance obligation related to in-store at the point at which the service has been performed or the control of the merchandise has passed to the customer. We recognize revenue form general labor and corporate consulting services over the period of the contract by reference to progress toward complete satisfaction of that performance obligation. All of our performance obligations under the terms of contracts with our customers have an original duration of one year or less. In addition to general labor and corporate consulting services, we provide customized consulting services aimed at assisting customers in achieving contractually defined goals. These services are compensated through performance-based fees, contingent upon the achievement of specific predetermined measures. We recognize performance-based fees only when they are confirmed and fixed.

Incremental borrowing rate for Right of Use Assets

As our operating leases typically do not provide an implicit rate, we estimate our incremental borrowing rate. The assessment of our incremental borrowing rate involves judgment regarding the cost of borrowing funds on a collateralized basis over a similar term and in a similar economic environment.

Income Taxes

Income taxes are accounted for using an asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

We follow ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Under the provisions of ASC Topic 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Executive Officers, Directors, and Corporate Auditors

The following table sets forth the names, ages and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this annual report. The business address of all of persons identified below is 4-3-1, Ohashi, Minami-Ku, Fukuoka-Shi, Fukuoka, 815-0033, Japan.

Name	Age	Positions Held
Officers and Directors
Ryoji Baba	47	Chief Executive Officer (CEO), Interim Chief Financial Officer (CFO) and Director

Yusuke Hirata	44	Chief Accounting Officer and Director

Ferdinand Groenewald	41	Independent Director

Sanshiro Shimamura*	46	Corporate Auditor (full-time)

Kensuke Okabe*	43	Corporate Auditor

Hideki Nakamura*	41	Corporate Auditor

*Members of our statutory Board of Corporate Auditors are not members of our board of directors.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.

Executive Officers and Directors

Ryoji Baba

Mr. Baba has been the Chief Executive Officer and a director of rYojbaba Co., Ltd., a Japanese corporation, since March 2022. Since September 16, 2025, Mr. Baba has also served as Interim Chief Financial Officer of rYojbaba Co., Ltd. Since April 2023, he has also served as an advisor of OneGoal Law Firm, a Cambodian government-accredited law firm. Since April 2019, Mr. Baba has also served as the Chief Executive Officer of Global HR Technology, Inc., a Japanese corporation. Since August 2018, Mr. Baba has served as a director of Last One Mile Co., Ltd., a telecommunications service sales company, which is listed on the Tokyo Stock Exchange. He was certified as a Labor and Social Security Attorney and Certified Administrative Procedures Legal Specialist in 2002 and a Certified Administrative Procedures Legal Specialist in 2006. He received a bachelor’s degree in Engineering from Nihon University in 2003.

Yusuke Hirata

Mr. Hirata has been the Chief Accounting Officer and a member of the board of directors of rYojbaba Co., Ltd. since March 2024. Since October 2023, Mr. Hirata has been responsible for the accounting department at rYojbaba Co., Ltd. From December 2007 to October 2022, Mr. Hirata served as an auditor at Ernst & Young ShinNijon LLC. From October 2014 to March 2016, Mr. Hirata was transferred to Ernst & Young New York Office, where he audited NYSE listed companies. He received a master’s degree in Accounting from Waseda University in 2007 and a bachelor’s degree in Economics from Waseda University in 2004. Mr. Hirata has been a U.S. Certified Public Accountant since 2022 and a Japanese Certified Public Accountant of Japan since 2007.

Corporate Auditors

Sanshiro Shimamura

Mr. Shimamura has served as Corporate Auditor of rYojbaba Co., Ltd since March 2024. He joined rYojbaba Co., Ltd., previously known as Sakai Enterprise Co., Ltd. in 2015. In 2006, he joined Sakai Seikotsuin Nishi Co., Ltd. He graduated from Fukuoka College of Medical Health and Sports in 2005.

Kensuke Okabe

Mr. Okabe has served as Corporate Auditor of rYojbaba Co., Ltd. since March 2024. Mr. Okabe served as Chief Financial Officer and Secretary of AERWINS Technologies Inc. since June 15, 2022. From March 2008 through June 2022, Mr. Okabe served as a certified public accountant at Ernst & Young ShinNihon LLC. Mr. Okabe was seconded to the International Accounting Standards Board as a technical fellow from April 2019 to March 2021 and the Accounting Standards Board of Japan from July 2017 to March 2019. Before joining Ernst & Young ShinNihon LLC., Mr. Okabe worked for Yamaha Corporation. Mr. Okabe graduated with a bachelor’s degree in Economics from University of Tokyo.

Hideki Nakamura

Mr. Nakamura has served as Corporate Auditor of rYojbaba Co., Ltd since March 2024. He served as Representative Director of Partners-Dining Co., Ltd. from August 2015 to January 2021. From February 2013, he served as Representative Director of Happyakuyacho Co., Ltd, which was dissolved by the merger with Sublime Co., Ltd. in June 2019. He served as Representative Director of RH Corporation Co., Ltd. from April 2011 to March 2021. He has served as director of GYRO HOLDINGS Co., Ltd., formerly known as Sublime Co., Ltd. Sublime Co., Ltd. from June 2005. He graduated with a bachelor’s degree in Economics and Business from Seikei University in 2004.

Independent Director

Ferdinand Groenewald

Ferdinand Groenewald has served as an independent director of rYojbaba Co., Ltd. since August 14, 2025. Since July 31, 2022, Mr. Groenewald has served in several capacities at the CFO Squad which provides outsourced accounting and consulting services. From January 2, 2022 to July 31, 2022, Mr. Groenewald had served as the Chief Accounting Officer of Muscle Maker, Inc., a Nasdaq listed company. From September 2018 to January 2, 2022, Mr. Groenewald served as the Chief Financial Officer of Muscle Maker, Inc. From January 25, 2018 through May 29, 2018, Mr. Groenewald served as the Vice President of Finance, Principal Financial Officer and Principal Accounting Officer of Muscle Maker, Inc., Muscle Maker Development, LLC and Muscle Maker Corp., LLC. In addition, from October 2017 through May 29, 2018, he served as the controller of Muscle Maker, Inc. Mr. Groenewald is a certified public accountant with significant experience in finance and accounting. From July 2018 through August 2018, he served as senior financial reporting accountant of Wrinkle Gardner & Company, a full-service tax, accounting and business consulting firm. From February 2017 to October 2017, Mr. Groenewald served as Senior Financial Accounting Consultant at Pharos Advisors, Inc. serving a broad range of industries. From November 2013 to February 2017, he served as a Senior Staff Accountant at Financial Consulting Strategies, LLC where he provided a broad range of accounting, financial reporting, and pre-auditing services to various industries. From August 2015 to December 2015, Mr. Groenewald served as a Financial Reporting Analyst at Valley National Bank. Mr. Groenewald holds a Bachelor of Science in accounting from the University of South Africa. Mr. Groenewald is a Certified Public Account. Mr. Groenewald serves as a member of the Board of Directors of HeartCore Enterprises, Inc., a publicly reporting company that is listed on the Nasdaq Capital Market, since January 24, 2022. Mr. Groenewald also serves as a member of the Board of Directors of SYLA Technologies Co., Ltd., a publicly reporting company that is listed on the Nasdaq Capital Market, since December 1, 2022.

The board of directors believes that Mr. Groenewald is qualified to serve as a director based upon his extensive experience serving on Nasdaq listed companies and his expertise with accounting and financial matters.

Family Relationships

There are no family relationships among our directors and executive officers.

B. Compensation

Compensation of our Executive Officers, Directors and Corporate Auditors

Remuneration to our executive officers is comprised of base compensation. In the fiscal year ended December 31, 2025, we paid an aggregate of approximately $481,251 to our executive officers, namely Messrs. Ryoji Baba, Satoshi Saito (former CFO), and Yusuke Hirata. In the fiscal year ended December 31, 2024, we paid an aggregate of approximately $219,218 to our executive officers, namely Messrs. Ryoji Baba, Satoshi Saito, and Yusuke Hirata. In the fiscal year ended December 31, 2023, we paid an aggregate of approximately $145,000 to our executive officers, namely Mr. Ryoji Baba and Satoshi Saito. We did not grant any stock options or warrants to employees and did not provide discretionary bonuses during the fiscal years ended December 31, 2025, 2024 and 2023. We have not set aside pension, retirement, or other benefits for our executive officers.

In accordance with the Companies Act and our articles of incorporation, the amount of compensation for our directors and corporate auditors is decided by first setting the maximum amount of total compensation for all of our directors and corporate auditors through a resolution adopted by our shareholders at a shareholders meeting. The representative director authorized by our board of directors and our board of directors then decide on the amount of compensation for each director based on certain criteria established by us, and the amount of compensation for each corporate auditor is decided through discussions among the corporate auditors.

The amount of compensation for executive officers, excluding directors, is determined by the board of directors.

The following table summarizes the total amount of remuneration paid to our directors and corporate auditors in year ended December 31, 2025, including by the type of remuneration and the number of persons in each category.

(except stock options and number of persons in category) Category of directors and corporate auditors	Total amount of remuneration	Base compensation	Number of persons in category
Directors(1)	$481,251	$481,251	3
Outside corporate auditors(2)	$96,250	$96,250	3
Independent Director	$11,508	$11,508	1

(1) Consist of Messrs. Ryoji Baba, Satoshi Saito (former CFO), and Yusuke Hirata. The renumeration paid to Messrs. Ryoji Baba, Satoshi Saito, and Yusuke Hirata was for serving in their capacity as executive officers. No additional renumeration was paid to Messrs. Ryoji Baba, Satoshi Saito and Yusuke Hirata for serving in their capacity as directors. Satoshi Saito resigned as Chief Financial Officer on September 16, 2025.

(2) Consist of Messrs. Sanshiro Shimamura, Kensuke Okabe and Hideki Nakamura.

Independent Director Agreement - Ferdinand Groenewald

We entered into an Independent Director Agreement with Ferdinand Groenwald on August 14, 2025. Pursuant to the terms of his Independent Director Agreement, Mr. Groenewald will be paid the sum of $30,000 annually for director’s service, to be paid $2,500 per month, payable within five business days of the end of each month, and with such amount for any partial calendar month being appropriately prorated.

During the term of the agreement, we will reimburse Mr. Groenewald for all reasonable out-of-pocket expenses incurred by Mr. Groenewald in attending any in-person meetings, provided that he complies with our generally applicable policies, practices and procedures for submission of expense reports, receipts or similar documentation of such expenses. Any reimbursements for allocated expenses (as compared to out-of-pocket expenses of the applicable director in excess of $500) must be approved in advance by us.

The agreement contains customary confidentiality provisions, and customary provisions related to our ownership of intellectual property conceived or made by Mr. Groenewald in connection with the performance of his duties under the agreement (i.e., a “work-made-for-hire” provision).

The agreement provides that, during the term (which continues as long as he is serving as our director), he will be entitled to indemnification and insurance coverage for officers’ liability, fiduciary liability and other liabilities arising out of Mr. Groenewald’s position with us in any capacity, in an amount not less than the highest amount available to any other director, and such coverage and protections, with respect to the various liabilities as to which Mr. Groenewald has been customarily indemnified prior to termination of employment, shall continue for at least six years following the end of the term. Any indemnification agreement entered into between us and Mr. Groenewald will continue in full force and effect in accordance with its terms following the termination of this agreement.

The agreement contains customary representations and warranties by Mr. Groenewald, relating to the agreement, and contains other customary miscellaneous provisions relating to waivers, assignments, third party rights, survival of provisions following termination, severability, notices, waiver of jury trials and other provisions.

The agreement is governed by and construed and enforced in accordance with the laws of Japan, and for all purposes shall be construed in accordance with the laws of Japan.

Stock Acquisition Right

From 2022 through December 31, 2025, we granted stock acquisition rights for the purchase of our common shares approved by our shareholders one time as shown in the table below. As of the date of this annual report, all of the stock acquisition right have been exercised.

Issue name	Issue Date	Expiration date	Exercise price (Per share)	Common shares (Grant Number)
Batch 1 (1)	3/19/2024	3/18/2034	$0.01	300,000

(1)	On March 3, 2024, we allotted 300,000 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with our initial public offering under grants authorized by our shareholders and directors in substitution for the Second Warrant executed as of January 12, 2024 between us and HeartCore. The stock acquisition right was exercised for 300,000 common shares on November 30, 2025 at an exercise price of ¥1($0.01) per common share.

C. Board Practices

Corporate Governance Practices

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600, the requirement in Nasdaq Rule 5250(b)(3) to disclose third party director and nominee compensation, the requirement in Nasdaq Rule 5250(d) to distribute annual and interim reports, and the requirement in Nasdaq Rule 5610 to adopt a code of ethics. Of particular note, the following rules under Nasdaq Rule 5600 are exempt from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors.

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act.

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive and directors (subject to the maximum aggregate compensation amount resolved by our shareholders meetings), and other compensation related matters. Likewise, our corporate auditors discuss and determine compensation of each corporate auditor (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) without involvement of our board of directors.

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors (in the cases of corporate auditors, consent of board of corporate auditors is required) and oversee our corporate governance practices.

●	Nasdaq Rule 5620(c) provides a one-third quorum requirement applicable to shareholder meetings. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation a quorum of not less than one-third or more of the total number of voting rights is required in connection with the election of directors, corporate auditors and certain other matters.

We intend to avail ourselves of these exemptions. More specifically, we will not have a compensation committee or a nominating and corporate governance committee. Therefore, for as long as we remain a “foreign private issuer,” we will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. If at any time we cease to be a “foreign private issuer” under the rules of the Nasdaq, we intend to avail ourselves of the “controlled company” exception to the rules of the Nasdaq.

The “controlled company” exception to the rules of the Nasdaq provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company,” need not comply with certain requirements of the corporate governance rules of the Nasdaq. As of the date of this annual report, Mr. Baba controls approximately 69.47% of the voting power of our outstanding shares. Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq. Under the Nasdaq rules, a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company) may elect not to comply with certain the Nasdaq corporate governance requirements.

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements: (1) that a majority of our board of directors consist of independent directors; (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of the Nasdaq and cease to be a “controlled company” and our common shares continue to be listed on the Nasdaq, our board of directors will take all action necessary to comply with the corporate governance rules of the Nasdaq, including, but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every three months. Under the Companies Act and our articles of incorporation, we shall have no less than three and no more than seven directors on our board of directors. Our board of directors is currently comprised of three directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our affairs and represent us in accordance with the resolutions of our board of directors. Our board of directors may appoint from among its members a chairman, a president or one or more deputy presidents, senior managing directors, or managing directors.

Under our current corporate structure, the Companies Act does not require our board of directors to have any independent directors. Our board of directors is currently comprised of three directors— Ryoji Baba and Yusuke Hirata, who are considered non-independent and Ferdinand Groenewald, who is considered independent, as determined in accordance with the Nasdaq rules, and also satisfy the requirements for an outside (or independent) director under the Companies Act.

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for not more than five corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of our objectives or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to us, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and, in the case of audit reports related to financial statements, our independent auditors each year, and submit such audit reports to a relevant director. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent us in: (i) any litigation between us and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to us; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to us. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify our incorporation, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Differences in Corporate Governance from Nasdaq Capital Market Listing Rules

Companies listed on the Nasdaq Capital Market must comply with certain standards regarding corporate governance under Rule 5605 of the Nasdaq Listing Rules. However, listed companies that are foreign private issuers, such as we will be, are permitted to follow home country practice in lieu of certain provisions of Rule 5605 of the Nasdaq Listing Rules.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Rule 5605 of the Nasdaq Listing Rules and those followed by rYojbaba.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by rYojbaba

1. A Nasdaq-listed U.S. company must have a majority of directors meeting the independence requirements under Rule 5605(a)(2) of the Nasdaq Listing Rules.

For Japanese companies, including rYojbaba, which employ a corporate governance system based on a board of corporate auditors (the board of corporate auditor system), the Companies Act has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the members of the board of corporate auditors, who are separate from rYojbaba’s management.

All members of the board of corporate auditors must meet certain independence requirements under the Companies Act.

For Japanese companies with a board of corporate auditors, including rYojbaba, at least half of the members of such board must be “outside” corporate auditors. Such “outside” corporate auditors of the board of corporate auditors must meet additional independence requirements under the Companies Act. An “outside” corporate auditor of the board of corporate auditors means a member of the board of corporate auditors who, among other things, (i) has not been a director or employee, including a manager, of rYojbaba or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors, (ii) (in case of a person who has formerly served as a member of the board of corporate auditors of rYojbaba or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors) has not been a director or employee, including a manager, of rYojbaba or any of its subsidiaries within 10 years prior to assuming such former position of a member of the board of corporate auditors and (iii) is not currently spouse or relative within two degrees of a director or important employee, including a manager, of rYojbaba.

As of December 31, 2025, rYojbaba had three members of the board of corporate auditors, two of whom were “outside” members of the board of corporate auditors.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by rYojbaba

2. A Nasdaq-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

rYojbaba employs the board of corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by rYojbaba’s independent auditors and on such independent auditors’ audit reports, for the protection of rYojbaba’s shareholders.

As of December 31, 2025, rYojbaba had three members of the board of corporate auditors. Each member of the board of corporate auditors serves a four-year term of office. In contrast, the term of office of each director of rYojbaba is two years.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, rYojbaba relies on an exemption under that rule which is available to foreign private issuers with board of corporate auditors meeting certain requirements.

3. A Nasdaq-listed U.S. company must have a nominating/corporate governance committee composed of entirely independent directors and the compensation committee must have at least two members.	rYojbaba’s directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon. The members of the board of corporate auditors are also elected at a general meeting of shareholders of rYojbaba. A proposal by rYojbaba’s board of directors to elect a member to the board of corporate auditors must be approved by a resolution of its board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that rYojbaba’s directors submit a proposal for election of a member of the board of corporate auditors to a general meeting of shareholders. The members of the board of corporate auditors have the right to state their opinions concerning election of a member of the board of corporate auditors at the general meeting of shareholders.

Corporate Governance Practices Followed by Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by rYojbaba

4. A Nasdaq-listed U.S. company must have a compensation committee composed entirely of independent directors and the compensation committee must have at least three members. Compensation committee members must satisfy the additional independence requirements under Rule 5605(d)(2)(A) of the Nasdaq Listing Rules.

A compensation committee must also have authority to retain or obtain the advice compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.

The total amount of compensation for rYojbaba’s directors and the total amount of compensation for the members of the rYojbaba’s board of corporate auditors are proposed to, and voted upon by, a general meeting of shareholders. Once the proposal for each of such total amount of compensation is approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocates the respective total amount among its respective members.

There are no procedural or disclosure requirements with respect to the use of compensation to consultants, independent legal counsel or other advisors.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors has a standing risk management committee. In particular, our risk management committee is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity and data protection, and our board of corporate auditors is responsible for overseeing and evaluating our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our board of corporate auditors also reviews legal, regulatory and compliance matters that could have a significant impact on our financial statements. While each standing committee of our board of directors will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Code of Business Conduct

Our board of directors has adopted a written code of business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents

Limitation of Liability of Directors and Corporate Auditors

In accordance with our articles of incorporation, and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with our corporate auditors, to limit their liability to us for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided, that, the amount of such limited liability is the amount stipulated in applicable laws and regulations, whichever is higher. We have entered into limitation of liability agreements with our outside corporate auditors.

Our articles of incorporation include limitation of liability provisions for independent directors and corporate auditors, pursuant to which our board of directors can authorize us to exempt the independent directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable laws and regulations, including Article 426, Paragraph 1 of the Companies Act.

D. Employees

Employees

As of December 31, 2025, we had a total of 128 full-time employees and 185 part-time employees. None of the employees are members of a labor union. Labor-management relations are good.

E. Share ownership

For information regarding the share ownership of our directors and executive officers, please see “Item 7.A. Major Shareholders.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares, as of December 31, 2025, by:

●	each of our named executive officers, directors, and corporate auditors;

●	all of our named executive officers, directors, and corporate auditors as a group; and

●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our common shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, except as otherwise set forth in the footnotes to the table. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power.

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) as of December 31, 2025, based on 11,550,000 common shares outstanding, which are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o rYojbaba Co., Ltd., 4-3-1, Ohashi, Minami-Ku, Fukuoka-Shi, Fukuoka, 815-0033, Japan.

	Common Shares Beneficially Owned (1)
Name of Beneficial Owner	Shares	Percentage
Named Executive Officers, Directors, and Corporate Auditors:
Ryoji Baba (2)	8,024,000	69.47%
Yusuke Hirata	114,000	* %
Ferdinand Groenewald	-	-%
Sanshiro Shimamura	94,000	* %
Kensuke Okabe	31,000	* %
Hideki Nakamura	103,000	* %
All named executive officers, directors, and corporate auditors as a group (six persons)	8,366,000	72.43%
5% or more Shareholders:
Miracle Exploration Technologies Ltd. (2)	3,211,000	27.80%
Satoshi Saito	640,000	5.54%

* Represents less than 1% of the number of common shares outstanding.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2) Represents: (i) 4,813,000 common shares directly beneficially owned by Ryoji Baba; and (ii) 3,211,000 common shares held by Miracle Exploration Technologies Ltd., which is 100% owned by Ryoji Baba, our Chief Executive Officer, Interim Chief Financial Officer and Director. As Ryoji Baba has sole voting and dispositive power over these common shares, thus is deemed to be the beneficial owner of these common shares.

B. Related Party Transactions

Please refer to Part III. NOTE 18, RELATED PARTY TRANSACTIONS for more information.

Family Relationships

There are no family relationships among our directors and executive officers.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 of this annual report.

B. Significant Changes

See Note 16 to the Consolidated Financial Statements in Item 18 for disclosure of events subsequent to year end and prior to the date of filing.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our common shares began trading on the Nasdaq Capital Market on August 14, 2025, under the symbol “RYOJ.” Prior to that date, there was no public trading market for our common shares.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9.A. Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Incorporation of rYojbaba Co., Ltd.

The information set forth in Exhibit 1.1 to this annual report is incorporated herein by reference.

C. Material Contracts

Loans

During the period from January 1, 2023 through December 31, 2025, we entered into various loans with banks and financial institutions for working capital purpose.

Leases

During the period from January 1, 2023 through December 31, 2025, we entered into various lease agreements.

D. Exchange Controls

The Foreign Exchange and Foreign Trade Act and related regulations (which we refer to as “FEFTA”) regulate certain transactions involving a “Non-Resident of Japan” or a “Foreign Investor”, including “inward direct investments” by Foreign Investors, and payments from Japan to foreign countries or by residents of Japan to Non-Residents of Japan.

“Non-Residents of Japan” are defined as individuals who are not residents in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as Non-Residents of Japan, and branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.

“Foreign Investors” are defined as:

●	individuals who are Non-Residents of Japan;
●	entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;
●	companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;
●	partnerships engaging in investment activities and investment limited partnerships (including partnerships formed under the laws of foreign countries) which satisfy one of the following conditions:
●	50% or more of contributions to the partnership were made by (i) individuals who are Non-Residents of Japan, (ii) entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iii) companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iv) entities a majority of whose officers, or officers having the power of representation, are individuals who are Non-Residents of Japan, or (v) partnerships a majority of whose executive partners fall within items (i) through (iv) above;
●	a majority of the executive partners of the partnership are (A) any persons or entities who fall within items (i) through (v) above, (B) any partnerships to which 50% or more of contribution were made by persons or entities who fall within items (i) through (v) above, or (C) limited partnerships a majority of whose executive partners fall within Non-Residents of Japan, persons or entities who fall within (A) or (B), or any officers of entities which fall within (A) or (B); and
●	entities, a majority of whose officers are individuals who are Non-Residents of Japan.

Under FEFTA, among other triggering events, a Foreign Investor who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired amount of shares, if such Japanese company engages any business in certain industries related to the national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility service. Additionally, due to today’s growing awareness of cybersecurity, the recent amendment to FEFTA expanded the scope of the prior filing requirement, broadly covering industries related to data processing businesses and information and communication technologies service. Since our operations could potentially involve the processing of data by collecting, processing, and retaining customers’ health information, direct acquisition of our common shares by a Foreign Investor could be subject to the prior filing requirement under FEFTA.

A Foreign Investor wishing to acquire or hold our common shares directly will be required to make a prior filing with the relevant government authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities. Without such clearance, the Foreign Investor will not be permitted to acquire or hold our common shares directly. Once clearance is obtained, the Foreign Investor may acquire shares in the amount and during the period indicated in the filing. While the standard waiting period to obtain clearance is 30 days, the waiting period could be expedited to two weeks, at the discretion of the applicable governmental authorities, depending on the level of potential impact to national security.

In addition to the prior filing requirement above, when a Foreign Investor who completed a prior filing and received clearance has acquired shares in accordance with the filed information, such Foreign Investor will be required to make a post-acquisition notice filing to report the completed purchase. Such post-acquisition notice filing must be made no later than 45 days after the acquisition of the shares.

However, the above prior filing and post-acquisition notice filing related thereto may be in principle exempted if (i) the Foreign Investor or its related persons do not assume the office of our director or corporate auditor, (ii) the Foreign Investor does not propose the transfer or abolition of the business in the designated industry at our shareholders meeting, and (iii) the Foreign Investor does not have access to non-public technical information related to the business in the designated industry. In such case, a post-investment report must be made no later than 45 days after the acquisition of the shares.

Under FEFTA, in each case where a resident of Japan receives a single payment of more than JPY30 million from a Non-Resident of Japan for a transfer of shares in a Japanese company, such resident of Japan is required to report each receipt of payment to the Minister of Finance of Japan.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our common shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any local, state, foreign, including Japan, or other taxing jurisdiction.

Taxation in Japan

Generally, a non-resident of Japan or non-Japanese entity (which we refer to as a “Non-Resident Holder”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of common shares and subject to the same tax treatment as sale of our common shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (which we refer to as the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or entity, unless the recipient of the dividend has a “permanent establishment” in Japan, and the common shares with respect to which such dividends are paid are effectively connected with such “permanent establishment”, are generally subject to a withholding tax at rate of: (i) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (ii) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (which we refer to collectively as the “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Republic of Singapore. Japan’s income tax treaties with Australia, Belgium, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by our Company on shares, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding taxpayers need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (which we refer to as “Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (which we refer to as “Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

Taking this Withholding Tax Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) apply, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax). The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Currently, the tax rate under the applicable tax treaty is lower than that under the domestic tax law and thus the treaty override treatment applies. As such, the tax rate under the Treaty applies for most holders of shares who are U.S. residents or entities. In the case where the treaty rate is applicable, no Surtax is imposed, but in order to enjoy the lower treaty rate, the taxpayer must file a treaty application in advance with the Japanese National Tax Agency through our Company. Gains derived from the sale outside Japan of a Japanese corporation’s shares by Non-Resident Holders, or from the sale of a Japanese corporation’s shares within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese entity not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is an investor who is a qualified U.S. resident eligible for benefit of the Treaty. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired a Japanese corporation’s shares as a distributee, legatee, or donee.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares by a U.S. holder (as defined below) that acquires our common shares. This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire common shares.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code (the “U.S. Treasury Regulations”), the income tax treaty between Japan and the United States (the “Treaty”), published rulings of the U.S. Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. We have not requested a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below and, as a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the common shares or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person under the Code.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the common shares, the U.S. federal income tax consequences to such partnership and its partners of the ownership and disposition of the common shares generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of the common shares.

This discussion applies only to a U.S. holder that holds common shares as “capital assets” under the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

●	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;

●	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

●	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;

●	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;

●	own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

●	acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services;

●	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);

●	are required to accelerate the recognition of any item of gross income with respect to the common shares as a result of such income being recognized on an applicable financial statement;

●	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;

●	hold the common shares in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

●	are former U.S. citizens or former long-term residents of the United States.

Each U.S. holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our common shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our Company, is classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raised in our initial public offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status depends, in part, on the amount of cash that we raised in our initial public offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the expected market price of the common shares in the initial public offering, a decrease in the market price of our common shares may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold the common shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such common shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. We believe we were not a PFIC in prior taxable year 2024 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2024.

The discussion below under “-Distributions on the Common Shares” and “-Sale or Other Disposition of the Common Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that generally would apply if we are treated as a PFIC are discussed below under “-Passive Foreign Investment Company Rules.”

Distributions on the Common Shares

The gross amount of any distributions paid on our common shares will generally be included in the gross income of a U.S. holder as dividend income on the date actually or constructively received by the U.S. holder, in the case of common shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed on the basis of U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Dividends received on our common shares generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the common shares on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met. For this purpose, common shares listed on the Nasdaq will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our common shares.

For U.S. foreign tax credit purposes, dividends paid on our common shares generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Japanese income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Japanese income taxes withheld from dividends on the common shares, at a rate not exceeding any reduced rate pursuant to the Treaty, will be creditable against the U.S. holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, regardless of whether the Japanese yen are converted into U.S. dollars. If the Japanese yen received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Sale or Other Disposition of the Common Shares

A U.S. holder will recognize gain or loss on the sale or other disposition of a common share equal to the difference between the amount realized for the common share and the holder’s tax basis in the common share. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such common share was more than one year as of the date of the sale or other disposition. Long-term capital gain recognized by a non-corporate U.S. holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations. Any gain or loss recognized will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. holder may not be able to use the foreign tax credit arising from any Japanese tax imposed on the disposition of the common share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which you hold our common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a mark-to-market election as discussed below. Distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax calculated as an interest charge on the resulting tax deemed deferred with respect to each such other taxable year at the rates generally applicable to underpayments of tax payable in those years.

If we are a PFIC for any taxable year during which a U.S. holder holds our common shares and any of our subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our common shares, provided such common shares are treated as “marketable stock.” The common shares generally will be treated as marketable stock if the common shares are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury Regulations. Our common shares will be marketable stock as long as they remain listed on Nasdaq, which is a qualified exchange for this purpose, and are regularly traded. We anticipate that our common shares should qualify as being regularly traded but no assurances can be given in this regard.

If a U.S. holder makes a valid mark-to-market election with respect to the common shares, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of common shares held at the end of the taxable year over the adjusted tax basis of such common shares and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the common shares over the fair market value of such common shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the common shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of our common shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the general PFIC rules described above with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We have not determined whether, if we were to be classified as a PFIC for a taxable year, we will provide information necessary for a U.S. holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares.

If a U.S. holder owns common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form). A failure to file this report generally will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. holder’s investment in common shares).

The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of common shares.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. holder furnishes required information to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. holders may be required to file information returns with respect to their investment in common shares. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity. U.S. holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. holders should consult with their own tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of our common shares. Failure to company with applicable reporting requirements could result in substantial penalties.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares. U.S. Holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (File No. 333-281225), as amended, and a prospectus under the Securities Act with respect to our common shares.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements file and will file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at https://ryojbaba.co.jp/. We intend to post our annual report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address solely as an inactive textual reference.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our filings with the SEC are available to the public without charge through the SEC’s website at http://www.sec.gov.

With respect to references made in this annual report any contract or other document relating to us, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document.

I. Subsidiary Information

Not applicable.

I. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure About Market Risk

Inflation risk on osteopathic business

We continue to monitor various global economic factors, including inflation, that affect our business and associated operational risks. In this period of high inflation, we have seen increases in labor and material costs caused by inflation that could potentially reduce margins. Inflationary pressures have recently increased the costs of tools and equipment for our osteopathic treatments, and other inputs for our services and those costs may continue to increase. We have experienced, and may continue to experience, higher than expected inflation, including escalating transportation and other supply chain costs and disruptions. We may not be able to counteract such higher costs by price increases as the prices of part of our osteopathic services are regulated by the Ministry of Health, Labor and Welfare of Japan and we are not able to freely change the prices. The increase in the foregoing costs caused by inflation could adversely affect our business, results of operations or financial condition.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings and other financial liabilities. The sensitivity analyses in the following sections relate to our positions as of December 31, 2025.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives, and the proportion of financial instruments in foreign currencies are all constant, and on the basis of the hedge designations in place as of December 31, 2025. The analyses exclude the impact of movements in market variables on provisions. The analyses also assume that the sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on December 31, 2025, including the effect of hedge accounting.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates. We manage our interest rate risk by having a balanced portfolio of fixed and variable rate borrowings. Our policy is to keep between 0.85% and 1.50% of our borrowings at fixed rates of interest.

Japanese interest rates have been at historically low levels during the past two decades. We operate our business under the stimulus monetary policy. We do not expect dramatic changes to such low interest rates in the near future. In addition, with respect to most of our borrowings, our interest rates have been fixed to mitigate interest rate risk. Therefore, we believe that our present exposure to interest rate risk is manageable, as is reflected in the sensitivity analysis below.

Our borrowings consist of fixed rate loans of $2,688 and variable rate loans of $813 as of December 31, 2025.

Foreign Currency Exchange Risk

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the adverse effects of such fluctuations.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities (primarily trade receivables) and from our financing activities, including deposits with banks and financial institutions, and other financial instruments.

Our primary customers are consumers who receive our consulting services and visit our osteopathic clinics or beauty salons, and other business clients for whom we operate their salons on their behalf. With respect to consumer credit risk, consumers pay by cash or credit card for the services we provide them. If the salons are located in shopping malls, all the daily service fees are collected by the shopping mall operators, reported to us as revenue on a monthly basis, and paid to us in the following month. As such, we are exposed to credit risk of the shopping mall operators and credit card companies for our salon services.

Customer credit risk is managed by each business unit subject to our established policies, procedures and controls relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored.

An impairment analysis is performed at each reporting date for major accounts on an individual basis. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 1 to our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024 included elsewhere in this annual report. We do not hold collateral as security. We believe that the concentration of risk with respect to trade receivables is low, since our receivables from consumers are collected directly at salons or through credit card companies or shopping malls, whose credit ratings are quite high, we control the daily bank accounts of our franchisees, and the geographic location of public bath operators and other business clients are highly diversified. No single customer accounted for 10% or more of our total revenue for the years ended December 31, 2025, 2024 and 2023.

Financial instruments and cash deposits

We manage credit risk with respect to balances with banks and financial institutions in accordance with our policies. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. The limits are set to minimize the concentration of risks, and therefore mitigate financial loss through a counterparty’s potential failure to make payments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

On March 3, 2024, we allotted 300,000 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with our initial public offering under grants authorized by our shareholders and directors on March 3, 2024 in substitution for the Second New Warrant executed as of January 12, 2024 between the Company and HeartCore. The stock acquisition right was exercisable upon a successful listing on the NYSE American or the Nasdaq and had an exercise price of US$0.01 per share and was fully vested. The number of shares underlying each stock acquisition right is calculated as the number of issued and outstanding common shares on a fully diluted basis as of the previous day of the listing date on a stock exchange multiplied by 3% and divided by 300,000, subject to adjustment as provided in the 1st Stock Acquisition Rights Allotment Agreement, dated March 3, 2024, between us and HeartCore. Heartcore exercised all of its stock acquisition rights for 300,000 common shares on November 30, 2025 with an exercise price of ¥1($0.01) per common share.

On August 15, 2025, pursuant to the Underwriting Agreement, we issued a Representative’s Warrant to each of the D. Boral Capital LLC and Boustead Securities, LLC to each purchase up to an aggregate of 43,750 common shares (“Representative’s Warrants”). The Representative’s Warrants may be exercised beginning on February 14, 2026, until August 14, 2030. The initial exercise price of Representative’s Warrants is $5.00 per share.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective in certain respects, primarily due to two material weaknesses in our assessment of the effectiveness of disclosure controls and procedures. We (i) lack of well-established procedures to identify and approve related party transactions and (ii) lack of sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, as of December 31, 2025, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the existence of a material weakness, as described below.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. Our material weakness is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

Notwithstanding the identified material weakness, management, including our chief executive officer and chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations and cash flows in conformity with U.S. GAAP.

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weakness described above. In fiscal year 2026, we expect to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weaknesses in a timely manner. Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our board of corporate auditors is comprised of three corporate auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

The Company has adopted home country practice as permitted by the Nasdaq rules and is therefore not required to adopt a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On September 3, 2025, we sent a notice to TAAD LLP (“TAAD”) terminating its engagement with us as our independent registered public accounting firm, effective immediately. TAAD has served as our auditor since 2023.

During the fiscal years 2023, 2024, and for the subsequent period through September 3, 2025, TAAD has neither provided any adverse opinion or qualifications on our financial statements nor had a disagreement with us since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to TAAD’s satisfaction, would have caused TAAD to make reference to the subject matter of the disagreement in connection with its reports on our financial statements for such periods. In addition, there was no “reportable event” as that term is described in Item 304(a)(1)(v) Regulation S-K during the aforementioned period.

On September 4, 2025, we engaged GuzmanGray (“GuzmanGray”) as our independent registered public accounting firm to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2025. The decision to engage GuzmanGray as our independent registered public accounting firm was approved by our board of directors.

During the two most recent fiscal years and through the date of the engagement, we have not consulted with GuzmanGray regarding any of the following:

1.	The application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.
2.	The type of audit opinion that might be rendered on our financial statements by GuzmanGray, in either case where written or oral advice provided by GuzmanGray would be an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issues.
3.	Any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) Regulation S-K and the related instructions thereto) or a “reportable event” (as described in Item 304(a)(1)(v) Regulation S-K).

The following table sets out the aggregate fees for professional audit services and other services rendered by TAAD each of the years ended December 31, 2023 and 2024 and the subsequent period through September 3, 2025. The engagement of the auditor was approved by our board of corporate auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

	Period ended September 3,	Year ended December 31	Year ended December 31
(in thousands)	2025	2024	2023
Audit Fees (1)	$262,944	$357,727	$309,186
Audit-Related Fees (2)	42,982	102,721	-
Tax Fees (3)	-	-	-
All Other Fees (4)	-	-	-
Total	$305,926	$460,448	$309,186

(1)	Audit Fees of TAAD for 2025, 2024 and 2023 were for professional services associated with the annual audit of our audited consolidated financial statements and the reviews of our interim condensed consolidated financial statements.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.”

(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning. No such services were incurred in 2025, 2024 or 2023.

(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees. No such services were incurred in 2025, 2024 or 2023.

The following table sets out the aggregate fees for professional audit services and other services rendered by GuzmanGray for the year ended December 31, 2025. The engagement of the auditor was approved by our board of corporate auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

Year ended December 31
(in thousands)	2025
Audit Fees (1)	$184,340
Audit-Related Fees (2)	-
Tax Fees (3)	-
All Other Fees (4)	-
Total	$184,340

(1)	Audit Fees of GuzmanGray for 2025 were for professional services associated with the annual audit of our audited consolidated financial statements and the reviews of our interim condensed consolidated financial statements.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.”

(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning. No such services were incurred in 2025.

(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees. No such services were incurred in 2025.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. For foreign private issuers, use of a board of corporate auditors in compliance with home country rules is permitted under Rule 10A-3(c)(3) of the Exchange Act. Our reliance on Rule 10A-3(c)(3) does not, in our opinion, materially adversely affect the ability of our board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the NASDAQ listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600, the requirement in Nasdaq Rule 5250(b)(3) to disclose third party director and nominee compensation, the requirement in Nasdaq Rule 5250(d) to distribute annual and interim reports, and the requirement in Nasdaq Rule 5610 to adopt a code of ethics. Of particular note, the following rules under NASDAQ Rule 5600 differ from Japanese law requirements:

●	NASDAQ Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of three directors, one of which is considered “independent,” as determined in accordance with the applicable Nasdaq rules. When we have additional independent directors, we expect our independent directors to regularly meet in executive sessions, where only the independent directors are present.

●	NASDAQ Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act. See “-Board of Corporate Auditors” below for additional information.

●	NASDAQ Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive, directors and corporate auditors, and other compensation related matters.

●	NASDAQ Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices.

●	NASDAQ Rule 5620(c) sets out a quorum requirement of 331∕3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors and certain other matters.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every three months. Under the Companies Act and our articles of incorporation, we shall have no less than three nor more than seven directors on our board of directors. Our board of directors is currently comprised of three directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our affairs and represents us in accordance with the resolutions of our board of directors. Our board of directors may appoint from among its members a chairman, a president or one or more deputy presidents, senior managing directors, or managing directors.

Under our current corporate structure, the Companies Act does not require our board of directors to have any independent directors. Our board of directors is currently comprised of three directors, two of whom are considered non-independent directors (Ryoji Baba and Yusuke Hirata) and one of which (Ferdinand Groenewald) is considered “independent,” as determined in accordance with the Nasdaq rules, and also satisfy the requirements for an outside (or independent) director under the Companies Act.

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for not more than five corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of our objectives or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to us, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and, in the case of audit reports related to financial statements, our independent auditors each year, and submit such audit reports to a relevant director. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent us in: (i) any litigation between us and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to us; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to us. A corporate auditor can file court actions relating to us within the authority of our corporate auditors, such as an action to nullify our incorporation, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

As of the date of this annual report, we have three corporate auditors (Sanshiro Shimamura; Kensuke Okabe; Hideki Nakamura).

Differences in Corporate Governance from Nasdaq Capital Market Listing Rules

Companies listed on the Nasdaq Capital Market must comply with certain standards regarding corporate governance under Rule 5605 of the Nasdaq Listing Rules. However, listed companies that are foreign private issuers, such as we will be, are permitted to follow home country practice in lieu of certain provisions of Rule 5605 of the Nasdaq Listing Rules. There are certain significant differences between the corporate governance practices followed by U.S. listed companies under Rule 5605 of the Nasdaq Listing Rules and those followed by rYojbaba. See Item 6.C., “Board Practices,” including the table showing such significant differences, which table is incorporated herein by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and listing standards.

ITEM 16K. CYBERSECURITY

We have implemented cybersecurity risk management measures intended to protect the confidentiality, integrity, and availability of our critical systems and information. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

We consider cybersecurity risk through our Board of Directors as part of our risk oversight function. In addition, our management updates our board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats. Ryoji Baba, our Chief Executive Officer, Interim Chief Financial Officer and Director, has primary responsibility for our overall cybersecurity risk management program. Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment.

PART III.

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

rYojbaba Co., Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of rYojbaba Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of rYojbaba Co., Ltd. and its subsidiary (the “Company”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GuzmanGray
We have served as the Company’s auditor since 2025.

Costa Mesa, California

March 23, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of rYojbaba Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of rYojbaba Co., Ltd. and its subsidiary (the Company) as of December 31, 2024, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flow for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP
We have served as the Company’s auditor since 2023.

Diamond Bar, California

April 17, 2025

rYojbaba Co., Ltd.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$6,158,462	$2,605,275
Accounts receivable	1,017,032	2,769,715
Inventories	72,511	65,995
Deferred offering cost	-	941,714
Prepaid expenses and other current assets	440,868	90,449
Total current assets	7,688,873	6,473,148

Property and equipment, net	1,465,528	1,508,298
Intangible assets, net	1,100,909	1,656,172
Operating lease right-of-use assets	4,936,122	5,265,572
Security deposits	288,762	285,696
Deferred tax assets	1,427,708	857,646
Other non-current assets	8,298	10,436
Total Assets	$16,916,200	$16,056,968

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and other current liabilities	$872,477	$1,908,451
Contract liabilities	263,307	256,907
Income tax payables	22,002	418,739
Short-term debts	319,366	-
Current portion of long-term debts, net	687,685	1,273,999
Finance lease liabilities, current	29,292	34,191
Operating lease liabilities, current	650,061	673,221
Total Current Liabilities	2,844,190	4,565,508

Long-term debts, net	3,127,998	3,774,930
Asset retirement obligation, non-current	467,503	457,754
Finance lease liabilities, non-current	39,522	57,283
Operating lease liabilities, non-current	4,240,787	4,573,953
Other non-current liabilities	101,535	106,228
Total Liabilities	10,821,535	13,535,656

Share Capital: 40,000,000 Common shares authorized; no par value, 11,550,000 and 10,000,000 shares issued and outstanding as of December 31, 2025 and 2024*	2,542,507	41,549
Additional paid-in capital	2,543,802	1,350,005
Retained earnings	1,746,993	1,627,599
Accumulated other comprehensive loss	(738,637)	(497,841)
Total Shareholders’ Equity	6,094,665	2,521,312
Total Liabilities and Shareholders’ Equity	$16,916,200	$16,056,968

*	On March 3, 2024, the Company effected a forward stock split of the Company’s issued and outstanding common shares at a split ratio of 1-for-1,000 such that every holder of common shares of the Company shall receive 1,000 common shares for every one common share held. All references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements.

rYojbaba Co., Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2025	2024	2023

Revenue	$9,335,591	$11,576,848	$10,963,365
Cost of revenue	6,849,639	7,119,245	7,248,298
Gross profit	2,485,952	4,457,603	3,715,067

Operating expenses
Payroll expenses	865,353	833,697	605,394
General and administrative expenses	2,295,798	1,654,036	1,695,164
Depreciation and amortization	15,023	20,009	39,320
Rent and lease	65,185	88,926	69,988
Total operating expenses	3,241,359	2,596,668	2,409,866

Income (loss) from operations	(755,407)	1,860,935	1,305,201

Other income (expense)
Interest income	4,285	322	12,762
Other income	353,764	159,440	161,890
Interest expenses	(68,011)	(77,274)	(92,930)
Total other income (expense)	290,038	82,488	81,722

Income (loss) before income taxes	(465,369)	1,943,423	1,386,923
Income taxes expense (benefit)	(584,763)	611,024	616,352
Net income	$119,394	$1,332,399	$770,571

Other comprehensive loss	(240,796)	(198,007)	(49,159)

Comprehensive income (loss)	$(121,402)	$1,134,392	$721,412

Basic and diluted income per Common Share*	$0.01	$0.13	$0.08
Basic and diluted weighted average number of common shares outstanding*	10,505,755	10,000,000	10,000,000

*	On March 3, 2024, the Company effected a forward stock split of the Company’s issued and outstanding common shares at a split ratio of 1-for-1,000 such that every holder of common shares of the Company shall receive 1,000 common shares for every one common share held. All references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements.

rYojbaba Co., Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

				Retained	Accumulated
			Additional	Earnings	Other
	Common shares		Paid-In	(Accumulated	Comprehensive
	Shares*	Amount	Capital	Deficit)	Income (Loss)	Total

Balance - December 31, 2022	10,000,000	$41,549	$1,350,005	$(475,371)	$(250,675)	$665,508

Net loss	-	-	-	770,571	-	770,571
Currency translation	-	-	-	-	(49,159)	(49,159)
Balance - December 31, 2023	10,000,000	$41,549	$1,350,005	$295,200	$(299,834)	$1,386,920

Net income	-	-	-	1,332,399	-	1,332,399
Currency translation	-	-	-	-	(198,007)	(198,007)
Balance - December 31, 2024	10,000,000	$41,549	$1,350,005	$1,627,599	$(497,841)	$2,521,312

Issuance of common stock upon initial public offering, net of offering costs (Note 1)	1,250,000	2,500,000	655,839	-	-	3,155,839
Net income	-	-	-	119,394	-	119,394
Stock-based compensation	-	-	537,000	-	-	537,000
Exercise of stock acquisition rights	300,000	958	958			1,916
Currency translation	-	-		-	(240,796)	(240,796)
Balance - December 31, 2025	11,550,000	$2,542,507	$2,543,802	$1,746,993	$(738,637)	$6,094,665

*	On March 3, 2024, the Company effected a forward stock split of the Company’s issued and outstanding common shares at a split ratio of 1-for-1,000 such that every holder of common shares of the Company shall receive 1,000 common shares for every one common share held. All references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements.

rYojbaba Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024	2023

Cash Flows From Operating Activities:
Net income	$119,394	$1,332,399	$770,571
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	461,454	469,299	333,583
Stock-based compensation expense	537,000	-	-
Impairment loss	364,944	-	-
Accretion of bond discount	2,405	4,405	4,697
(Gain) loss on sales of property and equipment	-	-	(6,134)
Non-cash lease expense	760,691	703,033	1,288,103
Non-cash Asset retirement obligation expense	4,956	4,674	5,259
Deferred income taxes	(587,250)	5,321	224,860
Changes in operating assets and liabilities:
Accounts receivable	1,864,069	(1,889,196)	184,472
Inventories	(6,104)	20,262	(96,062)
Prepaid expenses and other assets	(363,479)	19,654	(63,438)
Accounts payable and accrued liabilities	(1,089,757)	1,047,769	(421,848)
Contract liabilities	3,915	(97,105)	(250,901)
Income tax payable	(419,696)	173,122	83,101
Operating lease liabilities	(788,617)	(991,251)	(1,667,274)
Net Cash provided by Operating Activities	863,925	802,386	388,989

Cash Flows From Investing Activities:
Collection of loan receivable - related party	-	-	2,429,852
Purchases of property and equipment	(175,441)	(121,243)	(70,343)
Sales of property and equipment	-	-	6,812
Purchases of intangible assets	-	-	(1,740,707)
Net Cash (used in) provided by Investing Activities	(175,441)	(121,243)	625,614

Cash Flows From Financing Activities:
Payments of deferred offering cost	(187,403)	(411,241)	(615,485)
Proceeds from issuance of common stock in initial public offering – net of underwriting discounts and commissions	4,372,570	-	-
Proceeds from exercise of stock acquisition rights	1,915	-	-
Proceeds from short-term debt	334,198	-	-
Repayment of short-term debt	-	(1,318,460)	-
Proceeds from long-term debt	-	-	559,266
Repayments of long-term debt	(1,347,593)	(640,007)	(1,114,675)
Payment for finance leases	(36,354)	(59,979)	(153,955)
Net Cash provided by (used in) Financing Activities	3,137,333	(2,429,687)	(1,324,849)

Effect of Exchange Rate Changes on Cash	(272,630)	(421,917)	(347,208)

Net change in cash	3,553,187	(2,170,461)	(657,454)
Cash, beginning of period	2,605,275	4,775,736	5,433,190
Cash, end of period	$6,158,462	$2,605,275	$4,775,736

Supplemental cash flow information
Cash paid for interest	$68,011	$77,274	$92,930
Cash paid for taxes	$695,975	$297,851	$321,196

Non-cash Investing and Financing transactions:
Initial recognition of right of use assets and lease liability	$370,577	$431,089	$695,966

Initial recognition of asset retirement obligation	$26,003	$55,631	$36,684
Reduction of asset retirement obligation liabilities	$44,692	$28,368	$8,220

The accompanying notes are an integral part of these consolidated financial statements.

rYojbaba Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

rYojbaba Co., Ltd. (“rYojbaba”) was founded in Japan on January 5, 2015. rYojbaba Co., Ltd. has one subsidiary (which is wholly owned), Sakai Seikotsuin Nishi Co., Ltd. (“Sakai”), a Japanese corporation, which was established on August 26, 2010 (collectively, the “Company”, “We”, “Us”, “Our”).

The Company completed its initial public offering in August 2025, and its common shares are listed on the Nasdaq Capital Market. The Company is a foreign private issuer under the rules of the U.S. Securities and Exchange Commission (“SEC”).

The Company aims to contribute to the public interest by providing fundamental solutions to the problems people facing through our services in the legal and health fields.

In the legal fields, the Company provides labor and corporate consulting services to foster constructive employment relationship between companies and their employees. In the health field, the Company provides health services through twenty-nine (29) osteopathic clinics and two (2) osteopathic beauty salons to alleviate physical ailments primarily created by work related stress.

Initial Issuance of Common Shares

On January 5, 2015, the Company issued 100 common shares to our founder for $41,549 (¥5,000,000).

First Forward Stock Split

Effective October 22, 2021, the Company effected a forward stock split of its issued and outstanding common shares, at a ratio of 1-for-100 (the “First Stock Split”). Immediately prior to the First Stock Split, there were 100 common shares issued and outstanding. As a result of the First Stock Split, the Company had 10,000 common shares issued and outstanding, which were held by our founder.

Acquisition Under Common Control

Effective January 1, 2022, the Company consummated the purchase of 100% of the interests of Sakai Seikotsuin Nish Co., Ltd. (“Sakai”) from Global HR Technology (“GHRT”). At the time of such transaction, GHRT was controlled by Mr. Baba, our CEO, who was a majority shareholder until December 29, 2022, when Mr. Baba became a minority shareholder of GHRT when Mr. Baba sold all his shares in Great Shine Enterprises Ltd. (through which he held a 16.04% indirect ownership interest in GHRT) to a third party. The Company and Sakai have been under common control since October 23, 2019. Under ASC 805-50, Related Issues, the consolidated financial statements incorporate Sakai’s financial results and financial information for all periods presented, at their historical carrying amounts. The assets, liabilities, and the results of Sakai have been included in the historical results since October 23, 2019.

Reorganization and Spin-Off

rYojbaba Holdings, Inc. was formed in the State of Delaware on June 15, 2023. On September 6, 2023, pursuant to the terms of a share exchange agreement among rYojbaba Holdings, Inc., rYojbaba Co., Ltd., and the shareholders of rYojbaba Co., Ltd. and Ryoji Baba, as the representative of the shareholders of rYojbaba Co., Ltd., rYojbaba Holdings, Inc. issued 10,000,000 shares of its common stock to the shareholders of rYojbaba Co., Ltd. in exchange for all outstanding common shares of rYojbaba Co., Ltd., which holds 100% of the issued and outstanding capital stock of Sakai Seikotsuin Nishi Co., Ltd. Following the share exchange, rYojbaba Holdings, Inc. became the holding company of rYojbaba Co., Ltd.

However, on January 12, 2024, rYojbaba Holdings, Inc. distributed 10,000,000 common shares of rYojbaba Co., Ltd. to the shareholders of rYojbaba Holdings, Inc. in a spin-off transaction, and, thereafter, rYojbaba Holdings, Inc. was dissolved.

Second Forward Stock Split

Effective March 3, 2024, rYojbaba Co., Ltd. effected a forward stock split of its issued and outstanding common shares at a ratio of 1-for-1,000 (the “Second Stock Split”). As of December 31, 2023 and immediately prior to the Second Stock Split, there were 10,000 common shares issued and outstanding. As a result of the Second Stock Split, the Company had 10,000,000 common shares issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Second Stock Split.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of rYojbaba Co., Ltd. and its wholly owned subsidiary, Sakai Seikotsuin Nish Co., Ltd. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency

The Company maintains its books and record in its local currency, Japanese YEN (“JPY” or “¥”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive income.

The reporting currency of the Company is the United States Dollars (“US$” or “$”), and the accompanying consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translations of Financial Statements”, assets and liabilities of the Company whose functional currency is not US$ are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of changes in shareholders’ equity.

Translation of amounts from local currency of the Company into US$1 has been made at the following exchange rates:

	December 31, 2025	December 31, 2024	December 31, 2023
Current JPY: US$1 exchange rate	156.56	158.18	141.83
Average JPY: US$1 exchange rate	149.61	151.69	140.67

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the impairment of long-lived assets and goodwill, useful lives of property and equipment and intangible assets, valuation allowance of deferred tax assets, uncertain income tax positions, allowance for credit losses, valuation of warrant and implicit interest rate of operating leases. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits in banks and other financial institutions that are unrestricted as to withdrawal or use, and which have original maturities of three months or less.

The Company maintains all of its bank accounts at financial institutions in Japan. The Company carries cash balances, in excess of the Deposit Insurance Corporation of Japan (DCIJ) limit of ¥10,000,000 ($70,000) per institution. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Inventories

Inventories consist of finished goods used for our store locations and are valued at the lower of cost and net realizable value, which is defined as the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation. Cost of inventories is primarily determined by the first-in, first-out (“FIFO”) method. Inventories consist of merchandise and supplies.

Accounts Receivable

Accounts receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). The Company’s accounts receivable balances are unsecured and bear no interest.

The Company adopted Accounting Standards Updates (“ASU”) No. 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments on January 1, 2021.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Accounts receivable balances are written off after all collection efforts have ceased. No allowance for credit losses were reserved as of December 31, 2025 and 2024.

Property and Equipment

Property and equipment are measured using the cost model and are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line over the estimated useful lives, as more details follow. Depreciation is included in cost of revenues and selling, general and administrative expenses and is allocated based on estimated usage for each class of asset.

	Depreciation Method	Useful Life
Buildings	Straight-line method	3 – 39 years
Leasehold improvement	Straight-line method	2 – 27 years
Structures	Straight-line method	6 – 15 years
Facilities - asset retirement obligation	Straight-line method	2 - 39 years
Vehicles	Straight-line method	2 - 6 years
Tools, furniture and fixture	Straight-line method	2 -15 years
Machinery and equipment	Straight-line method	17 years
Software	Straight-line method	5 years
Land	Not depreciated	-

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon. Depreciation is included in cost of revenues and operating expenses and is allocated based on estimated usage for each class of asset.

Intangible Assets

Intangible assets with an indefinite life, consist of store operating rights, are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Intangible assets with finite lives, consist of customer lists, are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets.

The estimated useful lives of intangible assets are as follows:

	Amortization Method	Useful Life
Customer lists	Straight-line method	7 years
Store operating rights	N/A	Indefinite

Leases

The Company determines if an arrangement is a lease at inception based on whether or not the Company has the right to control the asset during the contract period and other facts and circumstances. We are the lessee in a lease contract when we obtain the right to control the asset.

The Company recognizes right-of-use assets and lease liabilities for all leases other than those with a term of twelve months or less as the Company has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Right-of-use assets consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company.

As the rates implicit on the Company’s leases for which it is the lessee are not readily determinable, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, the Company assesses multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets

Long-lived assets with finite lives, primarily, property and equipment and operating lease right-of-use assets, and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value, (see Note 4 and 5).

Revenue Recognition

The Company recognizes revenue from directly-operated clinics and salons and consulting services under ASC Topic 606, “Revenue from Contracts with Customers”.

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. Revenue amount represents the invoiced value, net of consumption tax and applicable local government levies, if any. The consumption tax on sales is calculated at 10% of gross sales.

The Company currently generates its revenue from the following main sources:

Revenue from Directly-Operated Clinics and Salons

The Company recognizes revenue from the sale of osteopathic clinics and osteopathic beauty salons when the services are rendered at the Company’s clinics and salons and recognizes revenue from the sale of products at the time products are purchased at the Company’s clinics and salons. Osteopathic clinic services covered by government health insurance are collected on credit, whereas beauty services and products not covered by insurance are paid by cash or credit card, net of discounts and applicable sales taxes at time of service or purchase. Accordingly, the Company recognizes revenue for the Company’s single performance obligation related to in-store at the point at which the service has been performed or the control of the merchandise has passed to the customer.

The Company receives the majority of payment for services under osteopathic clinic services from government insurance. Health insurance in Japan is operated by the government, regardless of the plan, and enrollees can receive care from any medical provider as frequently as they would like, and copayments are the same across all plans. Cost-sharing varies according to age and the government insurance covers 70% – 90%, with the customer responsible for the balance. Estimates for settlements with government insurance coverage for retroactive adjustments from estimated reimbursements due to audits, reviews, or investigations are included in the determination of the estimated transaction price for providing services. The Company estimates the transaction price based on the terms of the insurance coverage, correspondence with the historical payment trends. Changes to these estimates for retroactive adjustments are recognized in the period the change or adjustment becomes known or when final settlements are determined.

Revenue from Consulting Services

The Company provides general labor and corporate consulting services to customers. Revenues from consulting services are recognized over the period of the contract by reference to progress toward complete satisfaction of that performance obligation.

In addition to general labor and corporate consulting services, the Company provides customized consulting services aimed at assisting customers in achieving contractually defined goals. These services are compensated through performance-based fees, contingent upon the achievement of specific predetermined measures. The Company recognizes performance-based fees only when they are confirmed and fixed.

Contract liabilities

Contract liabilities mainly consist of prepaid coupons for clinics and salons. Unsatisfied performance obligations at the end of period relate to certain prepaid coupon are recognized as contract liabilities when a customer purchases a coupon ticket, and the Company recognizes revenue when the service has been performed.

Remaining Performance Obligations

As of December 31, 2025, the Company had remaining performance obligations related to certain consulting contracts, for which the aggregate transaction price allocated to such remaining performance obligations was approximately ¥500 million.

Accordingly, in accordance with ASC Topic 606, the Company has not recognized any revenue related to these contracts during the year ended December 31, 2025.

Cost of Revenue

Cost of revenue includes all merchandise, supplies, direct labor, depreciation, rent and those indirect costs related to facilities cost.

Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses were $121,816, $262,861 and $461,270 for the years ended December 31, 2025, 2024 and 2023, respectively, and have been included as part of general and administrative expenses.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of accounts and other receivables. The Company does not require collateral or other security to support these receivables. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Segment Reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

We operate our business and report our financial performance using two segments: consulting services and health services (see Note 13).

Comprehensive Income or Loss

ASC Topic 220, “Comprehensive Income,” establishes standards for reporting and display of comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in equity during a period from non-owner sources.

Earnings Per Share

Basic net earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if stock options and other commitments to issue common shares were exercised or equity awards vest resulting in the issuance of common shares that could share in the net income of the Company.

Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC Topic 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Income Taxes

Income taxes are accounted for using an asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company follows ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Under the provisions of ASC Topic 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of operations.

Fair Value Measurements

The Company performs fair value measurements in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

●	Level 1: quoted prices in active markets for identical assets or liabilities;
●	Level 2: inputs other than Level 1 that are observable, either directly or indirectly; or
●	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

As of December 31, 2025 and 2024, the carrying values of cash and cash equivalents, accounts receivable, prepaid and other current assets, accounts and accrued payables, contract liabilities and income tax payables approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments; and debt that bears variable interest rates index to prime also approximates fair values as it reprices when market interest rates change, respectively.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Transaction costs directly attributable to the acquisition are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in the business combination. In accordance with ASC Topic 350, “Intangibles-Goodwill and Others”, goodwill is subject to at least an annual assessment for impairment or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value based test.

The Company would recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit.

When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of the fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The fair value is generally determined using the income approach with the discounted cash flow valuation method, which requires management to make significant estimates and assumptions related to forecasted revenues and cash flows and the discount rate.

Recently Adopted Accounting Guidance

ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures

Issued in December 2023, this ASU requires enhanced income tax disclosures, including disaggregated information about income taxes paid by jurisdiction, and a more detailed rate reconciliation using both percentages and currency amounts. The amendments are effective for annual periods beginning after December 15, 2024, and are to be applied prospectively, with early adoption permitted. The Company has adopted this ASU for the fiscal year beginning January 1, 2025. The adoption resulted in expanded income tax disclosure requirements but did not impact the recognition or measurement of income tax amounts.

Recently Issued Accounting Pronouncements Not Yet Adopted

ASU 2025-01 — Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date

Issued in January 2025, this ASU clarifies the effective date of ASU 2024-03 regarding the disaggregation of certain income statement expenses. The clarification specifies that the interim period effective date aligns with the annual period effective date, such that the guidance is effective for annual periods beginning after December 15, 2026, and interim periods within those fiscal years beginning after December 15, 2027. The Company is currently evaluating the effect of the expense disaggregation disclosure requirements and does not anticipate a material impact other than expanded presentation and disclosure upon adoption.

NOTE 3 — ACCOUNTS RECEIVABLE

The following table summarizes the components of the Company’s accounts receivable as of date presented:

	December 31,	December 31,
	2025	2024
Accounts receivable - consulting	$32,082	$1,803,134
Accounts receivable - insurance	801,333	869,629
Accounts receivable - credit card	173,904	92,420
Accounts receivable - other	9,713	4,532
	1,017,032	2,769,715
Allowance for doubtful accounts	-	-
Total	$1,017,032	$2,769,715

As of December 31, 2025 and 2024 accounts receivable – insurance consists of $736,983 and $757,434 with the Japanese government health insurance plan and $64,350 and $112,195 with private insurance companies, respectively.

During the years ended December 31, 2025 and 2024, the Company recorded no bad debt.

NOTE 4 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,	December 31,
	2025	2024
Building	$198,508	$248,620
Leasehold improvement	699,637	648,193
Structures	5,460	5,404
Facilities - asset retirement obligation	418,884	401,190
Vehicles	21,084	20,145
Tools, Furniture, and Fixtures	268,328	270,204
Machinery and equipment	121,998	120,749
Land	529,401	523,979
Finance lease right of use assets	723,818	705,385
Software	15,129	12,361
	3,002,247	2,956,230
Accumulated impairment	-	-
Accumulated depreciation	(1,536,719)	(1,447,932)
Property and equipment, net of accumulated depreciation	$1,465,528	$1,508,298

Depreciation and amortization expenses were $461,454, $469,299 and $333,583 for the years ended December 31, 2025, 2024 and 2023, respectively.

Asset Retirement Obligations

An asset retirement obligation is recognized in the period in which sufficient information exists to determine the fair value of the liability along with a corresponding increase to the carrying amount of the related property, and equipment, which is then depreciated over its useful life. As of December 31, 2025, our asset retirement obligations relate to our stores in Japan, that have government imposed or other legal remediation obligations. The following is a summary of our asset retirement obligation activity.

	December 31,	December 31,
	2025	2024
Balance, beginning of period	$477,668	$499,873
Obligations Incurred	4,956	4,674
Acquisition	26,003	55,631
Settlements	(44,692)	(28,368)
Foreign Exchange & Other Adjustments	3,568	(54,142)
Balance, end of period	$467,503	$477,668

NOTE 5 — INTANGIBLE ASSET, NET

Intangible assets, net consist of the following:

	December 31,	December 31,
	2025	2024
Store operating rights*	$407,511	$403,338
Customer lists	1,564,001	1,547,983
	1,971,512	1,951,321
Accumulated amortization	(870,603)	(295,149)
Balance, end of period	$1,100,909	$1,656,172

*	Store operating rights have an indefinite useful life.

On December 1, 2021, the Company acquired the exclusive right to the Re.Ra.Ku name on an acquired store location from Wing Company Ltd (“Wing”), for $480,784 (¥63,800,000) ( the “acquired price”). On the same day, the Company entered into an outsourcing service contract with Wing to operate the store under the Re.Ra.Ku brand. The Company will receive a full amount of store profit as distribution of profit up to 8% of the purchase price, and any exceeded profit will be distributed 20% to the Company. If the store is at operating loss at the end of the year, the Company will be billed by Wing for the net losses.

On September 15, 2023, the Company acquired contracts with 10 customers for HR consulting services, from Global HR Technology Co., Ltd. (“GHRT”), of which our CEO/director was a minority shareholder at the time of the acquisition. According to the asset purchase agreement entered into between the Company and GHRT dated September 1, 2023, the asset transferred from GHRT to the Company is limited to the contracts with the 10 customers and any employees or system are not included. The acquisition value was $1,726,433 (¥244,860,000) paid in cash to the GHRT. At the time of this transaction, GHRT and the Company were not under common control under ASC810-10-15-8 and ASC 805-50. Notwithstanding, this transaction was accounted for as a related party transaction between GHRT and rYojbaba Co., Ltd. under ASC850-10-50.

As of December 31, 2025, the Company performed an impairment assessment and determined that no impairment was necessary for customer-related intangible assets other than those described below.

During the fiscal year ended December 31, 2025, the Company experienced contract terminations by three customers related to the customer contracts acquired from GHRT. These terminations represented a triggering event under ASC360, Property, Plant, and Equipment, requiring the Company to perform an impairment test on the customer lists. Based on the impairment assessment performed as of December 31, 2025, the Company determined that the customer contracts associated with the terminated customers were no longer recoverable as a result of the termination of the contractual relationships. Accordingly, the Company recognized an impairment loss of $364,944 (¥54,600,000), representing the remaining carrying amount of the customer lists associated with the terminated contracts. The impairment loss was recognized within operating expenses in the consolidated statements of operations and comprehensive income for the fiscal year ended December 31, 2025. The impairment assessment did not indicate any impairment of the remaining customer-related intangible assets, and management concluded that the recoverability of other customer-related intangible assets was not affected.

Amortization expense of customer lists was $234,032, $230,829 and $82,974 for the year ended December 31, 2025, 2024 and 2023, respectively.

The following table outlines the estimated future amortization expense related to customer lists held as of December 31, 2025:

Year ending December 31,
2026	$155,723
2027	146,781
2028	146,781
2029	146,781
2030	97,332
Thereafter	-
Total	$693,398

NOTE 6 — ACCOUNTS AND OTHER LIABILITIES

Accounts and other liabilities consist of the following:

	December 31,	December 31,
	2025	2024
Accounts payable	$614,268	$1,189,896
Accrued expenses	21,026	12,741
Accrued consumption tax	17,185	389,245
Provision for compensated absences	157,641	167,839
Other payables	62,357	128,816
Asset retirement obligation - current	-	19,914
Total	$872,477	$1,908,451

NOTE 7 — CONTRACT LIABILITIES

Changes in contract liabilities were as follows:

	December 31,	December 31,
	2025	2024
Balance, beginning of period	$256,907	$390,380
Deferral of revenue	275,535	267,895
Recognition of revenue	(271,620)	(365,000)
Effects of currency translation	2,485	(36,368)
Balance, end of period	$263,307	$256,907

As of December 31, 2025, the Company expects 100% of total contract liabilities to be realized in less than a year.

NOTE 8 — DEBT

Short-term debt

As of December 31, 2025 and 2024, the Company had short-term debt of $319,366 (¥50,000,000) and $nil, respectively.

Interest rate is 0.8% and reset every half year considering market interest rate.

Long-term debt

The Company’s outstanding indebtedness borrowed from banks and other financial institutions, consist of the following:

Loans from banks and other financial institutions	December 31, 2025	December 31, 2024	Effective Interest rate (*)	Maturities (*)
Fixed rate loans	$2,688,375	$3,195,474	0.85 - 1.30%	2026 - 2035
Variable rate loans	$812,627	$912,080	0.90 - 1.70%	2027 - 2033
Subtotal	3,501,002	4,107,554

Corporate bond
Secured bond with fixed rate, net of $4,686 and $6,192 bond discount	$314,681	$941,375	1.45%	2028

Current portion of long-term debts, net	687,685	1,273,999
Long-term debts, net	$3,127,998	$3,774,930

*	As of December 31, 2025

The Company borrowed loans and corporate bonds from various financial institutions for working capital purposes.

Interest expense for loans and corporate bonds were $68,011, $77,274 and $92,930, including $4,686, $4,225 and $4,697 of bond discount accretion, for the years ended December 31, 2025, 2024 and 2023, respectively.

The guaranty information for the Company’s outstanding loans and bond as of December 31, 2025 and 2024, consist of the following:

	December 31,	December 31,
	2025	2024
Loans
Guaranteed by CEO of Sakai	$147,854	$170,312
Guaranteed by director of Sakai	$1,255,353	$1,841,099

As of December 31, 2025, future minimum payments for loans and corporate bond are as follows:

2026	$687,685
2027	619,469
2028	873,895
2029	463,573
2030	348,921
Thereafter	826,827
3,820,370
Imputed interest	(4,687)
Total	$3,815,683

NOTE 9 — LEASE

The Company has operating leases for various store facilities in Japan and finance leases for office and medical equipment. Our leases have remaining lease terms ranging from less than 2 years to 15 years, some of which include options to extend the leases, and the Company intends to exercise renewal options and estimate the reasonable lease term to calculate right-of-use assets and lease liabilities.

The following table presents supplemental information related to the Company’s leases:

	Years Ended December 31,
	2025	2024
Lease cost
Finance lease cost:
Amortization of right-of-use assets	$37,569	$54,416
Interest on lease liabilities	1,000	1,419
Operating lease cost	358,926	709,089
Total lease cost	$397,495	$764,924

Impairment loss on right-of-use assets for operating lease	$-	$-

Cash paid for amounts included in the measurement of lease liabilities:
Financing cash flows from finance leases	$37,382	$61,788
Operating cash flows from operating leases	$788,617	$991,251

Right-of-use assets obtained in exchange for new finance lease liabilities	$11,651	$22,638
Right-of-use assets obtained in exchange for new operating lease liabilities	$358,926	$408,451

Weighted average remaining lease term (years)
Finance leases	2.74	3.15
Operating leases	9.16	9.85

Weighted-average discount rate: (per annum)
Finance leases	1.22%	1.20%
Operating leases	1.12%	1.10%

The discount rates related to the Company’s lease liabilities are generally based on estimates of the Company’s incremental borrowing rate, as the discount rates implicit in the Company’s leases cannot be readily determined.

	December 31,	December 31,
	2025	2024
Operating lease right-of-use assets	$4,936,122	$5,265,572

Finance Leases right-of-use assets	$723,818	$705,385
Accumulated depreciation	(654,548)	(612,310)

Total	$69,270	$93,075

As of December 31, 2025 and 2024, the Company recognized rent and lease security deposits, of $288,762 and $285,696, respectively.

As of December 31, 2025, the future maturity of lease liabilities is as follows:

Year Ending December 31,	Finance Lease	Operating Lease
2026	$29,475	$695,760
2027	22,479	627,892
2028	13,819	608,320
2029	2,905	576,987
2030	1,341	492,909
Thereafter	-	2,157,322
Total lease payments	70,019	5,159,190
Less: imputed interest	(1,205)	(268,342)
Total lease liabilities	68,814	4,890,848
Less: current portion	29,292	650,061
Non-current lease liabilities	$39,522	$4,240,787

NOTE 10 — SHAREHOLDERS’ EQUITY

Authorized shares

Effective March 3, 2024, the Company amended the Articles of Incorporation to authorize 40,000,000 common shares, with no par value.

Common shares

On January 5, 2015, the Company issued 100 common shares to our founder for $41,549 (¥5,000,000). Effective October 22, 2021, the Company approved a forward stock split of its issued and outstanding common shares, at a ratio of 1-for-100. On March 3, 2024, the Company effected a forward stock split of its issued and outstanding common shares, at a ratio of 1-for-1,000.

The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by the Company’s shareholders. There shall be no cumulative voting.

As of December 31, 2024 and 2023, we had 10,000,000 common shares issued and outstanding.

Warrant

On April 4, 2023, rYojbaba Co., Ltd. issued a warrant to purchase common shares to HeartCore (“Original Warrant”) in exchange for services rendered as a consultant in connection with the proposed initial public offering of rYojbaba Co., Ltd. Pursuant to the terms of the Warrant, rYojbaba Co., Ltd. may, at any time (i) on or after the earlier of the date that either (a) rYojbaba Co., Ltd. completes its first initial public offering of stock in the U.S. resulting in any class of rYojbaba Co., Ltd.’s stock being listed for trading on any tier of the Nasdaq Stock Market), the New York Stock Exchange or the NYSE American; (b) rYojbaba Co., Ltd. consummates a merger or other transaction with a special purpose acquisition company (“SPAC”) wherein rYojbaba Co., Ltd. becomes a subsidiary of the SPAC; or (c) rYojbaba Co., Ltd. undertakes any other Fundamental Transaction (the “Trigger Date”); and (ii) on or prior to the close of business on the tenth anniversary of the Trigger Date, exercise the Warrant to purchase 3,000 common shares of rYojbaba Co., Ltd., which represents 3% of rYojbaba Co., Ltd.’s issued and outstanding common shares as of the Trigger Date, for an exercise price per share of $0.01, subject to adjustment as provided in the Warrant. The number of shares for which the Warrant will be exercisable will be automatically adjusted on the Trigger Date to be 3% of the fully diluted number and class of shares of capital stock of rYojbaba Co., Ltd. as of the Trigger Date, following completion of the transactions which caused the Trigger Date to be achieved. The Warrant contains a 9.99% equity blocker.

First Warrant Exchange

Pursuant to a Warrant Exchange Agreement, dated September 7, 2023, among HeartCore, rYojbaba Co., Ltd., rYojbaba Holdings, Inc. (the former parent company of rYojbaba Co., Ltd.), and other the parties to such agreement agreed to an exchange of the Original Warrant of rYojbaba Co., Ltd. for a new warrant (“New Warrant”) of rYojbaba Holdings, Inc., whereby the Original Warrant was deemed terminated and of no further force or effect.

Second Warrant Exchange

Pursuant to a Second Warrant Exchange Agreement, dated January 12, 2024, among HeartCore, rYojbaba Co., Ltd., rYojbaba Holdings, Inc., and other the parties to such agreement agreed to an exchange of the New Warrant of rYojbaba Holdings, Inc. for a second new warrant (“Second New Warrant”) of rYojbaba Co., Ltd., whereby the New Warrant was deemed terminated and of no further force or effect.

Pursuant to the terms of the Second New Warrant, HeartCore may, at any time on or after the date that rYojbaba Co., Ltd. completes its first initial public offering of stock in the United States resulting in any class of rYojbaba Co., Ltd. stock being listed for trading on any tier of the Nasdaq Stock Market, the New York Stock Exchange or the NYSE American (the “IPO Date”) and on or prior to the close of business on the tenth anniversary of the IPO Date, exercise the New Warrant to purchase 300,000 common shares of rYojbaba Co., Ltd. for an exercise price per share of $0.01, subject to adjustment as provided in the Second New Warrant. The Second New Warrant contains a 9.99% equity blocker. This warrant was terminated upon the issuance of the stock acquisition rights to HeartCore described immediately below.

Stock Acquisition Rights

On March 3, 2024, the Company allotted 300,000 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on March 3, 2024 in substitution for the Second New Warrant executed as of January 12, 2024 between the Company and HeartCore. The stock acquisition right is exercisable upon a successful listing on the Nasdaq and has an exercise price of US$0.01. The compensation expense related to the 300,000 stock acquisition rights will be recognized when the performance condition is met.

Initial Public Offering

On August 14, 2025, the Company completed its initial public offering on the Nasdaq Capital Market. In connection with the offering, the Company issued 1,250,000 shares of common stock at a public offering price of $4 per share and received net proceeds of $3,155,839, after deducting total offering costs of $1,844,161.

NOTE 11 – STOCK-BASED COMPENSATION

Stock Acquisition Rights

On April 4, 2023, the Company initially granted a warrant to purchase up to 300,000 shares of common stock to HeartCore Enterprises, Inc. as compensation for consulting services related to the Company’s planned initial public offering. This warrant was subsequently replaced with stock acquisition rights (“SARs”) on March 3, 2024, pursuant to a mutual agreement between the Company and HeartCore, with equivalent economic and contractual terms, including an exercise price of ¥1 per share and a 10-year term.

The SARs were equity-classified awards with a performance-based vesting condition tied to the successful completion of the Company’s initial public offering. The IPO occurred in August 2025, at which point the performance condition was satisfied and all 300,000 SARs vested and became exercisable. HeartCore exercised the full amount of SARs on November 30, 2025, paying total cash proceeds of $1,916 (¥300,000), which were allocated equally to common stock $958 (¥150,000) and additional paid-in capital $958 (¥150,000).

The Company determined the grant-date fair value of the SARs to be $1.79 per share, or $537,000 (¥78,117,390) in total, based on a third-party valuation under ASC 718. The valuation was performed using a weighted average of three methods: a probability-weighted expected return method (PWERM), a binomial lattice model, and a Monte Carlo simulation, with the PWERM method receiving the greatest weight. The valuation assumed expected volatility of 68% and a risk-free interest rate of 3.35%.

The full amount was recognized as stock-based compensation expense during the year ended December 31, 2025. No expense was recognized in prior periods, as the performance condition was not considered probable until the IPO. For the year ended December 31, 2025, the Company recognized stock-based compensation expense of $537,000 (¥78,117,390) related to the stock acquisition rights granted to HeartCore.

Representative’s Warrants Issued to Underwriters

On August 15, 2025, the Company issued the underwriters (or their designees) warrants to purchase 87,500 shares of common stock (the “Representative’s Warrants”), representing 7% of the total shares sold in the IPO. The Representative’s Warrants were fully vested upon grant, with an exercise price of $5.00 per share and an expiration date of August 14, 2030. The warrants become exercisable six months after the IPO closing date. The stock-based compensation associated with these warrants was fully charged against additional paid-in capital.

NOTE 12 - INCOME TAXES

The Company conducts its businesses in Japan and is subject to tax in this jurisdiction. During the years ended December 31, 2025, 2024 and 2023, all taxable income of the Company is generated in Japan. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in a statutory rate of approximately 33.92% for the years ended December 31, 2025, 2024 and 2023.

Cash paid for income taxes, net of refunds and disaggregated by jurisdiction, during the years ended December 31, 2025, 2024 and 2023 are as follows:

	Years ended December 31,
	2025	2024	2023
Japan	$695,975	$297,851	$321,196
Total	$695,975	$297,851	$321,196

Included in Prepaid expenses and other current assets is an income tax receivable of $242,204 related to refunds of interim income tax payments made based on the prior year’s taxable income.

For the years ended December 31, 2025, 2024 and 2023, the Company’s income tax expenses are as follows:

	Years ended December 31,
	2025	2024	2023
Current	$2,487	$605,703	$391,492
Deferred	(587,250)	5,321	224,860
Income tax (benefit) expense	$(584,763)	$611,024	$616,352

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of operations and comprehensive income to the Japanese statutory tax rate for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025		2024		2023
Japanese statutory tax rate	$(157,862)	33.92%	$659,264	33.92%	$468,887	33.92%
Permanent differences
IPO-related costs accounted for as equity issuance costs under U.S. GAAP	$(608,253)	130.70%	$-	0.00%	$-	0.00%
Share-based compensation expense related to stock acquisition rights	$177,117	(38.06)%	$-	0.00%	$-	0.00%
Executive compensation and other non-deductible expenses	$6,694	(1.44)%	$-	0.00%	$1	0.00%
Impairment losses on goodwill	$-	0.00%	$-	0.00%	$77,975	5.62%
Change in valuation allowance	$-	0.00%	$-	0.00%	$69,749	5.03%
Tax credits	$-	0.00%	$(33,127)	(1.70)%	$-	0.00%
Other adjustment	$(2,459)	0.53%	$(15,113)	(0.78)%	$(260)	(0.13)%
Effective tax rate	$(584,763)	125.65%	$611,024	31.44%	$616,352	44.44%

For the year ended December 31, 2025, the Company incurred a pretax loss and, accordingly, the effective tax rate is not meaningful. Nevertheless, the reconciliation is presented to explain the significant income tax effects during the year.

IPO-related costs primarily represent offering costs that were deductible for Japanese tax purposes but were recorded as a reduction of additional paid-in capital under U.S. GAAP and therefore were not recognized as expenses in the consolidated statements of operations. Because these costs reduced taxable income without affecting pretax income under U.S. GAAP and will not reverse in future periods, they resulted in permanent differences impacting the effective tax rate.

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2025 and 2024 are presented below:

	December 31,	December 31,
	2025	2024
Deferred income tax assets	$	$
Operating lease right-of-use assets	-	10,219
Property and equipment	-	-
Asset retirement obligation	94,696	162,033
Intangible assets	118,301	31,453
Provision for compensated absences	53,475	56,934
Net operating losses	1,129,391	570,859
Business tax	4,712	42,704
Others	155,539	140,477
Total deferred tax assets	$1,556,114	$1,014,679

Deferred income tax liabilities
Property and equipment	$(2,315)	$(67,470)
Others	(126,091)	(89,563)
Total deferred tax liabilities	$(128,406)	$(157,033)

Deferred tax assets, net	$1,427,708	$857,646

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Company regularly assesses the ability to realize its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The Company weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Company’s projections for growth. The Company did not provide any valuation allowance as of December 31, 2025 and 2024.

Management’s assessment considered the Company’s recent operating performance and expectation of future taxable income. On December 31, 2025, the Company had operating loss carryforwards of approximately $3,329,000 (¥521,251,000), which are available to offset future taxable income. If not used, these carryforwards will expire in 2035.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions.

As of December 31, 2025 and 2024, the management considered the Company did not have any significant unrecognized uncertain tax positions. The Company’s policy is to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. The Company did not incur any interest or penalties tax for the years ended December 31, 2025 and 2024. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2025. The Company is subject to taxation in Japan and in the local Japanese governments where the Company’s clinics, salons or offices are located. As of December 31, 2025, the fiscal year ending December 31, 2020 and subsequent years remain open to examination by the tax authority.

The Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, as of January 1, 2025. The adoption resulted in expanded income tax disclosure requirements but did not impact the recognition or measurement of income tax amounts.

NOTE 13 – SEGMENT INFORMATION

The Company manages its business primarily on a service basis in Japan. The Company’s reportable segments consist of the Labor Consulting services (“Consulting services”) and Health services. In consulting, the Company provides consulting services to both labor unions and companies to enable constructive resolution of labor issues.

During the year ended December 31, 2025, the Company’s Health segment consisted of two service lines: osteopathic clinics and osteopathic beauty salons. In 2025, the Company operated 29 clinics and 2 salons, respectively.

The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations. From time to time, the Company revises the measurement of each segment’s operating income, including any corporate overhead allocations, as determined by the information regularly. Our Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer of the Company. The CODM makes decisions and assesses the performance of the Company using two operating segments.

The following table shows information by reportable segment for 2025 and 2024, including the reconciliation to income before income tax:

	Consulting services	Health services	Corporate and support	Consolidated
Fiscal year ended December 31, 2025
Revenue	$1,556,856	$7,778,735	$-	$9,335,591
Cost of revenue and operating expenses	1,062,656	6,997,530	2,030,813	10,090,998
Income (loss) from operations	$494,200	$781,205	$(2,030,813)	$(755,407)

Other expenses, net				290,038
Income before income taxes				$(465,369)

	Consulting services	Health services	Corporate and support	Consolidated
Fiscal year ended December 31, 2024
Revenue	$3,132,533	$8,444,315	$-	$11,576,848
Cost of revenue and operating expenses	1,011,171	7,345,055	1,359,687	9,715,913
Income (loss) from operations	$2,121,362	$1,099,260	$(1,359,687)	$1,860,935

Other expenses, net				82,488
Income before income taxes				$1,943,423

	Consulting services	Health services	Corporate and support	Consolidated
Fiscal year ended December 31, 2023
Revenue	$1,439,315	$9,524,050	$-	$10,963,365
Cost of revenue and operating expenses	186,956	8,834,514	636,694	9,658,164
Income (loss) from operations	$1,252,359	$689,536	$(636,694)	$1,305,201

Other income, net				81,722
Income before income taxes				$1,386,923

The health services have the two operations, osteopathic clinics and osteopathic beauty salons:

	Osteopathic clinics	Osteopathic beauty salons	Health services
Fiscal year ended December 31, 2025
Revenue	$7,490,307	$288,428	$7,778,735
Cost of revenue and operating expenses	6,681,736	315,794	6,997,530
Income (loss) from operations	$808,571	$(27,366)	$781,205

	Osteopathic clinics	Osteopathic beauty salons	Health services
Fiscal year ended December 31, 2024
Revenue	$7,826,794	$617,521	$8,444,315
Cost of revenue and operating expenses	6,485,114	859,941	7,345,055
Income (loss) from operations	$1,341,680	$(242,420)	$1,099,260

	Osteopathic clinics	Osteopathic beauty salons	Health services
Fiscal year ended December 31, 2023
Revenue	$8,314,802	$1,209,248	$9,524,050
Cost of revenue and operating expenses	7,221,931	1,612,583	8,834,514
Income (loss) from operations	$1,092,871	$(403,335)	$689,536

The Company’s revenues are presented net of consumption tax collected on behalf of governments. No asset information is provided for reportable operating segments, as these specified amounts are not included in the measure of segment profit or loss reviewed by the Company’s chief operating decision maker.

NOTE 14 – RELATED PARTY TRANSACTIONS

On September 15, 2023, the Company acquired contracts with 10 customers for HR consulting services, from Global HR Technology Co., Ltd. (“GHRT”), of which our CEO/director was a minority shareholder at the time of the acquisition. According to the asset purchase agreement entered into between the Company and GHRT dated September 1, 2023, the asset transferred from GHRT to the Company is limited to the contracts with the 10 customers and any employees or system are not included. The acquisition value was $1,726,433 (¥244,860,000) paid in cash to the GHRT. At the time of this transaction, GHRT and the Company were not under common control under ASC810-10-15-8 and ASC 805-50.

During the year ended December 31, 2023, the Company recorded commission expenses of $79,336 from Global HR Technology, of which our CEO/director was a minority shareholder. All of the shares of GHRT held by our CEO/director were sold on January 1, 2024 and it was not a related party thereafter.

During the years ended December 31, 2025, 2024 and 2023, the Company paid rent of $19,250, $18,986 and $5,118, respectively, to Runbridge Inc., of which our CEO/ director is a shareholder. Effective January 7, 2025, the shares of Runbridge Inc. previously held by our CEO/director were sold to an entity controlled by an individual who is a nominee to be appointed as a director of the Company at the annual general meeting of shareholders scheduled to be held in March 2026.

Notwithstanding such transfer, the Company determined that Runbridge Inc. continued to be a related party during the fiscal year ended December 31, 2025, as the transferee was a director nominee and therefore considered a related party under ASC 850, Related Party Disclosures.

NOTE 15 – COMMITMENT AND CONTINGENCIES

Contingencies

The Company is involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial statements.

NOTE 16 - SUBSEQUENT EVENTS

The Company evaluated subsequent events through March 23, 2026, which is the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statement.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Incorporation of rYojbaba Co., Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant’s Form F-1 filed on August 2, 2024).
2.1	Form of the Representative’s Warrants (incorporated by reference to Exhibit 4.1 to the Registrant’s Form F-1 filed on May 8, 2025).
2.2*	Description of Securities
4.1	Consulting and Services Agreement, dated as of April 4, 2023, between rYojbaba Co., Ltd. and HeartCore Enterprises, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Form F-1 filed on August 2, 2024).
4.2	1st Stock Acquisition Rights Allotment Agreement, dated March 3, 2023, between rYojbaba Co., Ltd. and HeartCore Enterprises, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Form F-1 filed on August 2, 2024).
4.3	Independent Director Agreement between rYojbaba Co., Ltd. and Ferdinand Groenewald (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 6-K filed on August 15, 2025).
4.4	Underwriting Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 6-K filed on August 15, 2025).
4.5	Comprehensive Global Labor Support and Union Infrastructure Development Agreement with International Labor Union by and between rYojbaba Co., Ltd. and International Labor Union, dated October 1, 2025 (English Translation) (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K filed on March 4, 2026)
8.1	List of Subsidiaries of the rYojbaba Co., Ltd. (incorporated by reference to Exhibit 21.1 to the Registrant’s Form F-1 filed on August 2, 2024).
11.1*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Interim Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of the Chief Executive Officer and Interim Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

112

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

rYojbaba Co., Ltd.

March 23, 2026	By:	/s/ Ryoji Baba
	Name:	Ryoji Baba
	Title:	Chief Executive Officer, Interim Chief Financial Officer and Director

113