Form 20-F/A
period 2025-12-31
rYojbaba Co., Ltd.
filed 2026-04-08
CIK 2012600

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Takayuki Nakano

Chief Executive Officer

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

Telephone: +81 (92) 553-0344

Email: t.nakano@ryojbaba.co.jp

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

Common Shares, no par value	RYOJ	The Nasdaq Stock Market LLC

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

Yes ☐ No ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amended Annual Report”) amends the Annual Report on Form 20-F of rYojbaba Co., Ltd. (the “Company” or “we”) for the year ended December 31, 2025 (the “Original Form 20-F”), filed on March 23, 2026, with the Securities and Exchange Commission (the “SEC”). The only changes made to the Original Form 20-F are to revise the Exhibit Table to include the Company’s Clawback policy, which was erroneously omitted from the previous filing.

Except as noted above, the Company has not modified, or updated disclosures presented in this Amended Annual Report. Accordingly, the Amended Annual Report does not reflect events occurring after the Original Form 20-F or modify or update those disclosures affected by subsequent events.

TABLE OF CONTENTS

PART III.

ITEM 19.	EXHIBITS

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Incorporation of rYojbaba Co., Ltd. (incorporated by reference to Exhibit 3.1 to the Registrant’s Form F-1 filed on August 2, 2024).
2.1	Form of the Representative’s Warrants (incorporated by reference to Exhibit 4.1 to the Registrant’s Form F-1 filed on May 8, 2025).
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 to the Registrant’s Form 20-F filed on March 23, 2026)
4.1	Consulting and Services Agreement, dated as of April 4, 2023, between rYojbaba Co., Ltd. and HeartCore Enterprises, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Form F-1 filed on August 2, 2024).
4.2	1st Stock Acquisition Rights Allotment Agreement, dated March 3, 2023, between rYojbaba Co., Ltd. and HeartCore Enterprises, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Form F-1 filed on August 2, 2024).
4.3	Independent Director Agreement between rYojbaba Co., Ltd. and Ferdinand Groenewald (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 6-K filed on August 15, 2025).
4.4	Underwriting Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 6-K filed on August 15, 2025).
4.5	Comprehensive Global Labor Support and Union Infrastructure Development Agreement with International Labor Union by and between rYojbaba Co., Ltd. and International Labor Union, dated October 1, 2025 (English Translation) (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K filed on March 4, 2026)
8.1	List of Subsidiaries of the rYojbaba Co., Ltd. (incorporated by reference to Exhibit 21.1 to the Registrant’s Form F-1 filed on August 2, 2024).
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Registrant’s Form 20-F on March 23, 2026)
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

rYojbaba Co., Ltd.

April 7, 2026	By:	/s/ Takayuki Nakano
	Name:	Takayuki Nakano
	Title:	Chief Executive Officer and Director